As filed with the Securities and Exchange Commission on November 18, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Infinity Property and Casualty Corporation

(Exact Name of Registrant as Specified in Its Charter)

Ohio	6331	03-0483872
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

2204 Lakeshore Drive

Birmingham, Alabama 35209

(205) 870-4000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Samuel J. Simon, Esq.

Senior Vice President, General Counsel and Secretary

Infinity Property and Casualty Corporation

2204 Lakeshore Drive

Birmingham, Alabama 35209

Telephone: (205) 870-4000

Facsimile: (205) 803-8585

(Name, Address, Including Zip Code, Telephone and Facsimile Numbers, Including Area Code, of Agent For Service)

With copies to:

Mark A. Weiss, Esq Keating, Muething & Klekamp, P.L.L. 1400 Provident Tower One East Fourth Street Cincinnati, Ohio 45202 Telephone: (513) 579-6599 Facsimile: (513) 579-6956	Jonathan L. Freedman, Esq. Dewey Ballantine LLP 1301 Avenue of the Americas New York, New York 10019-6092 Telephone: (212) 259-8000 Facsimile: (212) 259-6333

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price (1)	Amount Of Registration Fee

Common Stock	9,028,034 shares	$32.23	$290,973,536	$23,540

(1)	Calculated pursuant to Rule 457(c) under the Securities Act of 1933, based upon the average high and low sale prices of the common stock on November 13, 2003 on the Nasdaq Stock Market’s National Market.

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 18, 2003

PROSPECTUS

7,850,465 Common Shares

Infinity Property and Casualty Corporation

Common Stock

A wholly-owned subsidiary of American Financial Group, Inc. is selling all of the shares of common stock in this offering other than the shares subject to the over-allotment option described below. Infinity will not receive any of the proceeds from the sale of the shares by the selling shareholder. Our common stock is quoted on the Nasdaq National Market under the symbol “IPCC.” On November 14, 2003, the last quoted price of the shares of common stock as reported on the Nasdaq National Market was $32.01 per share.

Investing in our common stock involves risks that are described in the “ Risk Factors” section beginning on page 10 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to selling shareholder	$	$

The underwriters may also purchase up to an additional 1,177,569 shares of common stock from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. If the underwriters exercise that option in full, the total public offering price, underwriting discount and proceeds to us would be $     , $     , and $     , respectively.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of common stock will be ready for delivery on or about                     , 2003.

Credit Suisse First Boston	Merrill Lynch & Co.	UBS Investment Bank

Banc of America Securities LLC

Bear, Stearns & Co. Inc.

Morgan Keegan & Company, Inc.

The date of this prospectus is                    , 2003.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

PROSPECTUS SUMMARY

This summary highlights information about Infinity Property and Casualty Corporation and the offering. Because this is a summary, it may not contain all the information you should consider before investing in our common stock. You should carefully read this entire prospectus.

References in this prospectus to “Infinity,” “we,” “us” and “our”, unless the context requires otherwise, refer to Infinity Property and Casualty Corporation and its combined operations, including the Assumed Agency Business. Unless otherwise noted in this prospectus, we assume that the underwriters will not exercise their over-allotment option. Unless otherwise indicated, all financial information in this prospectus is presented on a pro forma basis for periods prior to December 31, 2002 (see “Our Formation and Separation from AFG” and “Unaudited Pro Forma Financial Information”). In this prospectus, all share and per share data assumes that the stock split we declared in January 2003 had already occurred. Unless otherwise indicated, insurance industry data and our market share or ranking in the industry were derived from data compiled by A.M. Best Company Inc.

Infinity

What We Do

We are a national provider of personal automobile insurance with an emphasis on nonstandard auto insurance. Nonstandard auto insurance provides coverage to drivers who, due to their driving record, age or vehicle type, represent higher than normal risks and pay higher rates for comparable coverage. We also write standard and preferred personal auto insurance, nonstandard commercial auto insurance and complementary personal lines insurance products.

Our products are offered primarily through a network of approximately 14,000 independent agencies and strategic partnerships. Based on data published by A.M. Best, we believe we are the second largest provider of nonstandard auto coverage through independent agents in the United States, behind only The Progressive Corporation. While licensed to write insurance in every state, we focus on 15 states which we believe provide the greatest opportunity for profitable growth.

In 2002, we generated, on a pro forma basis, $988.9 million in gross premiums written, $687.3 million in net premiums written and had net earnings of $36.3 million. For the nine months ended September 30, 2003, we generated $734.8 million in gross premiums written, $622.8 million in net premiums written and had net earnings of $38.8 million. For the year ended December 31, 2002 and the nine months ended September 30, 2003, approximately 95% of our business was personal auto and the remaining 5% was homeowners, umbrella liability, boat owners and nonstandard commercial auto coverages. While there is no precise, industry-recognized definition of nonstandard auto insurance, we estimate that, for the year ended December 31, 2002 and the nine months ended September 30, 2003, approximately four-fifths of our personal auto business was nonstandard coverage. At September 30, 2003, we had total assets of $2.0 billion, total liabilities of $1.5 billion and shareholders’ equity of $442 million.

The following table compares our statutory combined ratio in past years with those of the personal lines insurance industry as a whole. See “Business — Our Strengths” for a description of how the combined ratio is calculated, the use of the combined ratio as a measure of underwriting profitability and the source of the industry combined ratios presented.

	2003		2002	2001	2000	1999	1998	1998-2002	1993-2002
Infinity	95.9	%(1)	92.7%	104.6%	108.7%	98.7%	97.0%	100.9%	101.4%
Industry	99.7	%(2)	105.3%	110.9%	109.9%	104.5%	102.7%	106.6%	105.2%
Percentage Points Better Than Industry	3.8%		12.6%	6.3%	1.2%	5.8%	5.7%	5.7%	3.8%

(1)	Combined ratio through September 30, 2003.
(2)	Combined ratio through June 30, 2003, from A.M. Best. Industry data through September 30, 2003 are not yet available.

Our Strengths

We believe that we are well positioned to compete in today’s market through various strengths that should enable us to build upon our history of favorable underwriting results. These strengths include:

•	Our product focus on nonstandard auto insurance with a selected presence in the standard and preferred segments.

•	Our expertise in risk segmentation, including our detailed evaluation of risks and use of sophisticated proprietary data bases and risk models.

•	Our claims handling capability, including our emphasis on employee claims personnel and our 24-hour, seven days per week toll-free claims service.

•	Our agency relationships with approximately 14,000 independent agents.

•	Our low cost structure, resulting in our ratio of underwriting expenses to premiums being better than the personal lines industry average by 4.4 points for the calendar years 1998 through 2002.

•	Our experienced management team with extensive experience in the personal automobile insurance business and with us.

•	Our financial strength, including our conservative investment portfolio and the “A” (Excellent) ratings of our insurance subsidiaries from A.M. Best.

Our Strategy

Our goal is to maximize shareholder value by focusing on underwriting profitability and long-term return on equity. We pursue this goal through a strategy of:

•	Product focus on personal automobile insurance.

•	Geographic focus on the states that we believe offer us the greatest opportunity for profitable growth.

•	Controlled operating expenses to achieve a competitive cost structure.

•	Disciplined pricing so as to achieve adequate and accurate rates.

•	Field claim handling emphasizing prompt response to claims, continued good service to our customers and effective control of the claims process.

•	Distribution focus on independent agent channel.

Certain Risks We Face

Our ability to capitalize on our strengths and implement our strategy entails risks. For example, we have a limited operating history as an independent public company. Further, the process of consolidating the operations of our insurance subsidiaries poses managerial, strategic and technological challenges. Adverse developments in the market for personal automobile insurance, or the personal automobile insurance industry in general, could cause our results of operations to suffer. Our reliance on the independent agency market makes us vulnerable to a reduction in the amount of business written by independent agents, and if we are not able to attract and retain independent agents, our revenues could be negatively affected. For further discussion of these and other risks we face, see “Risk Factors”.

Our principal executive offices are located at 2204 Lakeshore Drive, Birmingham, Alabama, 35209. Our telephone number is (205) 870-4000.

The Offering

Common stock offered by selling shareholder	7,850,465 shares, representing all of the remaining shares owned by American Financial Group, Inc. (“AFG”).

Common stock to be outstanding after this offering (1)	20,483,958 shares

Use of proceeds	We will receive no proceeds from the sale of shares by the selling shareholder. Proceeds from the sale of shares, if any, from the exercise of the underwriters’ over-allotment option will be used to pay down debt under our term loan and for general corporate purposes.

Nasdaq National Market Symbol	“IPCC”

(1)	The number of shares of common stock excludes 2.5 million shares reserved for issuance under various employee and director compensation plans.

Our Formation and Separation from AFG

Infinity was formed in September 2002 as an indirect wholly-owned subsidiary of American Financial Group, Inc. to acquire and conduct, as a separate public company, AFG’s personal lines insurance business written through independent agents. Prior to the initial public offering of common stock, AFG transferred to Infinity all of the issued and outstanding capital stock of the following personal auto insurance subsidiaries, including their respective subsidiaries, involved primarily in the issuance of nonstandard auto policies: Atlanta Casualty Company, Leader Insurance Company, Infinity Insurance Company and Windsor Insurance Company. We refer to these subsidiaries as the NSA Group. In this prospectus, we refer to our operations and financial results before January 1, 2003 as the operations and financial results of either Infinity or the NSA Group. In exchange for the NSA Group, AFG received all of the issued and outstanding shares of Infinity common stock and a note payable in the amount of $55 million.

In addition, as of January 1, 2003, AFG’s principal property and casualty insurance subsidiary, Great American Insurance Company (“Great American”), transferred to us its personal insurance business written through independent agents. This is primarily auto insurance for standard and preferred drivers, but also includes other personal lines. Because this business is not a separate legal entity, the transfer was effected through a reinsurance agreement under which we assumed the inforce business, service the policyholders and handle the claims. Great American, in turn, transferred to us assets (primarily investment securities) with a market value of $125.3 million, which was approximately equal to the net liabilities related to the inforce business, less

$5 million. We refer to this business as the Assumed Agency Business.

We completed the initial public offering of our common stock in February 2003. In the initial public offering, AFG sold 12.5 million shares of our common stock held by it. We received no proceeds from the initial public offering. AFG is selling its remaining shares in this offering.

The financial assets transferred to us from Great American in connection with our acquisition of Great American’s personal insurance business written through independent agents include primarily investment securities which are described in more detail in Note 1 to the Unaudited Pro Forma Financial Information. Other financial assets (primarily agents’ balances and deferred policy acquisition costs) and financial liabilities (primarily loss reserves and unearned premiums) transferred are described more fully in the Statement of Assets (excluding investments) and Liabilities to be Transferred for this business which begin on page F-18 of this Prospectus. In addition to the transfer of financial assets and liabilities, we received the operational processes, including policy renewal rights, and employees necessary to conduct the normal operations of this business following the date of transfer. Accordingly, the transfer represented the acquisition of a “business” under generally accepted accounting principles. Since the transfer was made while Infinity was an AFG subsidiary, the assets and liabilities transferred were recorded at AFG’s historical cost.

The companies and business comprising Infinity represented approximately 31% of AFG’s entire property and casualty group and approximately 83% of AFG’s Personal segment based on earned premiums in 2002. AFG’s property and casualty group was engaged primarily in specialty and private passenger automobile insurance businesses. The Specialty group includes a highly diversified group of specialty business units. Some of the more significant areas are inland and ocean marine, California workers’ compensation, agricultural-related coverages, executive and professional liability, fidelity and surety bonds, collateral protection, and umbrella and excess coverages. The Personal group wrote nonstandard and preferred/standard private passenger auto and other personal insurance coverage. AFG’s annuity and life business markets primarily retirement products as well as life and supplemental health insurance. AFG’s businesses operate throughout the United States. In 2002, 2001 and 2000, AFG derived less than 2% of its revenues from the sale of life and supplemental health products in Puerto Rico and less than 1% of its revenues from the sale of property and casualty insurance in Mexico, Canada, Puerto Rico, Europe and Asia.

The following table (in millions) shows AFG’s revenues by significant business segment for the three years preceding our initial public offering of common stock.

	Year ended December 31,
	2002	2001	2000
Revenues(a)
Property and casualty insurance:
Premiums earned:
Specialty	$1,497	$1,409	$1,223
Personal	905	1,183	1,270
Other lines(b)	1	2	1

	2,403	2,594	2,494
Investment and other income	411	458	451

	2,814	3,052	2,945
Annuities and life(c)	897	856	824
Other	39	16	48

	$3,750	$3,924	$3,817

(a)	Revenues include sales of products and services as well as other income earned by the respective segments.
(b)	Represents lines in “run-off”; AFG has ceased underwriting new business in these operations.
(c)	Represents primarily investment income.

Summary Historical Financial Data

We derived the summary data as of and for each of the three years ended December 31, 2002, from financial statements audited by Ernst & Young LLP. We derived the summary data as of and for the nine months ended September 30, 2003 and 2002, from unaudited financial statements which include all adjustments, consisting of normal recurring accruals, that management considers necessary for a fair presentation of the financial position and results of operations for those periods. Results for the interim periods are not necessarily indicative of results to be expected for the entire year. The Infinity financial data set forth below for all periods prior to December 31, 2002 is the financial data of the NSA Group. The Infinity financial data for the nine months ended September 30, 2003 include the results of the Assumed Agency Business. You should read this summary in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes appearing elsewhere in this prospectus.

	Nine Months Ended September 30,		Year ended December 31,
	2003	2002	2002	2001	2000
	(unaudited)	(unaudited)
	(dollars in millions, except per share amounts)
Infinity
Earnings Statement Data:
Earned Premiums	$504.2	$496.0	$645.9 (a)	$916.4 (a)	$1,043.3
Net Investment Income	41.9	47.4	61.3	75.2	69.3
Realized Gains (Losses) on Investments	1.3	(6.4)	(6.7)	(5.9)	(5.4)
Other Income	4.0	3.2	4.0	4.3	3.6

Total Revenues	551.3	540.2	704.5	990.0	1,110.8
Losses and Loss Adjustment Expenses	399.8	390.7	527.8	752.3	915.8
Commissions and Other Underwriting Expenses	68.1	83.1	79.0	202.1	229.5
Interest Expense	4.4	—	—	—	—
Corporate General and Administrative Expenses	5.0	—	—	—	—
Other Expenses	15.6	18.5	26.8	19.8	24.4

Total Expenses	492.9	492.3	633.6	974.2	1,169.7
Earnings (Loss) before Income Taxes	58.4	47.9	70.9	15.8	(58.9)
Provision (Credit) for Income Taxes	19.7	16.5	25.0	6.1	(20.3)

Net Earnings (Loss) Before Equity in Affiliates	38.8	31.4	45.9	9.7	(38.6)
Equity in Losses of Affiliates, Net of Tax	—	—	—	—	(11.5)

Net Earnings (Loss)	$38.8	$31.4	$45.9	$9.7	$(50.1)

Net Earnings (Loss) per Common Share—Diluted	$1.89
Balance Sheet Data:
Cash and Investments	$1,389.1	$1,189.4	$1,061.3	$1,188.1	$1,216.2
Total Assets	1,987.7	1,752.7	1,550.9	1,760.4	1,787.9
Unpaid Losses and Loss Adjustment Expenses	723.7	631.5	604.0	645.2	640.3
Total Liabilities	1,545.6	1,227.6	1,164.1	1,197.7	1,173.7
Shareholders’ Equity	442.1	525.1	386.8	562.8	614.2
Book Value per Common Share	$21.73

Statutory Data(b):
Loss and LAE Ratio	79.5%	78.7%	81.8%	82.1%	87.8%
Underwriting Expense Ratio	16.4%	15.1%	9.7%	21.3%	21.7%

Combined Ratio	95.9%	93.8%	91.5%	103.4%	109.5%
Policyholders’ Surplus	$453.2	$400.2	$325.4	$442.8	$425.5

	Nine Months Ended September 30,		Year ended December 31,
	2003	2002	2002		2001	2000
	(c)	(unaudited)
	(dollars in millions)
Assumed Agency Business
Earnings Statement Data:
Earned Premiums		$84.6	$107.2	(d)	$149.9	$128.9
Underwriting Gain (Loss)		(8.4)	(10.0)		(14.7)	(3.6)

Balance Sheet Data:
Assets (excluding Investments) to be Transferred		$61.2	$53.5		$78.8	$65.2
Investments to be Transferred		—	125.3		—	—
Unpaid Losses and Loss Adjustment Expenses		123.6	125.6		115.9	105.9
Liabilities to be Transferred		176.5	178.8		200.5	173.3

(a)	The decline in earned premiums during 2001 and 2002 is due primarily to a reinsurance agreement pursuant to which we ceded 90% of the automobile physical damage business written by us as more fully discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
(b)	While financial data is reported in accordance with generally accepted accounting principles (“GAAP”) for shareholder and other investment purposes, it is reported on a statutory basis for insurance regulatory purposes. An insurer’s underwriting profitability, as opposed to overall profitability or net earnings, is measured by the combined ratio. When the combined ratio is under 100%, underwriting results are generally considered profitable; when the ratio is over 100%, underwriting results are generally considered unprofitable. The combined ratio does not reflect investment income, other income or federal income taxes.
The statutory combined ratio represents the sum of the following ratios: (1) losses and loss adjustment expenses incurred as a percentage of net earned premiums and (2) underwriting expenses incurred as a percentage of net written premiums. Certain statutory expenses differ from amounts reported under GAAP. Specifically, under GAAP, commissions, premium taxes and other variable costs incurred in connection with writing new and renewal business are capitalized and amortized on a pro rata basis over the period in which the related premiums are earned; on a statutory basis these items are expensed as incurred. In addition, costs for computer software developed or obtained for internal use are capitalized under GAAP and amortized over their useful life, rather than expensed as incurred, as required for statutory purposes.
See “Results of Operations — Underwriting” in Management’s Discussion and Analysis of Financial Condition and Results of Operations for a discussion of GAAP combined ratios for Infinity and the Assumed Agency Business.
(c)	The results of the Assumed Agency Business are included in the Infinity earnings statement data for the nine months ended September 30, 2003.
(d)	The decline in earned premiums during 2002 was due primarily to the reinsurance agreement described in note (a) above.

RISK FACTORS

An investment in the common stock involves a number of risks. You should carefully consider the following information, together with the other information contained in this prospectus, before investing in the common stock.

We have a limited operating history as a stand-alone entity.

We became an independent public company in February 2003. Prior to that time, our insurance subsidiaries relied on AFG for assistance with respect to financial, administrative, managerial and other matters. While we have developed our own credit and banking relationships and perform our own financial and investor relations functions, continuing to develop the infrastructure necessary to operate as an independent public company has required and will continue to require a substantial amount of time and resources.

Our ongoing consolidation of the operations of our insurance subsidiaries may not be successful.

We are combining the operations of several insurance companies that have operated previously as independent business units. The process of consolidating the operations of our insurance subsidiaries poses managerial, strategic and technological challenges for us as an independent company, particularly with respect to the integration of historically separate information systems to a single system. The prospective costs and benefits of the consolidation may not result in equivalent or greater operating efficiencies and savings than those that have already been achieved. Such consolidation may negatively impact our revenues.

Because we are primarily a personal automobile insurer, our business may be adversely affected by conditions in that business.

Approximately 95% of our gross written premiums for the year ended December 31, 2002 and the nine months ended September 30, 2003 were generated from personal automobile insurance policies. Adverse developments in the market for personal automobile insurance, or the personal automobile insurance industry in general, could cause our results of operations to suffer. Our industry is exposed to the risks of severe weather conditions, such as rainstorms, snowstorms, hail and ice storms, hurricanes, tornadoes, earthquakes and, to a lesser degree, explosions, terrorist attacks and riots. The automobile insurance business is also affected by cost trends that impact profitability. Factors which negatively affect cost trends include inflation in automobile repair costs, automobile parts costs, used car prices and medical care. Increased litigation of claims may also negatively affect loss costs.

Our results may fluctuate as a result of cyclical changes in the personal auto insurance industry.

The personal auto insurance industry historically is cyclical in nature. The industry has been characterized by periods of price competition and excess capacity followed by periods of high premium rates and shortages of underwriting capacity. These fluctuations in the business cycle would be likely to negatively impact our revenues.

Intense competition could adversely affect our profitability.

The personal automobile insurance business is highly competitive and, except for regulatory considerations, there are relatively few barriers to entry. We compete with both large national writers and smaller regional companies. Some of our competitors have more capital and greater resources than we have, and may offer a broader range of products and lower prices than we offer. Some of our competitors that are direct writers, as opposed to agency writers as we are, may have certain competitive advantages, including increased name recognition, direct relationships with policyholders rather than with independent agents and, potentially, lower cost structures.

We are vulnerable to a reduction in the amount of business written by independent agents.

Our reliance on the independent agency market makes us vulnerable to a reduction in the amount of business written by independent agents. Many of our competitors, like us, rely significantly on the independent agency market. Approximately two-thirds of all personal automobile insurance is sold direct or through captive agents (agents employed by the company or selling only one company’s products) and approximately one-third is sold by independent agents. A material reduction in the amount of business independent agents sell would negatively impact our revenues.

If we are not able to attract and retain independent agents, our revenues could be negatively affected.

We must compete with other insurance carriers for independent agents’ business. Some of our competitors offer a larger variety of products, lower prices for insurance coverage or higher commissions. While we believe that the products, pricing, commissions and services we offer agents are competitive, we may not be able to continue to attract and retain independent agents to sell our insurance products, in which case, our revenues could be negatively affected.

We are subject to comprehensive regulation, and our ability to earn profits may be restricted by these regulations.

We are subject to comprehensive regulation by government agencies in the states where our insurance company subsidiaries are domiciled (California, Indiana, Ohio, Oklahoma and Texas) and where these subsidiaries issue policies and handle claims. We must comply with regulations involving:

•	the payment of dividends;

•	the acquisition or disposition of an insurance company or of any company controlling an insurance company;

•	approval or filing of premium rates and policy forms;

•	involuntary assignments of high-risk policies, participation in reinsurance facilities and underwriting associations, assessments and other governmental charges;

•	minimum amounts of capital and surplus that must be maintained;

•	limitations on types and amounts of investments;

•	limitation of the right to cancel or non-renew policies;

•	regulation of the right to withdraw from markets or terminate involvement with agencies;

•	licensing of insurers and agents;

•	reporting with respect to financial condition; and

•	transactions between an insurance company and any of its affiliates.

In addition, state insurance department examiners perform periodic financial and market conduct examinations of insurance companies. Such regulation is generally intended for the protection of policyholders rather than securityholders.

Regulation may become more extensive in the future.

Existing insurance-related laws and regulations may become more restrictive in the future, and new restrictive laws may be enacted. New or more restrictive regulation in the future could make it more expensive for us to conduct our business, restrict the premiums we are able to charge or otherwise change the way we do business. See “Business — Regulatory Environment.”

Our insurance subsidiaries are subject to minimum capital and surplus requirements. Our failure to meet these requirements could subject us to regulatory action.

Our insurance subsidiaries are subject to minimum capital and surplus requirements imposed under the laws of California, Indiana, Ohio, Oklahoma and Texas. Any failure by one of our insurance subsidiaries to meet the minimum capital and surplus requirements imposed by applicable state law will subject it to corrective action, including requiring the adoption of a comprehensive financial plan, examination and the issuance of a corrective order by the applicable state insurance department, revocation of its license to sell insurance products or placing the subsidiary under state regulatory control. Any new minimum capital and surplus requirements adopted in the future may require us to increase our capital and surplus levels, which we may be unable to do. As of September 30, 2003, each of our insurance company subsidiaries had capital and surplus substantially in excess of the currently required amounts.

As a holding company, we are dependent on the results of operations of our insurance company subsidiaries to meet our obligations and pay future dividends.

We are a holding company and a legal entity separate and distinct from our insurance company subsidiaries. As a holding company without significant operations of our own, our principal sources of funds are dividends and other distributions from our insurance company subsidiaries. State insurance laws limit the ability of our insurance companies to pay dividends and require our insurance companies to maintain specified levels of statutory capital and surplus. In addition, for competitive reasons, our insurance companies need to maintain financial strength ratings which requires us to sustain capital levels in those subsidiaries. These restrictions affect the ability of our insurance company subsidiaries to pay dividends and use their capital in other ways. Our rights to participate in any distribution of assets of our insurance company subsidiaries are subject to prior claims of policyholders and creditors (except to the extent that our rights, if any, as a creditor are recognized). Also, the covenants in our term loan require us to maintain minimum levels of capital and surplus which may limit the ability of our insurance company subsidiaries to pay dividends to us. Consequently, our ability to pay debts, expenses and cash dividends to our shareholders may be limited. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Sources of Funds” and “Business — Regulatory Environment.”

Our failure to maintain a commercially acceptable financial strength rating would significantly and negatively affect our ability to implement our business strategy successfully.

Financial strength ratings are an important factor in establishing the competitive position of insurance companies and may be expected to have an effect on an insurance company’s sales. A.M. Best has currently assigned our insurance company subsidiaries a group rating of “A (Excellent)”. According to A.M. Best, “A” ratings are assigned to insurers which have, on balance, excellent balance sheet strength, operating performance and business profile when compared to the standards established by A.M. Best and, in A.M. Best’s opinion, have a strong ability to meet their ongoing obligations to policyholders. A.M. Best bases its ratings on factors that concern policyholders and not upon factors concerning investor protection. Such ratings are subject to change and are not recommendations to buy, sell or hold securities. There can be no assurance that our rating or future changes to our rating will not affect our competitive position. See “Business — Ratings.”

We are parties to litigation which, if decided adversely to us, could impact our financial results.

We are named as a defendant in a number of lawsuits, including several class actions. These lawsuits are described more fully in “Business — Legal Proceedings”. Litigation, by its very nature, is unpredictable and the outcome of these cases is uncertain. Further, the precise nature of the relief that may be sought or granted in any lawsuits is uncertain and may, if these lawsuits are determined adversely to us, negatively impact our earnings. See “Business — Legal Proceedings.”

New claim and coverage issues are continually emerging, and these new issues could negatively impact our revenues or our method of doing business.

As automobile insurance industry practices and regulatory, judicial, and consumer conditions change, unexpected and unintended issues related to claims and coverage may emerge. The issues can have a negative effect on our business by either extending coverage beyond our underwriting intent or by increasing the size of claims. Recent examples of emerging claims and coverage issues include:

•	the use of an applicant’s credit rating as a factor in making risk selection and pricing decisions;

•	the availability of coverages which pay different commission levels to agents depending upon premium level;

•	a growing trend of plaintiffs targeting automobile insurers, including us, in purported class action litigation relating to the claim-handling practices such as total loss evaluation methodology.

The effects of these and other unforeseen emerging claim and coverage issues could negatively impact our revenues or our methods of doing business. See “Business — Legal Proceedings.”

Our reserves may be inadequate, which could significantly affect our financial results.

We record reserve liabilities for the estimated payment of losses and loss adjustment expenses for both reported and unreported claims. Due to the inherent uncertainty of estimating reserves, it has been necessary in the past, and may continue to be necessary in the future, to revise estimated liabilities as reflected in our reserves for claims and related expenses. To the extent that reserves are inadequate and are strengthened, the amount of such increase is treated as a charge to earnings in the period in which the deficiency is recognized. The historic development of reserves for losses and loss adjustment expense may not necessarily reflect future trends in the development of these amounts. Accordingly, it is not appropriate to extrapolate redundancies or deficiencies based on historical information.

We are dependent on key executives.

Our success will depend in part upon the continued service of our Chief Executive Officer and President, James R. Gober, our Executive Vice President, John R. Miner, our Senior Vice President and General Counsel, Samuel J. Simon, our Senior Vice President and Chief Financial Officer, Roger Smith and our Senior Vice President, Joseph A. Pietrangelo. We have employment or severance agreements with two of our executives which we describe in “Management —Agreements with Executives”. We do not have key person insurance on the lives of any of these individuals. Our success will also depend on our ability to attract and retain additional executives and personnel. The loss of key personnel could cause disruption in our business. As we grow, we will need to recruit and retain additional qualified personnel, and we may not be able to do so.

Adverse securities market conditions can have significant and negative effects on our investment portfolio.

Our results of operations depend in part on the performance of our invested assets. As of September 30, 2003, 98% of our investment portfolio was invested in fixed maturity securities and 2% in equity securities. Certain risks are inherent in connection with fixed maturity securities including loss upon default and price volatility in reaction to changes in interest rates and general market factors. An increase in interest rates lowers prices on fixed maturity securities, and any sales we make during a period of increasing interest rates may result in losses. Conversely, investment income earned from future investments in fixed maturity securities will decrease if interest rates decrease.

Our results may be adversely affected by conditions in the states where our business is concentrated.

For the year ended December 31, 2002 and the nine months ended September 30, 2003, we generated approximately 80% and 87%, respectively, of our gross written premiums in our top 15 states. California,

our largest market, generated approximately 34% and 46%, respectively, of our gross written premiums in 2002 and the nine months ended September 30, 2003. Our revenues and profitability are therefore subject to prevailing regulatory, legal, economic, demographic, competitive and other conditions in these states. Changes in any of these conditions could make it less attractive for us to do business in those states. Adverse regulatory developments in any of these states, which could include, among others, reductions in the rates permitted to be charged, inadequate rate increases, an inability to reduce the amount of insurance we write in those states, or more fundamental changes in the design or implementation of the automobile insurance regulatory framework, could negatively affect our premium revenue or make it more expensive or less profitable for us to conduct our business.

We are dependent on certain contractual arrangements with AFG, and we may be unable to replace these arrangements, upon their expiration, with similar or more favorable arrangements.

In connection with the initial public offering of common stock, we entered into a formation and separation agreement, a registration rights agreement, a noncompetition agreement, an investment advisory agreement, a tax allocation indemnification agreement, a services agreement and other arrangements and agreements with AFG and certain of its affiliates. See “Certain Arrangements and Relationships Between Our Company and AFG.” We negotiated the terms of these agreements with AFG. Our board of directors approved the terms of these agreements, but the agreements were not reviewed or approved by the independent directors who joined our board upon completion of the initial public offering of our common stock. Several of these agreements govern our relationship with AFG and its affiliates with respect to various intercompany services which AFG and its affiliates provide us. After the expiration of these agreements, we may not be able to replace these services and arrangements in a timely manner or on terms and conditions, including cost, as favorable as those we have with AFG.

Certain provisions contained in our organizational documents and the insurance laws of various states could impede an attempt to replace or remove our management or prevent the sale of our company, which could diminish the value of our common stock.

Our Articles of Incorporation and Regulations and the insurance laws of various states contain provisions that could impede an attempt to replace or remove our management or prevent the sale of our company that, in either case, shareholders might not consider to be in their best interests. For instance, these provisions may prevent shareholders from receiving the benefit of any premium over the market price of our common stock offered by a bidder in a potential takeover. In addition, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future. See “Business — Regulatory Environment” and “Description of Capital Stock.”

CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING STATEMENTS

Some of the statements under “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus may include forward-looking statements which reflect our current views with respect to future events and financial performance. These statements include forward-looking statements both with respect to us and the insurance industry. Statements which include the words “believes”, “expects”, “may”, “will”, “should”, “seeks”, “intends”, “plans”, “estimates”, “anticipates” or the negative version of those words or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

These are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Examples of such forward-looking statements include statements relating to: expectations concerning market and other conditions, future premiums, revenues, earnings and investment activities, expected losses, rate increases, improved loss experience and expected expense savings resulting from consolidation of the operations of our subsidiaries. Actual results could differ materially from those we expect depending on certain risks and uncertainties including but not limited to:

•	changes in economic conditions and financial markets (including interest rates);

•	the adequacy or accuracy of our pricing methodologies;

•	the presence of competitors with greater financial resources and the impact of competitive pricing;

•	the ability to obtain timely approval for requested rate changes;

•	judicial and regulatory developments adverse to the automobile insurance industry;

•	the outcome of pending litigation against us;

•	weather conditions (including the severity and frequency of storms, hurricanes, snowfalls, hail and winter conditions);

•	changes in driving patterns and loss trends;

•	acts of war and terrorist activities; and

•	the challenges posed by consolidating the operations of its insurance subsidiaries.

All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. We believe that these factors include but are not limited to those described under “Risk Factors” above. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

USE OF PROCEEDS

We will receive no proceeds from the sale of common stock by the selling shareholder. Fifty percent of any proceeds that we receive from the exercise of the underwriters’ over-allotment option will be used to repay debt as required under provisions of the term loan we secured in July 2003. The remaining proceeds will be used for general corporate purposes. Our term loan matures on June 30, 2010 and currently bears interest at 3.6%. Proceeds of $110 million from the term loan were contributed to our insurance subsidiaries to support future growth of their business and reduce our reliance on reinsurance, and the remaining proceeds were used to repay a $55 million promissory note issued to AFG in connection with our formation and for general corporate purposes.

CAPITALIZATION

The following table shows our capitalization at September 30, 2003. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes appearing elsewhere in this prospectus.

September 30, 2003
(dollars in millions, except per share amounts)
Term loan	$197.8
Shareholders’ equity:
Preferred stock; 10,000,000 shares authorized; no shares issued or outstanding	0
Common stock and paid-in capital; 50,000,000 shares authorized; 20,483,958 shares issued and outstanding	346.1
Unrealized gain on marketable securities	39.5
Retained earnings	56.5

Total shareholders’ equity	442.1

Total capitalization	$639.8

Book value per common share	$21.73

PRICE RANGE FOR COMMON STOCK AND DIVIDENDS

Our common stock began trading on February 18, 2003 on the Nasdaq National Market under the symbol “IPCC.” The following table sets forth, for the periods indicated, the high and low sales prices per share of common stock as reported on the Nasdaq National Market and the dividends paid per share of common stock during such period.

	High	Low	Dividend
2003
First Quarter (beginning February 18)	$18.40	$15.60	$—
Second Quarter	24.55	17.51	0.055
Third Quarter	29.15	22.65	0.055
Fourth Quarter (through November 14)	34.82	27.55	0.055

On November 14, 2003, the last quoted price per share of our common stock on the Nasdaq National Market was $32.01. As of September 30, 2003, we had 10 shareholders of record and approximately 116 beneficial holders of our common stock.

DIVIDEND POLICY

Our board of directors currently intends to declare a dividend on our common stock of $0.22 per share annually. In 2003, our board of directors declared dividends of $0.055 per share of common stock which were paid on each of May 25, August 28 and November 14, 2003. The declaration and payment of dividends is subject to the discretion of our board of directors, and will depend on, among other things, our financial condition, results of operations, capital and cash requirements, future prospects, regulatory and contractual restrictions on the payment of dividends by our subsidiaries, and other factors deemed relevant by the board. For a discussion of our cash resources and needs, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

We are a holding company and a legal entity separate and distinct from our insurance company subsidiaries. As a holding company without significant operations of our own, our principal sources of funds are dividends and other distributions from our insurance company subsidiaries. Our ability to receive dividends from subsidiaries is subject to limits under applicable state insurance laws. See “Business — Regulatory Environment.”

SELECTED HISTORICAL FINANCIAL DATA

The following tables summarize certain historical financial data of Infinity and of the Assumed Agency Business. We derived the data as of and for each of the four years ended December 31, 2002, from financial statements audited by Ernst & Young LLP. We derived the data as of and for the year ended December 31, 1998, and the nine months ended September 30, 2003 and 2002, from unaudited financial statements which include all adjustments, consisting of normal recurring accruals, that management considers necessary for a fair presentation of the financial position and results of operations for those periods. Results for the interim periods are not necessarily indicative of results to be expected for the entire year. The Infinity financial data set forth below for all periods prior to December 31, 2002 is the financial data of the NSA Group. The Infinity financial data for the nine months ended September 30, 2003 include the results of the Assumed Agency Business. You should read this data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes appearing elsewhere in this prospectus.

	Nine months ended September 30,		Year ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(unaudited)	(unaudited)					(unaudited)
	(dollars in millions, except per share amounts)
Infinity
Earnings Statement Data:
Earned Premiums	$504.2	$496.0	$645.9 (a)	$916.4 (a)	$1,043.3	$944.5	$1,156.7
Net Investment Income	41.9	47.4	61.3	75.2	69.3	74.3	77.6
Realized Gains (Losses) on Investments	1.3	(6.4)	(6.7)	(5.9)	(5.4)	22.6	9.0
Other Income	4.0	3.2	4.0	4.3	3.6	3.5	1.5

Total Revenues	551.3	540.2	704.5	990.0	1,110.8	1,044.9	1,244.8

Losses and Loss Adjustment Expenses	399.8	390.7	527.8	752.3	915.8	730.5	890.7
Commissions and Other Underwriting Expenses	68.1	83.1	79.0	202.1	229.5	213.4	250.1
Interest Expenses	4.4	—	—	—	—	—	—
Corporate General and Administrative Expenses	5.0	—	—	—	—	—	—
Other Expenses	15.6	18.5	26.8	19.8	24.4	19.4	9.8

Total Expenses	492.9	492.3	633.6	974.2	1,169.7	963.3	1,150.6

Earnings (Loss) before Income Taxes	58.4	47.9	70.9	15.8	(58.9)	81.6	94.2
Provision (Credit) for Income Taxes	19.7	16.5	25.0	6.1	(20.3)	29.2	29.5

Net Earnings (Loss) Before Equity in Affiliates	38.8	31.4	45.9	9.7	(38.6)	52.4	64.7
Equity in Losses of Affiliates, Net of Tax	—	—	—	—	(11.5)	(1.5)	(0.7)

Net Earnings (Loss)	$38.8	$31.4	$45.9	$9.7	$(50.1)	$50.9	$64.0

Net Earnings (Loss) per Common Share—Diluted	$1.89

Balance Sheet Data:
Cash and Investments	$1,389.1	$1,189.4	$1,061.3	$1,188.1	$1,216.2	$1,095.6	$1,276.7
Total Assets	1,987.7	1,752.7	1,550.9	1,760.4	1,787.9	1,594.9	1,778.4
Unpaid Losses and Loss Adjustment Expenses	723.7	631.5	604.0	645.2	640.3	553.3	599.5
Total Liabilities	1,545.6	1,227.6	1,164.1	1,197.7	1,173.7	1,060.9	1,136.7
Shareholders’ Equity	442.1	525.1	386.8	562.8	614.2	534.0	641.7

Book Value per Common Share	$21.73

Statutory Data (b):
Loss and LAE Ratio	79.5%	78.7%	81.8%	82.1%	87.8%	77.4%	77.0%
Underwriting Expense Ratio	16.4%	15.1%	9.7%	21.3%	21.7%	22.6%	21.3%

Combined Ratio	95.9%	93.8%	91.5%	103.4%	109.5%	100.0%	98.3%
Policyholders’ Surplus	$453.2	$400.2	$325.4	$442.8	$425.5	$345.4	$434.1

	Nine months ended September 30,		Year ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(c)	(unaudited)					(unaudited)
	(dollars in millions)

Assumed Agency Business
Earnings Statement Data:
Earned Premiums		$84.6	$107.2 (d)	$149.9	$128.9	$138.5	$148.2
Losses and Loss Adjustment Expenses		72.0	91.1	121.8	93.3	73.3	81.6
Commissions and Other Underwriting Expenses		21.0	26.2	42.8	39.2	46.6	47.2

		93.0	117.3	164.6	132.5	119.9	128.8

Underwriting Gain (Loss)		$(8.4)	$(10.0)	$(14.7)	$(3.6)	$18.6	$19.4

Balance Sheet Data:
Assets (excluding Investments) to be Transferred		$61.2	$53.5	$78.8	$65.2	$55.4	$62.1
Investments to be Transferred		—	125.3	—	—	—	—
Unpaid Losses and Loss Adjustment Expenses		123.6	125.6	115.9	105.9	118.3	150.5
Liabilities to be Transferred		176.5	178.8	200.5	173.3	183.1	222.2

Statutory Data (b):
Loss and LAE Ratio		84.9%	84.8%	81.3%	72.4%	54.8%	55.0%
Underwriting Expense Ratio		20.2%	17.2%	28.7%	30.3%	35.0%	31.4%

Combined Ratio		105.1%	102.0%	110.0%	102.7%	89.8%	86.4%

(a)	The decline in earned premiums during 2001 and 2002 is due primarily to a reinsurance agreement pursuant to which the NSA Group ceded 90% of the automobile physical damage business written by it as more fully discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(b)	While financial data is reported in accordance with generally accepted accounting principles (“GAAP”) for shareholder and other investment purposes, it is reported on a statutory basis for insurance regulatory purposes. An insurer’s underwriting profitability, as opposed to overall profitability or net earnings, is measured by the combined ratio. When the combined ratio is under 100%, underwriting results are generally considered profitable; when the ratio is over 100%, underwriting results are generally considered unprofitable. The combined ratio does not reflect investment income, other income or federal income taxes.

The statutory combined ratio represents the sum of the following ratios: (1) losses and loss adjustment expenses incurred as a percentage of net earned premiums and (2) underwriting expenses incurred as a percentage of net written premiums. Certain statutory expenses differ from amounts reported under GAAP. Specifically, under GAAP, commissions, premium taxes and other variable costs incurred in connection with writing new and renewal business are capitalized and amortized on a pro rata basis over the period in which the related premiums are earned; on a statutory basis these items are expensed as incurred. In addition, costs for computer software developed or obtained for internal use are capitalized under GAAP and amortized over their useful life, rather than expensed as incurred, as required for statutory purposes.

See “Results of Operations — Underwriting” in Management’s Discussion and Analysis of Financial Condition and Results of Operations for a discussion of GAAP combined ratios for Infinity and the Assumed Agency Business.

(c)	The results of the Assumed Agency Business are included in the Infinity earnings statement data for the nine months ended September 30, 2003.
(d)	The decline in earned premiums during 2002 was due primarily to the reinsurance agreement described in note (a) above.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following pro forma financial information is intended to provide you with information about how the transactions described herein might have affected the historical financial statements of Infinity and the Assumed Agency Business if they had been consummated before 2003. Since the Assumed Agency Business is not a separate legal entity, it does not have complete historical balance sheets reflecting a separate investment portfolio and equity nor complete income statements reflecting investment income and income taxes. The following pro forma information does not necessarily reflect the financial position or results of operations which would have actually resulted had the transactions described occurred as of the dates indicated, nor should they be taken as necessarily indicative of the future financial position or results of operations of Infinity.

The unaudited pro forma financial information is based upon and should be read in conjunction with the separate audited financial statements of both Infinity and the Assumed Agency Business and the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

We have prepared the following Unaudited Pro Forma Condensed Combined Balance Sheet assuming that on December 31, 2002 Infinity assumed the Assumed Agency Business through a reinsurance agreement.

Pro forma statements of operations for the years 2000 and 2001 and the nine months ended September 30, 2002, are presented for comparative purposes to show the retroactive combination of Infinity and the Assumed Agency Business. We have prepared the following Unaudited Pro Forma Condensed Combined Statements of Operations assuming that the 8.5% promissory note with a principal amount of $55 million was put in place on January 1, 2002. Pro forma investment income does not include any earnings on the $125.3 million in investment securities received by Infinity in connection with the acquisition of the Assumed Agency Business. Annual investment income (based on the overall yield of these securities of 4.4% at December 31, 2002) would be $5.5 million. The results of interim periods are not necessarily indicative of results for the entire year.

Pro forma amounts do not reflect any charges for the added costs of Infinity operating as a separate public company. We estimate these costs to be approximately $6 million annually. Pro forma amounts also do not reflect the benefits of Infinity’s consolidation of its claims, underwriting, product management and other functions in 2002. Management estimates that this consolidation will result in annualized savings of approximately $13 million, about $4 million of which was realized in 2002.

We ceased amortizing goodwill beginning January 1, 2002, in accordance with Statement of Financial Accounting Standards No. 142. Goodwill amortization expensed for the year 2001 was $2.2 million.

Pro forma amounts reflect the acquisition of the Assumed Agency Business as a transfer of assets among entities under common control. Further discussion of pro forma adjustments is contained in the accompanying notes.

Infinity Property and Casualty Corporation

Unaudited Pro Forma Condensed Combined Balance Sheet

December 31, 2002

	Infinity Historical	Assumed Agency Business Historical	Combining Adjustments		Infinity Pro Forma Combined
	(in millions, except per share amounts)
Assets:
Investments	$973.2	$—	$125.3	(1)	$1,098.5
Cash	88.1	—	—		88.1
Agents’ balances and premiums receivable	206.8	37.0	—		243.8
Prepaid reinsurance premiums	91.9	—	—		91.9
Goodwill	70.3	5.0	—		75.3
Other assets	120.6	11.5	—		132.1

	$1,550.9	$53.5	$125.3		$1,729.7

Liabilities and Capital:
Unpaid losses and loss adjustment expenses	$604.0	$125.6	$—		$729.6
Unearned premiums	302.6	48.0	—		350.6
Payable to affiliates	4.8	—	—		4.8
Long-term debt payable to affiliate	55.0	—	—		55.0
Other liabilities and accrued expenses	197.7	5.2	—		202.9

	1,164.1	178.8	—		1,342.9

Excess of liabilities over assets of Assumed Agency Business	—	(125.3)	125.3	(1)	—
Shareholders’ equity	386.8	—	—		386.8

	$1,550.9	$53.5	$125.3		$1,729.7

Book value per common share					$19.01

Infinity Property and Casualty Corporation

Unaudited Condensed Combined Statement of Operations

	Three months ended September 30,		Nine months ended September 30,		Year ended December 31,
	2003	2002	2003	2002	2002	2001	2000
	(Actual)	(pro forma)*	(Actual)	(pro forma)*	(pro forma)*	(pro forma)*	(pro forma)*
	(in millions, except per share amounts)
Income:
Earned premiums	$172.8	$163.9	$504.2	$580.6	$753.1	$1,066.3	$1,172.2
Net investment income	14.2	14.8	41.9	47.4	61.3	75.2	69.3
Realized gains (losses) on investments	0.8	5.4	1.3	(6.4)	(6.7)	(5.9)	(5.4)
Other income	2.2	1.1	4.0	3.2	4.0	4.3	3.6

	190.0	185.3	551.3	624.8	811.7	1,139.9	1,239.7

Costs and Expenses:
Loss and loss adjustment expenses	136.7	132.4	399.8	462.7	618.9	874.1	1,009.1
Commissions and other underwriting expenses	22.4	20.8	68.1	104.1	105.2	244.9	268.7
Interest expense	2.0	1.2	4.4	3.6	4.7	—	—
Corporate General & Administrative Expense	1.9	—	5.0	—	—	—	—
Other expenses	4.9	9.0	15.6	18.5	26.8	19.8	24.4

	167.9	163.4	492.9	588.9	755.6	1,138.8	1,302.2
Earnings (loss) before income taxes	22.1	21.9	58.4	35.9	56.1	1.1	(62.5)

Provision (credit) for income taxes	7.2	7.5	19.7	12.3	19.8	1.0	(21.6)

Net earnings (loss) before equity in affiliates	15.0	14.4	38.8	23.6	36.3	0.1	(40.9)
Equity in net losses of affiliates, net of tax	—	—	—	—	—	—	(11.5)

Net Earnings (Loss)	$15.0	$14.4	$38.8	$23.6	$36.3	$0.1	$(52.4)

Net earnings per common share — basic	$0.73	$0.71	$1.90	$1.16	$1.78	$0.00	$(2.58)
Net earnings per common share — diluted	$0.72	$0.71	$1.89	$1.16	$1.78	$0.00	$(2.58)

*	Combining details for each period presented are shown in the following pages.

Infinity Property and Casualty Corporation

Unaudited Pro Forma Condensed Combined Statement of Operations

Three Months Ended September 30, 2002	Infinity Historical	Assumed Agency Business Historical	Combining Adjustments		Infinity Pro Forma Combined
	(in millions, except per share amounts)
Income:
Earned premiums	$160.1	$3.8	$—		$163.9
Net investment income	14.8	— (2)	—	(2)	14.8
Realized gains (losses) on investments	5.4	—	—		5.4
Other income	1.1	—	—		1.1

	181.5	3.8	—		185.3
Costs and Expenses:
Loss and loss adjustment expenses	122.8	9.6	—		132.4
Commissions and other underwriting expenses	22.5	(1.6)	—		20.8
Interest expense	—	—	1.2	(3)	1.2
Other expenses	9.0	—	—		9.0

	154.2	8.0	1.2		163.4

Earnings (loss) before income taxes	27.3	(4.2)	(1.2)		21.9
Provision (credit) for income taxes	9.4	—	(1.9	)(4)	7.5

Net earnings (loss)	$17.9	$(4.2)	$0.7		$14.4

Net earnings per common share — basic and diluted					$0.71	(5)

Nine Months Ended September 30, 2002	Infinity Historical	Assumed Agency Business Historical	Combining Adjustments		Infinity Pro Forma Combined
	(in millions, except per share amounts)
Income:
Earned premiums	$496.0	$84.6	$—		$580.6
Net investment income	47.4	— (2)	—	(2)	47.4
Realized losses on investments	(6.4)	—	—		(6.4)
Other income	3.2	—	—		3.2

	540.2	84.6	—		624.8
Costs and Expenses:
Loss and loss adjustment expenses	390.7	72.0	—		462.7
Commissions and other underwriting expenses	83.1	21.0	—		104.1
Interest expense	—	—	3.6	(3)	3.6
Other expenses	18.5	—	—		18.5

	492.3	93.0	3.6		588.9

Earnings (loss) before income taxes	47.9	(8.4)	(3.6)		35.9
Provision (credit) for income taxes	16.5	—	(4.2	)(4)	12.3

Net earnings (loss)	$31.4	$(8.4)	$0.6		$23.6

Net earnings per common share — basic and diluted					$1.16	(5)

Infinity Property and Casualty Corporation

Unaudited Pro Forma Condensed Combined Statement of Operations

Year ended December 31, 2002	Infinity Historical	Assumed Agency Business Historical	Combining Adjustments		Infinity Pro Forma Combined
	(in millions, except per share amounts)
Income:
Earned premiums	$645.9	$107.2	$—		$753.1
Net investment income	61.3	— (2)	—	(2)	61.3
Realized losses on investments	(6.7)	—	—		(6.7)
Other income	4.0	—	—		4.0

	704.5	107.2	—		811.7
Costs and Expenses:
Loss and loss adjustment expenses	527.8	91.1	—		618.9
Commissions and other underwriting expenses	79.0	26.2	—		105.2
Interest expense	—	—	4.7	(3)	4.7
Other expenses	26.8	—	—		26.8

	633.5	117.3	4.7		755.6

Earnings (loss) before income taxes	70.9	(10.1)	(4.7)		56.1
Provision (credit) for income taxes	25.0	—	(5.2	)(4)	19.8

Net Earnings (loss)	$45.9	$(10.1)	$0.5		$36.3

Net earnings per common share — basic and diluted					$1.78	(5)

Infinity Property and Casualty Corporation

Unaudited Pro Forma Condensed Combined Statement of Operations

Year ended December 31, 2001	Infinity Historical	Assumed Agency Business Historical	Combining Adjustments		Infinity Pro Forma Combined
	(in millions, except per share amounts)
Income:
Earned premiums	$916.4	$149.9	$—		$1,066.3
Net investment income	75.2	— (2)	—	(2)	75.2
Realized losses on investments	(5.9)	—	—		(5.9)
Other income	4.3	—	—		4.3

	990.0	149.9	—		1,139.9
Costs and Expenses:
Loss and loss adjustment expenses	752.3	121.8	—		874.1
Commissions and other underwriting expenses	202.1	42.8	—		244.9
Other expenses	19.8	—	—		19.8

	974.2	164.6	—		1,138.8

Earnings (loss) before income taxes	15.8	(14.7)	—		1.1
Provision (credit) for income taxes	6.1	—	5.1	(4)	1.0

Net earnings (loss)	$9.7	$(14.7)	$5.1		$0.1

Net earnings per common share — basic and diluted					$0.00	(5)

Year ended December 31, 2000	Infinity Historical	Assumed Agency Business Historical	Combining Adjustments		Infinity Pro Forma Combined
	(in millions, except per share amounts)
Income:
Earned premiums	$1,043.3	$128.9	$—		$1,172.2
Net investment income	69.3	— (2)	—	(2)	69.3
Realized losses on investments	(5.4)	—	—		(5.4)
Other income	3.6	—	—		3.6

	1,110.8	128.9	—		1,239.7
Costs and Expenses:
Loss and loss adjustment expenses	915.8	93.3	—		1,009.1
Commissions and other underwriting expenses	229.5	39.2	—		268.7
Other expenses	24.4	—	—		24.4

	1,169.7	132.5	—		1,302.2

Loss before income taxes	(58.9)	(3.6)	—		(62.5)
Provision (credit) for income taxes	(20.3)	—	(1.3	)(4)	(21.6)

Net earnings (loss) before equity in affiliates	(38.6)	(3.6)	1.3		(40.9)
Equity in net losses of affiliates, net of tax	(11.5)	—	—		(11.5)

Net earnings (loss)	$(50.1)	$(3.6)	$1.3		$(52.4)

Net loss per common share — basic and diluted					$(2.58	)(5)

Notes To Unaudited Pro Forma Financial Information

(1)	Reflects the acquisition of the Assumed Agency Business of Great American which occurred on January 1, 2003. Because the Assumed Agency Business is not a separate legal entity, the acquisition was effected through a reinsurance agreement. Under the agreement, Infinity received the net liabilities of the Assumed Agency Business plus primarily investment securities with a market value equal to $125.3 million (the excess of liabilities over assets of the Assumed Agency Business at December 31, 2002 less $5 million). The securities transferred were selected from Great American’s portfolio by the AFG subsidiary that manages investments for Great American and Infinity. While the selected investments have not historically been managed as a separate portfolio or matched with the liabilities of the Assumed Agency Business, we consider them representative of Great American’s overall portfolio.

The investment securities transferred by Great American consisted of 61 positions, 93% of which were rated “investment grade” (credit rating of AAA to BBB) by nationally recognized rating agencies at December 31, 2002, with the largest single position having a market value of $4.0 million or 3% of the total. Industry classifications for these investments were as follows: mortgage-backed securities — 11%, municipal bonds — 9%, utilities — 13%, banks — 9% and life insurers — 7%; all others were less than 5% each. The table below shows the scheduled maturities of these investments based on market value as of December 31, 2002. Mortgage-backed securities had an average life of approximately five years at December 31, 2002.

Maturity
One year or less	10%
After one year through five years	30%
After five years through ten years	41%
After ten years	8%

89%
Mortgage-backed securities	11%

100%

The overall yield of the transferred portfolio based on December 31, 2002, market prices was 4.4%. For pro forma income statement purposes, no income is assumed to have been earned on these investments.

In addition to the transfer of financial assets and liabilities, Great American transferred to Infinity the operational processes, including policy renewal rights, and employees necessary to conduct the normal operations of this business following the date of transfer. Accordingly, the operations transferred represent a “business” under Emerging Issues Task Force Issue 98-3. Since the transfer was made while Infinity was an AFG subsidiary, the net liabilities and investment assets were recorded at AFG’s historical cost.

(2)	The Assumed Agency Business represents a portion of AFG’s Personal Lines segment of operations and does not have a separate investment portfolio. No investment income is assumed earned on the $125.3 million in investment securities which were received by Infinity as described in note (1) above. As disclosed under “Business — Investments,” the NSA Group’s yield on fixed income securities for the first nine months of 2002 and the years 2002, 2001 and 2000 were 6.5%, 6.3%, 6.7% and 6.7%, respectively.

(3)	Represents interest incurred on the $55 million to repay the promissory note to AFG. The note was repaid in July 2003.

(4)	The historical Assumed Agency Business was not a separate legal entity, and accordingly, does not have a separate tax provision. The combining adjustment reflects a tax benefit on the historical underwriting loss of the Assumed Agency Business in addition to the tax effects of the adjustments to pretax income at the statutory rate of 35%.

(5)	Per share amounts assume 20,347,083 shares were outstanding for all periods presented.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

General

Following is a discussion and analysis of the historical combined financial statements of the NSA Group and the historical financial statements of the Assumed Agency Business that we have assumed. Together, these businesses comprise Infinity’s operations following the initial public offering of our common stock. Following the discussion of the results of operations of these businesses is a discussion of the underwriting results of AFG’s Personal segment which includes the NSA Group and the Assumed Agency Business as well as other personal business (substantially all of which is written directly with the customer instead of through independent agents) that is being retained by AFG.

This discussion should be read in conjunction with our financial statements beginning on page F-2 and the financial statements of the Assumed Agency Business that follow our financial statements. See “Unaudited Pro Forma Financial Information” for information about the financial impact of the initial public offering, the acquisition of the NSA Group and the assumption of the Assumed Agency Business.

Infinity was incorporated in the state of Ohio in September 2002, as an indirect wholly-owned subsidiary of AFG. In connection with the initial public offering of our common stock, AFG transferred to Infinity all of the outstanding common stock of certain subsidiaries engaged primarily in nonstandard personal automobile insurance. The accompanying combined statements include the accounts of the following subsidiaries which were transferred to Infinity: Atlanta Casualty Company, Infinity Insurance Company, Leader Insurance Company and Windsor Insurance Company.

Through a reinsurance transaction entered into effective January 1, 2003, we assumed the Assumed Agency Business consisting of the personal lines business written through independent agents by AFG’s principal property and casualty subsidiary, Great American. The Assumed Agency Business had net earned premiums of $107 million in 2002 consisting primarily of standard and preferred private passenger automobile insurance. The Assumed Agency Business is not included in Infinity’s historical financial statements for periods before 2003.

We accounted for our acquisition of the NSA Group and the assumption of the Assumed Agency Business at AFG’s historical carrying amounts as transfers of net assets between entities under common control in accordance with Statement of Financial Accounting Standards No. 141.

Critical Accounting Policies

Our significant accounting policies are described in Note B to the audited financial statements of both Infinity and the Assumed Agency Business as of and for the year ended December 31, 2002. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that can significantly affect amounts reported in the financial statements. As more information becomes known, these estimates and assumptions could change and thus impact amounts reported in the future. Management believes that the establishment of insurance reserves and the determination of “other than temporary” impairment on investments and accruals for litigation are areas where the degree of judgment required to determine amounts recorded in the financial statements make the accounting policies critical. We discuss these policies below under the headings “— Liquidity and Capital Resources — Investments” and “— Liquidity and Capital Resources — Uncertainties.”

Liquidity and Capital Resources

Ratios. The National Association of Insurance Commissioners’ model law for risk based capital (“RBC”) provides formulas to determine the amount of capital that an insurance company needs to ensure that it has an acceptable expectation of not becoming financially impaired. At December 31, 2002, the capital ratios of all our insurance companies substantially exceeded the RBC requirements.

Sources of Funds. We are organized as a holding company with all of our operations being conducted by our insurance subsidiaries. Accordingly, we will have continuing cash needs for administrative expenses, the payment of principal and interest on borrowings, shareholder dividends, and taxes. Funds to meet these obligations will come primarily from dividends and distributions from our insurance subsidiaries.

We plan to file a consolidated federal income tax return including all 80%-owned U.S. subsidiaries for periods after our initial public offering. We intend to execute a tax allocation agreement with our eligible subsidiaries under which each company will be allocated its share of the federal consolidated tax liability. The resulting provision or credit will be currently payable to or from the parent company, Infinity Property and Casualty Corporation. We have made the appropriate filing with the insurance departments of Ohio, Indiana, Oklahoma and California seeking approval to use this tax allocation agreement and expect to receive approval before year-end 2003.

In July 2003, we secured a $200 million, seven-year amortizing term loan, and we expect to add a revolving credit line of $20 million in the fourth quarter of 2003. Proceeds of $110 million were contributed to our insurance subsidiaries to support future growth of their business and reduce reliance on reinsurance. The remaining proceeds were used to repay a $55 million promissory note issued in connection with our initial public offering and for general corporate purposes. The term loan is collateralized by our assets and by a pledge of stock of our insurance subsidiaries. The loan contains various covenants that require us to meet certain minimum net worth and financial ratio standards. Scheduled payments in 2004 are $9.0 million and increase in subsequent years. Note 7 to our Consolidated Financial Statements as of and for the periods ended September 30, 2003 contains the complete amortization schedule.

In 2003, our operating subsidiaries may pay to us up to $51 million in ordinary dividends without prior regulatory approval. Through September 2003, these operating subsidiaries have paid no dividends to us. We believe that our cash and investment balances and cash flows generated from operations, including dividends and distributions from our subsidiaries, are adequate to meet our future liquidity needs.

Our insurance subsidiaries generate liquidity primarily by collecting and investing premiums in advance of paying claims. We had positive cash flow from operations of approximately $52 million for the nine months ended September 30, 2003 and $45 million in 2002, $33 million in 2001 and $25 million in 2000.

Quota Share Agreement. We utilize the reinsurance market to manage our capital and surplus levels relative to our reserve liabilities, supporting our capacity for growth (as well as manage our risk). Throughout 2002, our insurance subsidiaries ceded 90% of their personal auto physical damage business on a funds withheld basis to Inter-Ocean Reinsurance Limited. We renewed this agreement for 2003 on terms substantially equivalent to those in effect in 2002 except that we have the flexibility to elect, on a quarterly basis, the percentage of business to be ceded under the reinsurance agreement. The percentage ceded may range from as high as 90% to as low as 20%.

Because we obtained the $200 million term loan facility, we reduced the amount ceded under this agreement from 90% to 20% for the third quarter 2003. We intend to remain at the 20% level for the rest of the year. We are also currently in negotiations to renew this agreement for 2004 under substantially the same terms, but with a lower minimum ceding threshold. Premiums ceded under this agreement for the third quarter and first nine months of 2003 were $9.9 million and $176.2 million, respectively, compared to $126.6 million and $297.7 million for the corresponding 2002 periods. These amounts include the business ceded under this agreement for the Great American Assumed Business, as discussed in the following paragraph.

In September 2002, this agreement was amended to include coverage of Great American’s personal lines that we assumed as part of the Assumed Agency Business. Accordingly, Great American’s participation in the Inter-Ocean reinsurance agreement reduces the size of the Assumed Agency Business. Premiums ceded under this agreement were $2.6 million and $21.3 million for the three and nine month periods ended September 30, 2003, respectively and $78.5 million in 2002.

Investments. Our investment portfolio at September 30, 2003, contained approximately $1.3 billion in fixed maturity securities and $27.8 million in equity securities, all carried at market value with unrealized gains and losses reported as a separate component of shareholders’ equity on an after-tax basis. At September 30, 2003, we had pretax net unrealized gains of $60.5 million on fixed maturities and $0.4 million on equity securities. Combined, these figures increased $24 million for the nine months ended September 30, 2003 due to the general decrease in interest rates since December 31, 2002.

Approximately 93% of the fixed maturities that we held at September 30, 2003 were rated “investment grade,” as defined by the National Association of Insurance Commissioners’ investment rating system. Investment grade securities generally bear lower yields and have lower degrees of risk than those that are unrated or noninvestment grade. We believe that a high quality investment portfolio is more likely to generate a stable and predictable investment return.

Individual portfolio securities are sold creating gains or losses as market opportunities exist. Since all of these securities are carried at market value on the balance sheet, there is virtually no effect on liquidity or financial condition upon the sale and ultimate realization of unrealized gains and losses. The average duration of our fixed maturity portfolio was 4.6 years at September 30, 2003.

Summarized information for our investment portfolio follows:

	(in millions)
September 30, 2003	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value	% of Total
Fixed Maturities	$1,215	$64	$4	$1,275	98%
Preferred Stocks	10	—	—	10	1%
Common Stocks	17	1	1	17	1%

Total	$1,242	$65	$5	$1,302	100%

	(in millions)
December 31, 2002	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value	% of Total
Fixed Maturities	$917	$51	$12	$956	98%
Common Stocks	19	—	2	17	2%

Total	$936	$51	$14	$973	100%

	September 30, 2003	December 31, 2002
Number of positions held with unrealized:
Gains	449	345
Losses	59	61

Number of positions held that individually exceed unrealized:
Gains of $500,000	17	14
Losses of $500,000	1	7

Percentage of positions held with unrealized:
Gains that were investment grade	88%	98%
Losses that were investment grade	56%	44%

Our investment portfolio had gross unrealized losses of $4.6 million at September 30, 2003. There was no single industry segment concentration that accounted for more than $1 million of these losses at that date. At December 31, 2002, our investment portfolio included $14.3 million of gross unrealized losses; $4.7 million of these losses were in securities issued by companies in the airline industry and $1.8 million was in securities issued by an electric service industry firm. No other industry segment accounted for more than $1 million of unrealized losses at December 31, 2002.

The table below sets forth the scheduled maturities of fixed maturity securities at September 30, 2003 based on their market values in millions. Securities that do not have a single maturity date are reported at average maturity. Actual maturities may differ from contractual maturities because certain securities may be called or prepaid by the issuers.

	Securities With Unrealized Gains	Securities With Unrealized Losses	Securities With No Unrealized Gain or Loss	All Fixed Maturity Securities
Maturity
One year or less	$39	$—	$6	$45
After one year through five years	338	19	—	357
After five years through ten years	458	46	2	506
After ten years	97	13	—	110
Mortgage-backed securities	189	60	8	257

Total	$1,121	$138	$16	$1,275

We realized aggregate losses of $103,000 during the nine months ended September 30, 2003 on $11.8 million in sales of fixed maturity securities (four issues/four issuers) that had individual unrealized losses greater than $100,000 at December 31, 2002. Market values of all four of the securities increased an aggregate of $777,000 from December 31, 2002 to the date of sale.

We realized aggregate losses of $5.9 million for the year ended December 31, 2002 on $34 million in sales of fixed maturity securities (12 issues; nine issuers) that had unrealized losses greater than $100,000 at December 31, 2001. The market value of four of our securities did not change from December 31, 2001 to the date of sale. Market values of three of the securities increased an aggregate of $1.4 million from December 31, 2001 to the sale date. One of the securities was a Qwest Communications bond that decreased in value by $2.2 million from December 31, 2001 to the date of sale due to the decline in Qwest Communications’ financial condition. Market values of the remaining four securities decreased an aggregate of $694,000 from December 31, 2001 to the sale date.

Our pretax impairment charges (in thousands) on securities for the periods indicated were:

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
Fixed maturities	$—	$1,139	$2,963	$4,932
Equities	486	71	517	2,744

Total	$486	$1,210	$3,480	$7,676

The impairments recorded during the first nine months of 2003 are primarily due to economic challenges faced by the airline industry. The impairments recorded during the first nine months of 2002 were primarily related to investments in the telecommunications industry.

Based on our analysis, we believe (i) that we will recover its cost basis in these securities and (ii) that we have the ability and intent to hold these securities until they mature or recover in value. Should either of these beliefs change with regard to a particular security, a charge for impairment would likely be required. While it is not possible to accurately predict if or when a specific security will become impaired, charges for other than temporary impairments could be material to results of operations in a future period. We believe it is not likely that future impairment charges will have a significant effect on our liquidity.

When a decline in the value of a specific investment is considered to be “other than temporary,” a provision for impairment is charged to earnings (accounted for as a realized loss) and the cost basis of that investment is reduced. The determination of whether unrealized losses are “other than temporary” requires judgment based on subjective as well as objective factors. Factors we consider and resources we use include:

•	whether the unrealized loss is credit-driven or a result of changes in market interest rates,

•	the extent to which market value is less than cost basis,

•	historical operating, balance sheet and cash flow data contained in issuer SEC filings,

•	issuer news releases,

•	near-term prospects for improvement in the issuer and/or its industry,

•	industry research and communications with industry specialists,

•	third party research and credit rating reports,

•	internally generated financial models and forecasts,

•	discussions with issuer management, and

•	ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

Changes in the market values of investment securities are usually recorded as changes in unrealized gains or losses on investments, a component of shareholders’ equity. Net earnings are not affected until the disposition of a given security or if an unrealized loss is deemed to be other than temporary; in the case of the latter, an impairment charge is recorded as a realized capital loss and the cost basis of the security is reduced.

Uncertainties

Insurance Reserves. Liabilities for the costs of losses and loss adjustment expenses for both reported and unreported claims are estimated based on historical trends adjusted for changes in loss cost trends, underwriting standards, policy provisions, product mix and other factors. Estimating the liability for unpaid losses and loss adjustment expense is inherently judgmental and is influenced by factors which are subject to significant variation. Through the use of analytical reserve development techniques, management monitors items such as the effect of inflation on medical, hospitalization, material repair and replacement costs, general economic trends and the legal environment. Adjustments to reserves are reflected in the results of operations in the periods in which estimates change.

Exposure to Market Risk. Market risk represents the potential economic loss arising from adverse changes in the fair value of financial instruments. Our exposures to market risk relate primarily to our investment portfolio which is exposed to interest rate risk and, to a lesser extent, equity price risk.

Fixed Maturity Portfolio. The fair value of our fixed maturity portfolio is directly impacted by changes in market interest rates. Our fixed maturity portfolio is comprised of substantially all fixed rate investments with primarily short-term and intermediate-term maturities. This practice allows us to be flexible in reacting to fluctuations of interest rates. We manage the portfolios of our insurance companies to attempt to achieve an adequate risk-adjusted return while maintaining sufficient liquidity to meet policyholder obligations.

The following table provides information about the NSA Group’s fixed maturity investments that are sensitive to interest rate risk. The table shows expected principal cash flows and related weighted average interest rates by expected maturity date for each of the five subsequent years and collectively for all years thereafter. We include callable bonds and notes based on call date or maturity date depending upon which date produces the most conservative yield. We include mortgage-backed securities and sinking fund issues based on maturity year adjusted for expected payment patterns. Actual cash flows may differ from those expected.

	December 31, 2002		December 31, 2001		December 31, 2000
Year	Principal Cash Flows	Rate	Principal Cash Flows	Rate	Principal Cash Flows	Rate
	(dollars in millions)
Subsequent Calendar Year	$105.0	6.7%	$63.7	7.5%	$41.7	7.2%
Second Subsequent Calendar Year	76.6	7.1%	143.9	7.1%	53.4	6.7%
Third Subsequent Calendar Year	122.9	6.4%	89.1	7.0%	135.2	7.1%
Fourth Subsequent Calendar Year	100.3	6.5%	119.4	6.6%	88.7	7.0%
Fifth Subsequent Calendar Year	97.9	6.6%	137.1	6.3%	121.1	6.9%
Thereafter	404.1	6.2%	523.1	6.8%	583.5	7.0%

Total	$906.8	6.4%	$1,076.3	6.8%	$1,023.6	7.0%

Fair Value	$955.6		$1,082.8		$991.4

Equity Price Risk. Equity price risk is the potential economic loss from adverse changes in equity security prices. Although our investment in equity securities is only 2% of the total investments at December 31, 2002, it is concentrated in a relatively limited number of positions; approximately 80% of the total is in three investments. We believe this approach allows us to more closely monitor the companies and industries in which they operate.

Accruals for Litigation. We continually evaluate potential liabilities and reserves for them using the criteria established by SFAS No. 5, Accounting for Contingencies. We believe the current assumptions and other considerations used to estimate potential liability for litigation are appropriate. While it is not possible to know with certainty the ultimate outcome of these claims or lawsuits, we do not expect them to have a material effect on our financial condition or results of operations.

Results Of Operations

Underwriting

Our insurance subsidiaries sell nonstandard, standard and preferred personal auto insurance and, to a lesser extent, nonstandard commercial auto coverage and a complement of other personal lines insurance products. Nonstandard coverage is a product designed for drivers who, due to their driving record, age or vehicle type, represent higher than normal risks and pay higher rates for comparable coverage.

Underwriting profitability is measured by the combined ratio which is a sum of the ratios of losses, loss adjustment expenses and underwriting expenses to earned premiums. When the combined ratio is under 100%, underwriting results are generally considered profitable; when the ratio is over 100%, underwriting results are generally considered unprofitable. The combined ratio does not reflect investment income, other income or federal income taxes.

While losses on claims reported are generally determinable, the process of determining overall loss and LAE reserves is also highly dependent upon the use of estimates in the case of losses incurred or expected but not yet reported or developed. Actuarial procedures and projections are used to obtain “best estimates” which are then included in the overall results. These estimates are subject to changes in claim amounts and frequency and are periodically reviewed and adjusted as additional information becomes known. In accordance with industry practices, such adjustments are reflected in current year underwriting results. As a result, the ratio of loss and LAE expenses component of the combined ratio includes development of prior year reserves in addition to provision for losses and LAE occurring in the current year.

Underwriting expenses include expenses that vary directly with premium volume (commissions) as well as expenses that are relatively fixed (administrative expenses). Accordingly, underwriting expenses tend to move in the same direction as premiums but at a slower rate. As a result, the underwriting expense ratio tends to decrease when premiums grow and increase when premiums decline.

Since early 2000, Infinity’s insurance subsidiaries have been increasing their premium rates with a goal of achieving underwriting profits, even if it entails foregoing volume. Management expects rate increases to continue during 2003 but at a reduced pace and level. As with all property and casualty companies, the beneficial impact of these price increases is reflected in our financial results over time. We implement price increases on our in-force policies as they are renewed, which generally takes between six and twelve months for our entire book of business. We recognize increased premiums on particular policies as the premiums are earned, generally over the course of the six to twelve months after the policy is effective.

Net earned premiums and combined ratios for the NSA Group and the Assumed Agency Business were as follows:

	Three Months Ended September 30		Nine Months Ended September 30,		Year Ended December 31,
	2003	2002	2003	2002	2002	2001	2000
	(in millions, except percentages)
Net Earned Premiums (GAAP)
NSA Group:
Gross written premiums	$208.8	$206.0	$667.1	$727.0	$914.6	$962.3	$1,077.7
Ceded reinsurance	(8.8)	(66.6)	(112.0)	(240.2)	(301.6)	(224.7)	(3.8)

Net written premiums	200.0	139.4	555.1	486.8	613.0	737.6	1,073.9
Change in unearned premiums	(48.4)	20.7	(119.7)	9.2	32.9	178.8	(30.6)

Net earned premiums	$151.6	$160.1	$435.4	$496.0	$645.9	$916.4	$1,043.3

Assumed Agency Business:
Net written premiums(a)	$26.6	$(23.9)	$67.7	$54.7	$74.3	$165.3	$133.1
Change in unearned premiums	(5.4)	27.7	1.1	29.9	32.9	(15.4)	(4.2)

Net earned premiums	$21.2	$3.8	$68.8	$84.6	$107.2	$149.9	$128.9

Combined Ratios (GAAP)
NSA Group:
Loss and LAE ratio	77.7%	76.7%	79.3%	78.8%	81.8%	82.1%	87.8%
Underwriting expense ratio	12.2	14.0	12.0	16.7	12.2	22.1	22.0

Combined ratio	89.9%	90.7%	91.3%	95.5%	94.0%	104.2%	109.8%

Assumed Agency Business:
Loss and LAE ratio	88.4%	254.0%	79.4%	85.0%	84.9%	81.2%	72.4%
Underwriting expense ratio	18.3	(43.2)	23.0	24.9	24.4	28.6	30.4

Combined ratio	106.7%	210.8%	102.4%	109.9%	109.3%	109.8%	102.8%

Weighted Average of NSA Group and Agency:
Loss and LAE ratio	79.1%	80.8%	79.3%	79.7%	82.2%	82.0%	86.1%
Underwriting expense ratio	12.9	12.7	13.5	17.9	13.9	22.9	22.9

Combined ratio	92.0%	93.5%	92.8%	97.6%	96.2%	104.9%	109.0%

Combined ratio before effects of Inter-Ocean agreement	93.5%	96.1%	94.8%	98.3%	97.3%	104.5%	109.0%

(a)	Under a reinsurance agreement entered into with Great American, Infinity’s insurance subsidiaries assumed net written premiums from Great American. Accordingly, gross written premiums and net written premiums are the same.

Three Months Ended September 30, 2003 compared to Three Months Ended September 30, 2002. The NSA Group’s net earned premiums fell $8.5 million, or 5.3%, during the three month period ended September 30, 2003. The impact from ceding only 20% of physical damage premiums under the Inter-Ocean reinsurance agreement beginning in the second half of 2003 from 90% in all of 2002 and the first half on 2003 mitigated the decline. Earned premiums excluding the effect of that reinsurance agreement declined $28.9 million, or 12.2%, due primarily to a planned withdrawal of business in non-focus states partially offset by rate increases. The policies in force declined 6.8% from 658,000 at September 2002 to 613,000 at September 2003. The decline in policy counts was due primarily to actions taken in late 2002 to discontinue writing inadequately priced business in certain focus states as well as decisions by insureds not to renew. Gross written premiums for the NSA Group, which represent premiums from insureds before the effect of reinsurance, increased $2.8 million, or 1.4%, for the third quarter of 2003 as compared with the same period in 2002 as a result of new programs in several focus states as well as significant growth in volume in California, the state from which Infinity derives the greatest amount of revenue. The loss and LAE ratio increased from 76.7% for the three month period ended September 30, 2002 to 77.7% for the same period in 2003 as a result of the effect of the Inter-Ocean agreement. The loss and LAE ratio excluding the impact of the Inter-Ocean agreement improved 2.1 points for the three month period ended September 30, 2003 as compared with the same period in 2002 as a result of increases in rates, lower frequency of claims per auto insured and moderate increases in the average cost per claim, as well as a reduction of business in non-focus states. The expense ratio improved by 1.8 points in the third quarter of 2003 primarily as a result of the impact of the ceding commission from the Inter-Ocean reinsurance agreement. Excluding this impact, the expense ratio increased .7 points to 21.8%, in the third quarter of 2003 as compared to the same period in 2002. The .7 point increase in the expense ratio was due to charges of $2.9 million relating to an increase in commissions paid to certain agents based on underwriting results and an increase in amortization of acquisition costs relating to a periodic review of the deferability of acquisition expenses. Excluding these items, the expense ratio actually fell .6 point for the three month period ended September 30, 2003.

The Assumed Agency Business’ net earned premiums increased $17.4 million in the three month period ended September 30, 2003 as compared to the three month period ended September 30, 2002. In the third quarter 2002, we recorded ceded reinsurance to Inter-Ocean retroactive to January 1, 2002. In 2002 and the first half of 2003, we ceded 90% of that business under the reinsurance agreement. Earned premiums excluding the effect of this agreement declined $9.8 million, or 24.2%, due primarily to a reduction in business volume partially offset by rate increases. The policies in force on personal automobile policies declined 15.0% from 131,000 at September 2002 to 110,000 at September 2003. The decline in policy counts is due primarily to actions taken in late 2002 to discontinue writing inadequately priced business in certain focus states as well as decisions by insureds not to renew. In addition, 12,000 of the decline in policies in force is a result of the non-renewal of business in New Jersey that began in October 2002. The loss and LAE ratios improved compared to the three month period ended September 30, 2002, due primarily to the effects of the Inter-Ocean reinsurance agreement. Excluding the effects of this agreement, the loss and LAE ratios still showed improvement, dropping from 81.6% for the third quarter of 2002 to 80.5% for the same period of 2003, as a result of increases in rates, lower frequency of claims per auto insured and moderate increases in the average cost per claim, as well as a reduction in volume in non-focus states, such as New Jersey, which were typically unprofitable. The expense ratio increased 61.5 points primarily due to the effect of the Inter-Ocean reinsurance agreement. Excluding the effects of this agreement, the expense ratio improved by 6.7 points, dropping from 27.8% in the third quarter of 2002 to 21.1% for the same period in 2003, primarily as a result of expense savings from consolidation efforts.

Nine Months Ended September 30, 2003 compared to Nine Months Ended September 30, 2002. The NSA Group’s net earned premiums fell $60.6 million, or 12.2%, in the nine month period ended September 30, 2003 compared to the nine month period ended September 30, 2002 primarily as a result of actions taken to discontinue writing inadequately priced business in certain focus states. Earned premiums excluding the effect of the Inter-Ocean reinsurance agreement declined 13.6% to $98.8 million, due primarily to a reduction in business volume partially offset by rate increases. The loss and LAE ratio deteriorated for the nine-month period ended September 30, 2002 from the same period in 2002 by 0.5 points due to the Inter-Ocean reinsurance agreement. Excluding the effects of the Inter-Ocean reinsurance agreement, the loss and LAE ratio improved 2.2 points. The expense ratio improved by 4.8 points in the first nine months of 2003 compared to the nine months ended September 30, 2003 as a result of the impact of the ceding commission from the Inter-Ocean reinsurance agreement, as well as savings from consolidation efforts taken. Excluding the effect of the Inter-Ocean agreement, the expense ratio improved 1.0 point from 22.2% in the nine months ended September 30, 2002 to 21.2% in the same period in 2003.

The Assumed Agency Business’ net earned premiums decreased $15.8 million, or 18.7%, for the nine month period ended September 30, 2003 compared to the nine month period ended September 30, 2002 primarily as a result of a reduction in business volume. Earned premiums excluding the effect of the Inter-Ocean reinsurance agreement declined $18.7 million, or 15.4%, due primarily to a reduction in business volume partially offset by rate increases. The loss and LAE ratios for the Assumed Agency Business improved from 85.0% in the first nine months of 2002 to 79.4% for the same period in 2003, as a result of increases in rates, lower frequency of claims per auto insured and moderate increases in the average cost per claim as well as a reduction in business in the non-focus states. Excluding the effects of the Inter-Ocean reinsurance agreement, the loss and LAE ratio improved from 78.6% to 74.1%, as a result of increases in rates, lower claim frequency and moderate increases in average claim costs. The expense ratio decreased 1.9 points from 24.9% for the first nine months of 2002 to 23.0% for the same period in 2003. Excluding the effects of the Inter-Ocean reinsurance agreement, the expense ratio improved by 1.4 points, dropping from 27.9% in the first nine months of 2002 to 26.5% from the same period in 2002. The reduction in the expense ratio is due substantially to expense savings from consolidation efforts.

2002 compared to 2001. Our net earned premiums decreased $271 million (30%) during 2002 due primarily to the Inter-Ocean reinsurance agreement, effective April 1, 2001, under which we ceded 90% of the personal automobile physical damage business written by our insurance subsidiaries during 2002. Excluding the effect of this agreement, net earned premiums declined approximately 9%, reflecting lower business volume partially offset by the impact of rate increases. Policies in force declined 16% from approximately 734,000 on December 31, 2001 to 616,000 on December 31, 2002. The decline in policy counts is due to rate increases and actions taken to reduce business in certain non-focus or non-profitable states as well as decisions by insureds not to renew. During 2002, we increased personal auto rates about 12% over rates in effect at year end 2001. Underwriting expenses in 2002 include the effect of $130.4 million in ceding commissions earned under the Inter-Ocean reinsurance agreement. Commissions earned under this agreement generally vary directly with the loss and LAE ratio on the business ceded. Accordingly, Infinity’s expense ratio reflects the benefit of strong underwriting results in the business ceded to Inter-Ocean. Overall, our combined ratio improved 10.2 points over 2001 due primarily to recent rate increases. Excluding the effect of the Inter-Ocean agreement, our combined ratio for 2002 was 95.9% compared to 103.7% in 2001.

Net earned premiums of the Assumed Agency Business decreased $43 million (28%) in 2002 reflecting the impact of the Inter-Ocean reinsurance agreement, effective January 1, 2002, under which 90% of Great American’s personal automobile physical damage business written through independent agents was ceded. Excluding the effect of this agreement, net earned premiums increased $12.1 million (8%) reflecting rate increases implemented in the later part of 2001, partially offset by a reduction in volume from certain unprofitable business. The combined ratio was flat as an increase in prior year development was offset by the shift away from underperforming business and the increase in rates over the past year. Underwriting expenses fell $16.6 million in 2002 compared to 2001 reflecting Great American’s $19.7 million ceding commission earned on premiums ceded under the Inter-Ocean reinsurance agreement.

2001 compared to 2000. The NSA Group’s net earned premiums decreased $127 million (12%) in 2001 due primarily to the automobile physical damage reinsurance agreement discussed above. Excluding the effect of the agreement, net earned premiums were flat in 2001. Policies in force declined 19% as some customers decided not to renew policies at higher rates. The NSA Group increased personal auto rates approximately 15% in 2001. The 2001 combined ratio improved 5.6 points compared to 2000 as the effect of rate increases in 2001 and 2000 more than offset a $5.1 million charge to write-off policy-processing software that was not in use. The NSA Group’s underwriting expenses decreased $27 million (12%) during 2001 as the $38 million ceding commission earned on the reinsurance agreement more than offset increased salaries and employee-related expenses.

The $21 million (16%) increase in net earned premiums for the Assumed Agency Business was due primarily to volume growth across numerous states stemming from a 10% increase in new agents. The increase in the combined ratio resulted from insufficient pricing on new business. The Assumed Agency Business’s underwriting expenses increased $3.6 million (9%) in 2001 primarily due to increased commissions on higher premiums.

Investment Income

Changes in Infinity’s net investment income reflect fluctuations in market rates and changes in average invested assets. Fluctuations in average invested assets reflect primarily the timing of dividends and capital contributions as the NSA Group’s capital requirements and the cash needs of the holding company for the NSA Group change.

September 30, 2003 compared to September 30, 2002. Net investment income decreased $610,000 and $5.5 million for the third quarter and first nine months ended September 30, 2003 versus the comparable periods in 2002 due to lower yields available for newly invested funds, and to a lesser extent due to a reallocation to tax advantaged securities, partially offset by an increase in average invested assets of 5% and 12%, respectively, for the three and nine month periods ended September 30, 2003. Average invested assets increased as a result of the transfer at January 1, 2003 of $125.3 million of securities and cash in conjunction with Infinity’s assumption of insurance liabilities of the Assumed Agency Business, as well as proceeds received in July 2003 from the term loan.

2002 compared to 2001. Net investment income decreased $14.0 million in 2002 compared to 2001 due primarily to (i) a $4.6 million increase in interest expense (included in net investment income) on funds held from the aforementioned automobile reinsurance agreement, (ii) a decrease in interest rates and (iii) an 8% decrease in average invested assets. Average invested assets decreased due primarily to dividends paid in the fourth quarter of 2001 and the last three quarters of 2002.

2001 compared to 2000. Net investment income increased $5.9 million in 2001 due primarily to a 12% increase in average invested assets in fixed maturity securities, partially offset by $3.1 million in interest expense on funds held from the Inter-Ocean reinsurance agreement discussed above. Average invested assets increased due primarily to a capital contribution received in the fourth quarter of 2000.

Realized Gains (Losses) on Investments.

September 2003 compared to September 2002. Infinity recorded impairments for unrealized losses deemed other-than-temporary and realized gains on sales and disposals as follows (before tax, in thousands):

	Three months ended September 30, 2003
	Impairments on securities held	Realized gains on sales	Total realized gains (losses)
Fixed maturities	$—	$1,058	$1,058
Equities	(486)	189	(297)

Total	$(486)	$1,247	$761

	Nine months ended September 30, 2003
	Impairments on securities held	Realized gains on sales	Total realized gains (losses)
Fixed maturities	$(2,963)	$4,693	$1,730
Equities	(517)	70	(447)

Total	$(3,480)	$4,763	$1,283

Total realized gains (losses) on investments include provisions for other-than-temporary impairment of securities still held of $1.2 million and $7.7 million for the three and nine months ended September 30, 2002, respectively. The impairments in the 2002 period related primarily to fixed income securities from firms in the telecommunications and airline industries. The impairments in the 2003 period were primarily for fixed income securities from firms in the airline industry.

Until September 2003, we owned warrants to buy common stock of a publicly traded company. Under generally accepted accounting principles, these investments are considered derivatives and are marked to market resulting in realized gains and losses. Realized gains (losses) on investments included a gain of $111,000 and a loss of $84,000 for the first nine months of 2003 and 2002, respectively to adjust the carrying value of these warrants to their market value. These warrants were sold in the third quarter of 2003 with no additional gain or loss incurred.

2002 compared to 2001. Realized gains (losses) on investments include provisions for other than temporary impairment of securities still held of $9.4 million in 2002 and $16.2 million in 2001. Increased impairment charges in recent years reflect, among other things, a rise in corporate defaults in the marketplace.

Realized gains (losses) on investments include a loss of $281,000 in 2002 to adjust the carrying value of warrants considered derivatives to their market value of $883,000 at December 31, 2002.

2001 compared to 2000. Realized gains (losses) on investments include provisions for other than temporary impairment of securities still held of $16.2 million in 2001 and $3.0 million in 2000.

Interest Expense

Interest expense was accrued at a fixed rate of 8.5% on the $55 million note due to AFG until its repayment in mid-July, 2003 using a portion of the proceeds of the $200 million term loan. This debt instrument accrues interest at a variable rate, which averaged 3.6% from the date of issue through September 30, 2003. The risk of variability in future interest expense is partially hedged by the interest rate swap described in Note 7 to our September 30, 2003 consolidated financial statements included in this prospectus.

Interest expense was (in thousands):

	Three months ended September 30, 2003	Nine months ended September 30, 2003
$55 million note due to AFG	$196	$2,546
$200 million term loan	1,600	1,600
Interest rate swap	249	249

Total	$2,045	$4,395

Other Operating and General Expenses

September 2003 compared to September 2002. Corporate general and administrative expenses for the three and nine month periods ended September 30, 2003 include costs associated with the new public parent company beginning in February 2003.

2002 compared to 2001. Other operating and general expenses for 2001 include goodwill amortization of $2.2 million. Under SFAS No. 142, which was implemented January 1, 2002, goodwill is no longer amortized. Excluding 2001 goodwill amortization, other operating and general expenses increased $9.2 million due primarily to a $5.3 million litigation settlement.

2001 compared to 2000. Other operating and general expenses for the NSA Group decreased $4.6 million (19%) due primarily to a $3.7 million reduction in corporate litigation expenses.

Income Taxes

Our effective tax rate was 34% in the nine months ended September 30, 2003, 35% in 2002, 38% in 2001 and 35% in 2000. See Note H to our historical audited financial statements for an analysis of items affecting our effective tax rate.

Equity in Affiliate Losses

Equity in net losses of affiliates for 2000 represents our proportionate share of the results of Chiquita Brands International, an affiliate of AFG during those periods. Chiquita reported net losses attributable to common shareholders of $112 million in 2000. In 2001, we suspended accounting for Chiquita under the equity method due to Chiquita’s pending restructuring.

Equity in net losses of affiliates for 2000 also includes a $14.2 million pretax charge to writedown of our investment in Chiquita to quoted market value at December 31, 2000.

Recent Accounting Standards

In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, “Business Combinations”, and No. 142, “Goodwill and Other Intangible Assets.” Under SFAS No. 141, business combinations initiated after June 30, 2001 are required to be accounted for using the purchase method of accounting. Under SFAS No. 142, goodwill is no longer amortized beginning January 1, 2002, but is subject to an impairment test at least annually. We completed the transitional test for impairment in 2002 and 2003 with no writedown required. Other operating and general expenses for the NSA Group include goodwill amortization of $2.2 million in both 2001 and 2000. The carrying value of goodwill at December 31, 2001, was $70.3 million for the NSA Group and $5 million for the Assumed Agency Business.

Operations of AFG Personal Segment

The following information concerning AFG’s Personal segment has been supplied to us by AFG. The NSA Group and the Assumed Agency Business comprised approximately 83% of AFG’s Personal segment based on earned premiums in 2002. AFG’s segment also included personal lines businesses that sell directly to consumers, as well as certain foreign personal lines businesses, neither of which were transferred to Infinity. The results of operations of the AFG Personal segment are different from our results of operations. The following discussion of the underwriting results of AFG’s Personal reporting segment is presented to provide the historical financial performance for this AFG segment.

GAAP premiums and underwriting ratios for AFG’s Personal segment were as follows (dollars in millions) for the three-year period preceding our initial public offering of common stock:

	Year Ended December 31,
	2002	2001	2000
Net Written Premiums	$836	$1,040	$1,311
Net Earned Premiums	905	1,183	1,270
Loss and LAE Ratio	83.1%	82.1%	83.6%
Underwriting Expense Ratio	16.7%	25.8%	25.0%
Combined Ratio	99.8%	107.9%	108.6%

2002 compared to 2001.

The AFG Personal segment’s net written premiums decreased 20% due primarily to the Inter-Ocean reinsurance agreement, effective April 1, 2001, under which 90% of the auto physical damage insurance written through the agency channel is ceded. Excluding the effect of this agreement, net written premiums declined about 4% due primarily to intentional reductions in new business volume in certain non-core markets and through the direct channel, partially offset by the effect of continuing rate increases and volume growth in target markets. Rate increases implemented in 2002 were approximately 10%. Due primarily to rate increases and a $12.6 million reduction in marketing and media costs of the direct business, the Personal group’s combined ratio improved by 8.1 points compared to 2001.

2001 compared to 2000

The AFG Personal segment’s 21% decline in net written premiums in 2001 reflects the impact of the Inter-Ocean reinsurance agreement effective April 1, 2001. Excluding the effect of this agreement, the Personal segment’s net written premiums declined about 4% in 2001 as lower business volume was partially offset by the impact of rate increases.

The segment implemented rate increases of about 14% in 2001. As a result of these rate increases, the loss and LAE ratio improved 1.5 points reflecting a 4.1 point improvement in the agency businesses, partially offset by deterioration in the loss and LAE of the direct business. The deterioration in the loss and LAE ratio of the direct business was the result of the absence of favorable development that occurred in 2000.

BUSINESS

We are a national provider of personal automobile insurance with an emphasis on nonstandard auto insurance. Nonstandard auto insurance provides coverage to drivers who, due to their driving record, age or vehicle type, represent higher than normal risks and pay higher rates for comparable coverage. We also write standard and preferred personal auto insurance, nonstandard commercial auto insurance and complementary personal lines insurance products.

Our products are offered primarily through a network of approximately 14,000 independent agencies and strategic partnerships. Based on data published by A.M. Best, we believe we are the second largest provider of nonstandard auto coverage through independent agents in the United States, behind only The Progressive Corporation. While licensed to write insurance in every state, we focus on 15 states which we believe provide the greatest opportunity for profitable growth.

In 2002, we generated, on a pro forma basis, $988.9 million in gross premiums written, $687.3 million in net premiums written and had net earnings of $36.3 million. For the nine months ended September 30, 2003, we generated $734.8 million in gross premiums written, $622.8 million in net premiums written and had net earnings of $38.8 million. For the year ended December 31, 2002 and the nine months ended September 30, 2003, approximately 95%, of our business was personal auto and the remaining 5% was homeowners, umbrella liability, boat owners and nonstandard commercial auto coverages. While there is no precise, industry-recognized definition of nonstandard auto insurance, we estimate that, for the year ended December 31, 2002 and the nine months ended September 30, 2003, approximately four-fifths of our personal auto business was nonstandard coverage. At September 30, 2003, we had total assets of $2.0 billion, liabilities of $1.5 billion and shareholders equity of $442 million.

Our Strengths

We believe that we are well positioned to compete in today’s market through various strengths that should enable us to build upon our history of favorable underwriting results. The following table compares our statutory combined ratio in past years with those of the personal lines insurance industry as a whole. The statutory combined ratio is the sum of the loss ratio (the ratio of losses and loss adjustment expenses to net earned premiums) and the expense ratio (when calculated on a statutory accounting basis, the ratio of underwriting expenses to net written premiums). When the combined ratio is under 100%, underwriting results are generally considered profitable; when the ratio is over 100%, underwriting results are generally considered unprofitable. The combined ratio does not reflect investment income, other income or federal income taxes.

	2003		2002	2001	2000	1999	1998	1998-2002	1993-2002
Infinity	95.9	%(1)	92.7%	104.6%	108.7%	98.7%	97.0%	100.9%	101.4%
Industry	99.7	%(2)	105.3%	110.9%	109.9%	104.5%	102.7%	106.6%	105.2%
Percentage Points Better Than Industry	3.8%		12.6%	6.3%	1.2%	5.8%	5.7%	5.7%	3.8%

(1)	Combined ratio through September 30, 2003.
(2)	Combined ratio through June 30, 2003, from A.M. Best. Industry data through September 30, 2003 are not yet available.

Statutory combined ratios shown here are obtained from A.M. Best. A.M. Best compiles these insurance industry statistics based on financial statements that are prepared on a statutory accounting basis and filed with the various state insurance departments. We are not aware that similar industry statistics are available on a GAAP basis.

Our Product Focus. We are focused on writing personal automobile insurance through independent agents. We believe this focus has helped us become one of the largest writers of nonstandard auto insurance with a selected presence in the standard and preferred segments. Our low cost, value added and premier policies are tailored to meet a customer’s particular needs and enable us to service niche markets across the entire range from nonstandard to preferred. For example, we have developed programs to focus on the Southern California Latino market, which we believe have given us an important position in a growth market.

Our Expertise in Risk Segmentation. We believe that appropriate risk segmentation is the primary way in which we can maximize underwriting performance. We evaluate risks in great detail and use sophisticated proprietary databases and risk models to offer each driver the appropriate rate. For example, while many insurers evaluate drivers’ ages based on broad groupings, we look at exact age to reflect differences in risk more accurately. In addition to varying rates, we offer coverage terms tailored to unique market needs.

Our Claims Handling Capability. We believe that properly handling claims controls the amounts we pay to settle claims and increases customer and agent satisfaction. We employ approximately 1,200 claims personnel located throughout the United States, and we provide a 24-hour, seven days per week toll-free service for our customers to report claims. We use predominantly our own local adjusters who typically respond to claims within 24 hours of a report. This approach allows us to consistently apply our philosophy of paying valid claims promptly while denying non-meritorious claims.

Our Agency Relationships. We have a long-term commitment to independent agencies and see them as a very effective, variable cost distribution channel for personal automobile insurance. We have active relationships with approximately 14,000 independent agencies whom we support with competitive compensation programs, agency interface technology and an array of support programs.

Our Low Cost Structure. Controlling expenses allows us to price competitively and achieve better underwriting returns. From 1998 through 2002, our ratio of underwriting expenses to premiums has averaged 23.2%, which is 4.4 points better than the personal lines industry average of 27.6% for the same period. Ongoing consolidation of our historically separate business units has generated savings during 2003 and, with the further planned integration in 2004 of our separate information systems, is expected to generate additional expense reductions and efficiencies in future years.

Our Management Experience. We have an experienced management team. James R. Gober, Chief Executive Officer and President, has been with our companies for 25 years. Since 1991, Mr. Gober had been the principal operating officer of some or all of the companies within the NSA Group. John R. Miner, Executive Vice President, spent five years with Chubb and had been with Great American for 14 years and served as President of Great American’s Personal Lines Division. Roger Smith, Senior Vice President and Chief Financial Officer, has served in various executive capacities in the financial and corporate development areas with Great American for over 15 years. Joseph A. Pietrangelo, Senior Vice President – Claims, has over 16 years of experience in personal automobile insurance, including as head of our claims division for the past two years and service in various capacities with Zurich/Farmers Personal Insurance and The Progressive Corporation.

Our Financial Strength. We have a conservative investment portfolio. At September 30, 2003, the portfolio consisted of 98% fixed maturity securities, 93% of which are investment grade. A.M. Best has assigned our insurance subsidiaries an “A (Excellent)” rating which, according to A.M. Best, reflects our solid capitalization, favorable overall operating performance, adequacy of loss reserves and strong nonstandard auto market presence. “A (Excellent)” is the third highest of A.M. Best’s 16 ratings behind “A++ and A+ (Superior).” These ratings do not represent a recommendation to buy, sell or hold securities. We can give no assurance that we will maintain our current ratings.

Our Strategy

Our goal is to maximize shareholder value by focusing on underwriting profitability and long-term return on equity. We will pursue this goal through a strategy of:

Product focus. We will focus on personal automobile insurance where we expect the nonstandard business to benefit from an improved price environment and where we will have a selected presence in standard and preferred segments.

Geographic focus. We will focus on the states that we believe offer us the greatest opportunity for profitable growth. Target states will be distinguished by their personal auto insurance market size and legal and regulatory environments that we view as conducive to the profitability of our business.

Controlled operating expenses. We will manage our cost structure to be competitive and will remain committed to reducing costs further through consolidation designed to eliminate redundancies and achieve greater efficiencies.

Disciplined pricing. We will demand adequate rates to achieve underwriting profitability and are willing to forego volume if necessary to achieve our profit objectives. We will remain committed to setting individual rates more accurately than our competitors.

Field claim handling. We will emphasize prompt response to claims by our own local claim adjusters in a manner that will continue to deliver good service to our customers and provide effective control of the claim resolution process.

Distribution focus. We will focus on the independent agent channel as a cost-effective system to access the personal auto insurance market and provide us a flow of customers.

The Personal Automobile Market

Personal auto insurance is the largest line of property and casualty insurance accounting for approximately 37% or $140 billion of the total $377 billion of annual industry premiums in 2002. Personal auto insurance provides coverage to drivers for liability to others for both bodily injury and property damage and for physical damage to an insured’s own vehicle from collision and other perils. Personal auto insurance is comprised of preferred, standard and nonstandard risks. Nonstandard insurance is intended for drivers who, due to their driving record, age or vehicle type, represent a higher than normal risk. As a result, customers that purchase nonstandard auto insurance generally pay higher premiums for similar coverage than drivers qualifying for standard or preferred policies. While there is no established industry-recognized demarcation between nonstandard policies and all other personal auto policies, we believe that nonstandard auto risks generally constitute between 15% and 20% of the personal automobile insurance market, with this range fluctuating according to competitive conditions in the market. Approximately one-third of all personal automobile insurance is sold by independent agents.

The personal auto insurance industry is cyclical, characterized by periods of price competition and excess capacity followed by periods of high premium rates and shortages of underwriting capacity. In the late 1990s, many automobile insurers attempted to capture more business by reducing rates. We believe that these industry-wide rate reductions combined with increased severity trends during the period contributed to the deterioration of industry loss ratios in the years 1999 through 2001. We began implementing rate increases in early 2000. Since that time, most of the industry, including some of the largest companies, have begun to raise rates and tighten underwriting standards in order to address poor results. Other insurance companies have recently withdrawn from the market because of their inability to compete successfully, impaired capital positions, or because of a decrease in the availability of reinsurance.

Our Products

Personal Automobile is our primary insurance product. It provides coverage to individuals for liability to others for bodily injury and property damage and for physical damage to an insured’s own vehicle from collision and various other perils. In addition, many states require policies to provide for first party personal injury protection, frequently referred to as no-fault coverage. We offer personal automobile insurance to nonstandard, standard and preferred customers. Personal automobile insurance accounted for approximately 95% of our gross written premiums for the year ended December 31, 2002 and the nine months ended September 30, 2003.

Nonstandard Commercial Automobile provides coverage to businesses for liability to others for bodily injury and property damage and for physical damage to businesses’ vehicles from collision and various other perils. We offer nonstandard commercial automobile insurance to businesses who employ one or more nonstandard risk drivers. We target businesses with fleets of 12 or fewer vehicles and generally avoid businesses which are involved in what we consider to be hazardous operations or interstate commerce. Nonstandard commercial automobile insurance accounted for approximately 4% of our gross written premiums for the year ended December 31, 2002 and the nine months ended September 30, 2003.

Homeowners and Other includes homeowners insurance and several other personal lines insurance products. We write homeowners insurance for dwellings, condominiums and rental property contents on a limited basis in selected markets. Homeowners insurance provides protection against losses from a wide variety of perils, as well as coverage for liability arising from ownership or occupancy. We also write coverage on a limited basis for personal watercraft, personal articles, such as jewelry, and umbrella liability protection. Homeowners and other insurance accounted for less than 1% of our gross written premiums for the year ended December 31, 2002 and the nine months ended September 30, 2003.

Pricing and Product Management

The pricing segmentation approach that we utilize requires the extensive involvement of product managers who are responsible for the underwriting profitability of a specific state or region with the direct oversight of rate level structure by our most senior managers. Product managers work closely with our pricing and product development departments to generate rate level indications and other relevant data. This data enables our product managers to change the rate structure by evaluating detailed information, such as loss experience based on driver characteristics, financial responsibility scores and make/model of vehicles. Product managers are also responsible for obtaining approval of our rate filings from state insurance departments. We believe this approach has permitted us to respond more quickly than our competitors to adverse loss trends such as those experienced in 1999 and 2000 and to obtain faster approval for our filings. Unlike many of our competitors, we reacted by increasing personal auto rates across the NSA Group and Assumed Agency Business by 14% in 2000, again in 2001, 12% in 2002 and 2% in the nine months ended September 30, 2003. We have benefited from our rate actions and the price firming taking place in the market given the more recent rate actions by many of our competitors.

Beyond the detailed pricing analysis, product managers are responsible for developing innovative products which meet the needs of our customers and provide us a competitive advantage in the marketplace. We have had success in designing products that provide the basic required coverage for our nonstandard customers, and products that include expanded coverage for our preferred customers.

Distribution and Marketing

We distribute our products primarily through a network of approximately 14,000 independent agencies and strategic partnerships. Independent agencies were responsible for approximately 97% of our gross written premiums for the year ended December 31, 2002 and the nine months ended September 30, 2003. In those periods, no one independent agency accounted for more than 2% of our gross written premiums, and only two agencies accounted for more than 1% of our gross written premiums. Another mode of distribution includes relationships, or strategic partnerships, with some non-affiliated property and casualty insurers that have their own captive agency forces. These companies usually provide standard and preferred auto coverage through one of their own companies while utilizing our companies for their nonstandard risks. We believe these are mutually beneficial relationships since our partners gain access to our nonstandard auto expertise and we gain access to a new distribution channel. This channel represented approximately 3% of gross written premiums for the year ended December 31, 2002 and the nine months ended September 30, 2003.

We hold licenses to write auto insurance in all 50 states, but we are committed to growth in 15 “focus” states that we believe provide the greatest opportunity for profit considering the market size and the current legal and regulatory environment. We classify the states in which we operate into four categories:

•	“Franchise States” — We believe these states provide us with the best opportunity for profitable growth. They are California, Florida, Georgia, Connecticut and Pennsylvania.

•	“Resource States” — We intend to strengthen operations in these ten states and implement the operating model currently in place in California which stresses our strategies discussed above. Combined with our Franchise States, these states represent our Focus States.

•	“Maintenance States” — We are seeking to maintain our renewal business in these seven states while we increase rates to achieve underwriting profitability. We are accepting no new business in these states due to what we perceive to be the current lack of opportunity for profitable growth.

•	“Exit States” — We have discontinued or intend to discontinue writing insurance in these 28 states.

The following table sets forth the distribution of our gross premiums written by state for the Franchise states, as well as the other categories, as a percent of total gross written premiums for the periods indicated:

	Nine Months Ended September 30, 2003	Year Ended December 31,
		2002	2001	2000
Franchise States:

California	46%	34%	25%	23%
Florida	9%	10%	10%	10%
Connecticut	7%	8%	8%	7%
Pennsylvania	7%	7%	7%	6%
Georgia	6%	7%	8%	8%

Sub-Total – Franchise States	75%	66%	58%	54%
Next 10—Resource States	12%	14%	17%	17%

Sub-Total – 15 Focus States	87%	80%	75%	71%

Maintenance States	10%	13%	14%	17%
Exit States	3%	7%	11%	12%

All States	100%	100%	100%	100%

Over the last several years in California, we have been successful in growing our business profitably at very attractive combined ratios. It is this California business model that we are expanding into our other Franchise States in 2003 and Resource States in 2004 and beyond through a “one state at a time” implementation plan. For example, in late 2002, we determined that the rates charged for several of our programs in Florida and Georgia were inadequate to generate satisfactory underwriting results. We therefore took action to discontinue writing new business in those states and others until we could put in place programs with rates we believed to be adequate. As a result, the premium volume in these two states was reduced during the first three quarters of 2003, as shown in the following table:

	Change in Gross Premiums from Comparable Period in Prior Year
	Three Months Ended September 30, 2003	Three Months Ended June 30, 2003	Three Months Ended March 31, 2003	Twelve Months Ended December 31, 2002
Franchise States:
California	39%	17%	21%	26%
Florida	(1)%	(24)%	(25)%	(2)%
Connecticut	(5)%	(10)%	(24)%	(11)%
Pennsylvania	(18)%	(22)%	(22)%	6%
Georgia	(16)%	(18)%	(14)%	(15)%

Subtotal — Franchise	14%	1%	0%	8%
Resource States	(18)%	(30)%	(32)%	(19)%

Subtotal — Focus States	9%	(5)%	(7)%	2%
Maintenance States	(36)%	(34)%	(29)%	(15)%
Exit States	(69)%	(66)%	(59)%	(36)%

All States	(3)%	(13)%	(14)%	(5)%

During the second and third quarters of 2003, new rates and insurance policy forms were filed and approved in Florida, Georgia and Pennsylvania. The rate of premium volume shrinkage has decreased for Florida and Pennsylvania in the three month period ended September 30, 2003 as compared to the previous two quarters. For Florida, Georgia and Pennsylvania, premiums for the third quarter of 2003 have increased from those of the second quarter of 2003. For the Resource States the business continued to decline in 2003 as a result of rate actions taken to achieve rate adequacy. For the Maintenance States, no new business is currently being written, and we do not plan to write new business until we believe we can achieve adequate rates. For the Exit States, which represent only 3% of the total gross written premiums for the nine month period ended September 30, 2003, we are taking action to continue to reduce the premium volume further.

For the nine month period ended September 30, 2003, excluding the effects of the Inter-Ocean reinsurance agreement the combined ratio in our Franchise and Resource States was 86% while our overall combined ratio was 95%.

Our business development department is responsible for the distribution and sale of our products through our independent agencies and strategic partners. This department is split into two key areas, field operations and corporate business development. The responsibilities of our field business development representatives include selecting agencies and strategic partners for appointment, training them to sell our products, and monitoring their operations to ensure compliance with our production and profitability standards. While most of the field activity occurs face-to-face in the producer’s office, we have had success with other approaches such as group seminars that focus on promoting our products and conducting training for our agents.

Our corporate business development staff is responsible for our branding initiatives, cooperative advertising with our independent agents, sales promotions and agents incentives. In addition, this team is actively engaged in building agency relationships via telephone, e-mail, fax and direct mail.

We believe that our ability to develop strong and mutually beneficial relationships with our agents is paramount to our success. We foster our agent relationships by providing them our software applications along with programs and services designed to strengthen and expand their marketing, sales and service capabilities. Our internet-based software applications provide many of our agents with real-time underwriting, claims and policy information. We believe the array of services that we offer to our agents adds significant value to their businesses. For example, our PASS Program (Providing Agents Service and Support) is an incentive-based program through which our agents earn savings on service and support needs including technology, training, financial services, office supplies, advertising, promotion and travel. In addition, our “Infinity University” offers education courses to our agents to assist them in achieving growth and success in their businesses.

We focus particular attention on developing relationships with Latino agents, especially in Southern California. Over the past decade, Latinos have been the fastest growing segment of the United States population according to U.S. Census Bureau data. For example, Latinos constitute an estimated 47% of the population in Los Angeles County. Over the past decade, we have actively developed close relationships with Latino agents by supporting their businesses and customers in their local communities. We have developed products and services that support their special needs and interests such as translating important documents to Spanish and providing bilingual customer service and claims personnel. We consider our position in this unique niche of the market, including our Infinity brand, to be a significant competitive advantage.

Claims Handling

Our claims organization employs approximately 1,200 people and has 40 field branch offices and three regional offices. We provide a 24-hour, seven days per week toll-free service for our customers to report claims. We use predominantly our own local adjusters who typically respond to claims within 24 hours of a report.

We are committed to the field handling of claims and believe it provides better service to our customers and better control of the claim resolution process than alternative methods. We open claims branch offices in areas where we believe the volume of business will support them. Customer interactions can occur with generalists (multi-line claim representatives) and specialists (staff appraisers, field casualty representatives and special investigators) based on local market volume, density and performance. Nationally, over 65% of our claims are handled face-to-face. We strive for accuracy, consistency and fairness in our claim resolutions. We have an auditing program which measures performance in investigations, damage documentation and other relevant areas.

Our claims organization is committed to defending against non-meritorious claims. This is done through referrals to our special investigations team. This team, made up of claims and former law enforcement professionals, works in concert with field operations to resolve questionable claims.

The recent consolidation of our separate claims departments has allowed us to gain economies of scale and to eliminate redundancies. This provides us greater consistency in the claims handling process. The consolidation of our claims departments has reduced annual claims handling costs by approximately $6.5 million since the consolidation began in 2002.

Loss and Loss Adjustment Expense Reserves

We estimate liabilities for the costs of losses and loss adjustment expenses for both reported and unreported claims based on historical trends adjusted for changes in loss cost trends, underwriting standards, policy provisions, product mix and other factors. Estimating the liability for unpaid losses and loss adjustment expense is inherently judgmental and is influenced by factors which are subject to significant variation. We monitor items such as the effect of inflation on medical, hospitalization, material repair and replacement costs, general economic trends and the legal environment. While the ultimate liability may be greater or lower than recorded loss reserves, the reserve tail for personal auto coverage is shorter than that associated with many other property and casualty coverages and can, therefore, be established with less uncertainty than coverages having longer reserve tails.

We review loss reserve adequacy quarterly. Our independent auditors also review the adequacy of our loss reserves as part of their audit procedures. Our reserves are also certified to state regulators annually. Reserves are adjusted as additional information becomes known. Such adjustments are reflected in current year operations.

The following tables present the development of Infinity’s and the Assumed Agency Business’ loss reserves, net of reinsurance, on a GAAP basis for calendar years 1992 through 2002. The top line of each table shows the estimated liability for unpaid losses and loss adjustment expense recorded at the balance sheet date for the indicated years. The next line, captioned Liability for Unpaid Losses and Loss Adjustment Expenses—as re-estimated at December 31, 2002, shows the re-estimated liability as of December 31, 2002. The remainder of the table presents intervening development as percentages of the initially estimated liability. The development results from additional information and experience in subsequent years. The middle line shows a cumulative deficiency (redundancy) which represents the aggregate percentage increase (decrease) in the liability initially estimated. The lower portion of the table indicates the cumulative amounts paid as of successive periods as a percentage of the original loss reserve liability.

INFINITY

	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Liability for unpaid losses and loss adjustment expenses (in millions):
As originally estimated	$262	$385	$489	$569	$511	$525	$589	$543	$627	$608	$571
As re-estimated at December 31, 2002	230	347	494	567	532	534	544	508	634	609	N/A

Liability re-estimated:
One year later	89.0%	89.6%	96.8%	97.8%	99.5%	100.8%	95.0%	95.3%	98.5%	100.2%
Two years later	87.0%	89.3%	100.4%	98.6%	101.9%	103.3%	93.6%	92.9%	101.1%
Three years later	87.5%	89.7%	101.1%	99.2%	104.7%	102.5%	91.0%	93.6%
Four years later	87.3%	90.2%	100.9%	100.3%	104.3%	100.9%	92.5%
Five years later	87.8%	90.1%	101.5%	100.0%	103.5%	101.7%
Six years later	88.0%	90.4%	101.3%	99.5%	103.9%
Seven years later	88.3%	90.6%	100.9%	99.7%
Eight years later	88.4%	90.1%	101.0%
Nine years later	87.9%	90.1%
Ten years later	87.9%

Cumulative deficiency (redundancy):	(12.1)%	(9.9)%	1.0%	(0.3)%	3.9%	1.7%	(7.5)%	(6.4)%	1.1%	0.2%	N/A

Cumulative paid as of:
One year later	59.9%	58.8%	64.1%	63.8%	62.9%	59.3%	54.5%	53.0%	53.5%	51.5%
Two years later	76.1%	76.9%	87.2%	85.0%	83.9%	81.3%	73.2%	69.6%	76.6%
Three years later	82.1%	84.6%	95.2%	93.2%	94.3%	90.8%	80.6%	81.4%
Four years later	84.9%	87.5%	98.2%	96.6%	98.7%	94.8%	86.5%
Five years later	86.2%	88.7%	99.6%	98.3%	100.4%	98.0%
Six years later	86.9%	89.4%	100.5%	98.4%	101.9%
Seven years later	87.3%	89.9%	100.3%	98.8%
Eight years later	87.7%	89.6%	100.6%
Nine years later	87.3%	89.8%
Ten years later	87.5%

The following is a reconciliation of Infinity’s net liability to the gross liability for unpaid losses and loss adjustment expense (in millions).

	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
As originally estimated:
Net liability shown above	$262	$385	$489	$569	$511	$525	$589	$543	$627	$608	$571
Add reinsurance recoverables	7	11	7	5	12	6	10	10	13	37	33

Gross liability	$269	$396	$496	$574	$523	$531	$599	$553	$640	$645	$604

As re-estimated at December 31, 2002:
Net liability shown above	$230	$347	$494	$567	$532	$534	$544	$508	$634	$609
Add reinsurance recoverables	12	16	8	6	17	13	16	18	16	40

Gross liability	$242	$363	$502	$573	$549	$547	$560	$526	$650	$649	N/A

Gross cumulative deficiency (redundancy)	(9.9)%	(8.3)%	1.2%	(0.3)%	4.9%	2.9%	(6.7)%	(4.9)%	1.5%	0.7%	N/A

During 2002, Infinity settled for $5.1 million a state class action lawsuit involving the issue of whether there is an inherent diminished value in a damaged automobile that should be accounted for when calculating claim payments. The settlement increased the reserve deficiency for the 2001 calendar year-end reserves by $5.1 million. Excluding this, Infinity experienced an overall redundancy for the calendar year-end 2001 reserves, net of reinsurance, of about $4 million.

The following table presents the development of loss reserves for the Assumed Agency Business. Under the reinsurance agreement entered into with Great American, our insurance subsidiaries assumed the net reserves from Great American. Accordingly, gross reserves and net reserves are the same.

ASSUMED AGENCY BUSINESS

	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Liability for unpaid losses and loss adjustment expenses (in millions):
As originally estimated	$170	$171	$181	$189	$213	$190	$150	$118	$106	$116	$126
As re-estimated at December 31, 2002	157	184	203	205	196	145	123	119	113	123	N/A

Liability re-estimated:
One year later	94.6%	104.2%	104.0%	114.4%	106.2%	88.9%	84.1%	102.9%	104.9%	106.3%
Two years later	94.6%	104.3%	114.1%	118.0%	99.3%	78.0%	86.2%	100.6%	106.9%
Three years later	92.0%	108.9%	115.7%	113.6%	93.9%	79.5%	82.3%	101.2%
Four years later	93.7%	109.4%	113.7%	110.2%	93.3%	76.6%	81.8%
Five years later	94.2%	108.2%	112.3%	109.3%	91.7%	76.6%
Six years later	93.4%	107.7%	111.1%	108.0%	92.2%
Seven years later	93.1%	106.7%	110.6%	108.7%
Eight years later	92.0%	106.1%	111.6%
Nine years later	91.5%	107.2%
Ten years later	92.6%

Cumulative deficiency (redundancy):	(7.8)%	7.3%	11.6%	8.7%	(7.8)%	(23.4)%	(18.2)%	1.2%	6.9%	6.3%	N/A

Cumulative paid as of:
One year later	50.0%	56.7%	60.5%	57.6%	51.4%	37.8%	38.6%	47.5%	47.0%	43.6%
Two years later	71.1%	81.3%	85.7%	86.0%	71.1%	55.2%	57.9%	69.5%	70.8%
Three years later	81.8%	94.9%	100.7%	97.7%	80.6%	65.2%	69.4%	83.3%
Four years later	88.3%	103.0%	106.4%	102.6%	85.6%	70.2%	75.3%
Five years later	91.8%	105.3%	108.9%	104.5%	88.1%	73.3%
Six years later	92.4%	106.5%	108.8%	105.8%	90.2%
Seven years later	92.8%	105.2%	109.5%	107.4%
Eight years later	91.1%	105.8%	111.0%
Nine years later	91.5%	107.2%
Ten years later	92.6%

In 2002, the year-end 2001 reserves for the Assumed Agency Business developed adversely by about $7 million, mostly from accident year 2001. The adverse development related primarily to higher average claims frequency on business written in New Jersey and Pennsylvania.

These tables do not present accident or policy year development data. Furthermore, in evaluating the re-estimated liability and cumulative deficiency (redundancy), it should be noted that each percentage includes the effects of changes in amounts for prior periods. Conditions and trends that have affected development of the liability in the past may not necessarily exist in the future. Accordingly, it may not be appropriate to extrapolate future redundancies or deficiencies based on this table.

Investments

General

We employ a conservative approach to investment and capital management intended to ensure that there is sufficient capital to support all the insurance premium that we can profitably write. The investment portfolio is managed by American Money Management Corporation, a wholly-owned subsidiary of AFG. Our board of directors has set investment guidelines and periodically reviews the portfolio performance for compliance with such guidelines.

The following tables present the percentage distribution and yields of our investment portfolio (excluding investment in equity securities of affiliate corporations) as reflected in the financial statements.

	At September 30, 2003	At December 31,
		2002	2001	2000
Cash and Cash Equivalents	6.2%	8.3%	5.1%	13.4%
Fixed Maturities:
U.S. Government and Agencies	5.2	7.9	8.9	4.7
State and Municipal	15.2	5.6	4.2	4.1
Public Utilities	9.1	10.7	10.7	9.1
Mortgage-Backed Securities	17.5	12.3	11.7	8.0
Corporate and Other	39.6	49.7	54.8	56.5
Redeemable Preferred Stocks	0.8	0.8	0.6	0.4

	87.4	87.0	90.9	82.8
Net Unrealized Gains (Losses)	4.4	3.2	0.2	(1.2)

	91.8	90.2	91.1	81.6
Equity Securities	2.0	1.5	3.8	5.0

	100.0%	100.0%	100.0%	100.0%

	For the nine months ended September 30, 2003	For the Years Ended December 31,
		2002	2001	2000
Yield on Fixed Income Securities:
Excluding realized gains and losses	5.5%	6.4%	6.7%	6.7%
Including realized gains and losses	5.7%	6.3%	6.8%	6.3%

Yield on Equity Securities:
Excluding realized gains and losses	4.1%	3.4%	2.8%	2.7%
Including realized gains and losses	1.4%	(12.6)%	(10.7)%	0.8%

Yield on All Investments
Excluding realized gains and losses	5.5%	6.3%	6.6%	6.5%
Including realized gains and losses	5.6%	5.7%	6.1%	6.0%

Fixed Maturity Investments

Our fixed maturity portfolio is invested primarily in taxable bonds. The National Association of Insurance Commissioners assigns quality ratings which range from Class 1 (highest quality) to Class 6 (lowest quality). The following table shows our bonds and redeemable preferred stocks, by NAIC designation and comparable Standard & Poor’s Corporation rating as of September 30, 2003.

NAIC Rating	Comparable S&P Rating	Amortized Cost	Market Value
			Amount	%
1	AAA, AA, A	$862.2	$900.7	71%
2	BBB	259.7	279.2	22

	Total investment grade	1,121.9	1,179.9	93%

3	BB	46.0	47.2	4
4	B	40.1	41.0	3
5	CCC, CC, C	4.3	4.2	*
6	D	1.8	2.4	*

	Total noninvestment grade	92.2	94.8	7%
	Total	$1,214.1	$1,274.7	100%

*	Less than 1%

Fixed income investment funds are generally invested in securities with short-term and intermediate-term maturities with an objective of optimizing total return while allowing flexibility to react to changes in market conditions and maintaining sufficient liquidity to meet policyholder obligations. At September 30, 2003, the average duration for our fixed maturities was about 4.6 years.

For additional information regarding our investment portfolio and results, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Investments.”

Competition

The personal auto insurance industry is highly competitive and, except for regulatory considerations, there are relatively few barriers to entry. We compete with both large national writers and smaller regional companies. In 2002, the five largest automobile insurance companies accounted for approximately 48% of the industry’s net written premiums and the largest ten accounted for approximately 62%. Over 390 insurance groups compete in the personal auto insurance industry, according to A.M. Best. Some of these groups may specialize in nonstandard auto insurance, while others, including State Farm, Allstate and Progressive provide a broad spectrum of personal auto insurance.

We generally compete with other insurers on the basis of price, coverages offered, claims handling, customer service, agent commission, geographic coverage and financial strength ratings.

Regulatory Environment

Our insurance company subsidiaries are generally subject to regulation and supervision by insurance departments of the jurisdictions in which they are domiciled or licensed to transact business. State insurance departments have broad administrative power relating to licensing insurers and agents, regulating premium rates and policy forms, establishing reserve requirements, prescribing statutory accounting methods and the form and content of statutory financial reports, regulating certain transactions involving the insurers and prescribing the type and amount of investments. Under state insolvency and guaranty laws, regulated insurers can be assessed or required to contribute to state guaranty funds to cover policyholder losses resulting from insurer insolvencies.

Insurers are also required by many states, as a condition of doing business in the state, to participate in various assigned risk pools, reinsurance facilities or underwriting associations which provide various insurance coverages to individuals that otherwise are unable to purchase that coverage in the voluntary market. Participation in these involuntary plans is generally in proportion to voluntary writings of related lines of business in that state. The underwriting results of these plans traditionally have been unprofitable. The amount of premiums we might be required to assume in a given state in connection with an involuntary plan may be reduced because of credits we may receive for nonstandard policies that we write voluntarily. Many states have laws and regulations that limit an insurer’s ability to exit a market. For example, certain states limit an automobile insurer’s ability to cancel and non-renew policies.

The insurance laws of the states of domicile of our insurance subsidiaries contain provisions to the effect that the acquisition or change of “control” of a domestic insurer or of any person that controls a domestic insurer cannot be consummated without the prior approval of the relevant insurance regulator. In general, a presumption of “control” arises from the ownership, control, possession with the power to vote or possession of proxies with respect to a specified percentage (generally 10%) or more of the voting securities of a domestic insurer or of a person that controls a domestic insurer. In addition, certain state insurance laws contain provisions that require pre-acquisition notification to state agencies of a change in control with respect to a non-domestic insurance company licensed to do business in that state. While such pre-acquisition notification statutes do not authorize the state agency to disapprove the change of control, such statutes do authorize certain remedies, including the issuance of a cease and desist order with respect to the non-domestic insurer if certain conditions exist, such as undue market concentration. Such approval requirements may deter, delay or prevent certain transactions affecting the ownership of our common stock.

We are a holding company with no business operations of our own. Consequently, our ability to pay dividends to shareholders and meet our debt payment obligations is largely dependent on dividends or other distributions from our insurance company subsidiaries. State insurance laws restrict the ability of our insurance company subsidiaries to declare shareholder dividends. These subsidiaries may not make an “extraordinary dividend” until thirty days after the applicable commissioner of insurance has received notice of the intended dividend and has not objected in such time or the commissioner has approved the payment of the extraordinary dividend within the 30 day period. An extraordinary dividend is defined as any dividend or distribution that, together with other distributions made within the preceding twelve months, exceeds the greater of 10% of the insurer’s surplus as of the preceding December 31, or the insurer’s net income for the twelve-month period ending the preceding December 31, in each case determined in accordance with statutory accounting practices. In addition, an insurer’s remaining surplus after payment of a cash dividend to shareholders must be both reasonable in relation to its outstanding liabilities and adequate to its financial needs.

Generally, the net admitted assets of insurance companies that, subject to other applicable insurance laws and regulations, are available for transfer to the parent company cannot include the net admitted assets required to meet the minimum statutory surplus requirements of the states where the companies are licensed.

The maximum dividend payable during 2003 by our insurance subsidiaries without seeking regulatory approval is $51 million. Through September 30, 2003, no dividends had been paid to us.

State insurance laws require our insurance companies to maintain specified levels of statutory capital and surplus. In addition, for competitive reasons, our insurance company subsidiaries need to maintain financial strength ratings which requires us to sustain capital levels in these subsidiaries. Each of these may limit the ability of our insurance subsidiaries to declare and pay dividends.

Reinsurance

Like other insurers, we reinsure a portion of our business with other insurance companies. Ceding reinsurance permits diversification of risk and limits the maximum loss arising from large or unusually hazardous risks or catastrophic events. We are subject to credit risk with respect to our reinsurers, as the ceding of risk to reinsurers generally does not relieve us of liability to our insureds until claims are fully settled. To attempt to mitigate this credit risk, we cede business only to reinsurers that meet our credit ratings criteria. We further minimize our credit risk by withholding premiums, in exchange for a fee, until all claims are resolved or the parties mutually agree to terminate the agreement. From time to time we enter into excess of loss reinsurance protection for both our personal and commercial automobile risks.

In April 2001, we entered into a 90% quota share agreement on the personal auto physical damage business written by the NSA Group with Inter-Ocean Reinsurance Company Ltd., an unaffiliated company which is rated “A (Excellent)” by A.M. Best. This quota share agreement, which was later amended to include coverage of Great American’s personal lines that would otherwise be included in the Assumed Agency Business for both policies in effect since January 1, 2002 and unearned premium at December 31, 2001, covers business written through December 31, 2002. We renewed this agreement for 2003 on terms substantially equivalent to those in effect in 2002, except that we have the flexibility to elect, on a quarterly basis, the percentage of business to be added under the reinsurance agreement. The percentage ceded may range from as high as 90% to as low as 20%. After we obtained the $200 million term loan facility, the amount ceded under this agreement was reduced from 90% to 20% for the third quarter 2003. We intend to remain at the 20% level for the rest of the year. We are also currently in negotiations to renew this agreement for 2004 under substantially the same terms, except that we anticipate that the agreement will provide for a lower minimum ceding threshold.

Ratings

A.M. Best has currently assigned our insurance company subsidiaries a group rating of “A (Excellent)”. According to A.M. Best, “A” ratings are assigned to insurers which have, on balance, excellent balance sheet strength, operating performance and business profile when compared to the standards established by A.M. Best and, in A.M. Best’s opinion, have a strong ability to meet their ongoing obligations to policyholders. A.M. Best bases its ratings on factors that concern policyholders and not upon factors concerning investor protection.

Such ratings are subject to change and are not recommendations to buy, sell or hold securities. There can be no assurance that we will maintain our current ratings. Future changes to our rating may adversely affect our competitive position.

Legal Proceedings

We have pending class action lawsuits against us that involve issues over methods used to calculate claim payments on vehicles determined to be a total loss; the validity of non-payment cancellation notices in certain policies; and interpretations of state-mandated fee schedules under personal automobile no-fault insurance laws. Our insurance companies also have lawsuits pending that seek extra-contractual damages from us in addition to damages claimed under an insurance policy. These lawsuits mirror similar lawsuits filed against other carriers in the industry and are in various stages of development. While it is not possible to know with certainty the outcome of these disputes, we do not expect them to have a material adverse effect on our financial condition or our results of operations.

Properties

We lease an aggregate of 660,000 square feet of office space in numerous cities throughout the United States. Most of these leases expire within 7 years. Our most significant leased office spaces are located in suburban Atlanta, Birmingham (our principal office), Cincinnati, Windsor (Connecticut), and Los Angeles. We also own a 46,000 square foot office building in Dallas. We have entered into a contract to sell the Dallas office building and expect the sale to close during the first quarter of 2004.

Employees

We employ approximately 2,300 persons, none of whom are covered by collective bargaining arrangements.

American Financial Group’s Personal Segment

General. The following information has been supplied to us by AFG. AFG reports its property and casualty insurance operations in two segments: Personal and Specialty. The following table shows 2002 net written premiums by subsidiary for each segment. The companies and business of the NSA Group and the personal business written through independent agents of the Great American Pool (first five line items below) were transferred to Infinity.

	Net Written Premiums
Company	Personal		Specialty	Total	%
	(dollars in millions)
NSA Group
Atlanta Casualty Company	$142		$—	$142	5.9%
Infinity Insurance Company	233		—	233	9.7
Windsor Insurance Company	145		—	145	6.0
Leader Insurance Company	93		—	93	3.8

	613	(b)		613	25.4%

Great American Pool(a):
Written through independent agents	80	(b)	929	1,009	41.8%
Written directly with customers	108		—	108	4.5
El Aguila (foreign)	14		—	14	0.6
Republic Indemnity Company of America	2		219	221	9.2
Mid-Continent Casualty Company	19		215	234	9.7
American Empire Surplus Lines Insurance Company	—		116	116	4.8
National Interstate Corporation	—		92	92	3.8
Other	—		6	6	0.2

	$836		$1,577	$2,413	100.0%

	34.6%		65.4%	100%

(a)	The Great American Pool represents Great American Insurance Company and approximately 15 of its wholly-owned subsidiaries.
(b)	Shown as net written premium in the table on page 32 of this prospectus.

Operationally, the NSA Group was managed by a single executive management team. The remaining subsidiaries listed above were each managed by separate executive management teams.

The following information relates to AFG’s Personal segment which wrote primarily private passenger automobile liability and physical damage insurance, and to a lesser extent, homeowners’ insurance, and was comprised primarily of the NSA Group and the Assumed Agency Business. AFG’s segment also included personal lines businesses that market directly to consumers and were not transferred to Infinity.

Historically, the majority of AFG’s auto premiums was from sales in the nonstandard market. AFG’s approach to its auto business was to develop tailored rates for its personal automobile customers based on a variety of factors, including the driving record of the insureds, the number of and type of vehicles covered, credit history, and other factors. AFG believes this approach enabled it to rate each risk appropriately and provided a means to serve a broad spectrum of customers.

The U.S. geographic distribution of AFG’s entire Personal segment’s statutory direct written premiums in 2002 was as follows: California (29%), New York (10%), Florida (10%), Connecticut (8%), Pennsylvania (7%), Georgia (6%), Texas (4%) and other states combined (26%).

Determination of net earnings on a segment basis is not practicable because AFG’s investment portfolio and income taxes are not allocated to specific segments or lines of business. The following table shows the underwriting results of AFG’s Personal segment insurance operations. Underwriting results and the related combined ratio do not reflect investment income, other income or Federal income taxes.

	Year Ended December 31,
	2002	2001	2000
Net written premiums	$836	$1,040	$1,311

Net earned premiums	$905	$1,183	$1,270
Loss and LAE	753	970	1,061
Underwriting expenses	151	306	317

Underwriting profit (loss)	$1	$(93)	$(108)

GAAP ratios:
Loss and LAE ratio	83.1%	82.1%	83.6%
Underwriting expense ratio	16.7	25.8	25.0

Combined ratio	99.8%	107.9%	108.6%

Loss and Loss Adjustment Expense Reserves

The following table presents the development of AFG’s Personal segment’s loss reserves, net of reinsurance, on a GAAP basis for the calendar years 1992 through 2002. The top line of the table shows the estimated liability for unpaid losses and loss adjustment expense recorded at the balance sheet date for the indicated years. The next line, captioned Liability for Unpaid Losses and Loss Adjustment Expenses — As re-estimated at December 31. 2002, shows the re-estimated liability as of December 31. 2002. The remainder of the table presents intervening development as percentages of the initially estimated liability. The development results from additional information and experience in subsequent years. The middle line shows a cumulative deficiency (redundancy) which represents the aggregate percentage increase (decrease) in the liability initially estimated. The lower portion of the table indicates the cumulative amounts paid as of successive periods as a percentage of the original loss reserve liability.

	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Liability for Unpaid Losses and Loss Adjustment Expenses (in millions):
As originally estimated	$431	$559	$675	$767	$725	$726	$759	$786	$821	$811	$804
As re-estimated at December 31, 2002	$399	$543	$711	$793	$745	$693	$678	$719	$829	$824	N/A
Liability Re-Estimated as of:
One year later	93.0%	94.6%	98.7%	100.4%	101.8%	96.8%	95.1%	94.6%	98.7%	101.6%
Two years later	91.9%	94.6%	103.5%	103.2%	100.7%	98.9%	92.4%	91.1%	101.0%
Three years later	91.4%	97.1%	105.0%	101.7%	103.8%	97.9%	88.6%	91.5%
Four years later	92.9%	98.0%	103.8%	103.9%	103.8%	95.3%	89.3%
Five years later	93.6%	97.1%	105.2%	104.1%	102.5%	95.5%
Six years later	93.0%	97.1%	105.3%	103.4%	102.7%
Seven years later	92.9%	97.3%	105.1%	103.5%
Eight years later	93.0%	96.9%	105.2%
Nine years later	92.5%	97.0%
Ten years later	92.6%
Cumulative deficiency (redundancy):	(7.4)%	(3.0)%	5.2%	3.5%	2.7%	(4.5)%	(10.7)%	(8.5)%	1.0%	1.6%	N/A

Cumulative Paid as of:
One year later	56.5%	57.9%	62.1%	61.5%	59.3%	52.6%	44.0%	49.5%	51.9%	50.4%
Two years later	74.9%	77.2%	85.7%	84.1%	79.7%	70.3%	65.4%	66.8%	74.4%
Three years later	81.8%	88.0%	95.5%	92.9%	89.3%	81.8%	75.2%	78.1%
Four years later	87.3%	92.4%	99.0%	97.4%	95.1%	87.0%	81.4%
Five years later	89.3%	93.7%	101.4%	99.8%	97.5%	90.3%
Six years later	89.6%	94.1%	102.5%	100.4%	99.2%
Seven years later	89.8%	94.5%	102.8%	101.1%
Eight years later	89.9%	94.6%	103.2%
Nine years later	89.9%	95.0%
Ten years later	90.2%

The following is a reconciliation of the Personal segment’s net liability to the gross liability for unpaid losses and loss adjustment expense.

	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
As Originally Estimated:
Net liability shown above	$431	$559	$675	$767	$725	$726	$759	$786	$821	$811	$804
Add reinsurance recoverables	7	11	7	5	12	16	26	54	26	50	44

Gross liability	$438	$570	$682	$772	$737	$742	$785	$840	$847	$861	$848

As re-estimated at December 31, 2002:
Net liability shown above	$399	$543	$711	$793	$745	$693	$678	$719	$829	$824
Add reinsurance recoverables	12	16	7	6	17	22	26	29	26	51

Gross liability	$411	$559	$718	$799	$762	$715	$704	$748	$855	$875	N/A

Gross cumulative deficiency (redundancy)	(6.1)%	(2.0)%	5.3%	3.5%	3.4%	(3.7)%	(10.4)%	(10.9)%	1.0%	1.6%	N/A

The table does not present accident or policy year development data. Furthermore, in evaluating the re-estimated liability and cumulative deficiency (redundancy), it should be noted that each percentage includes the effects of changes in amounts for prior periods. Conditions and trends that have affected development of the liability in the past may not necessarily exist in the future. Accordingly, it may not be appropriate to extrapolate future redundancies or deficiencies based on this table.

The following table provides an analysis of changes in the liability for losses and loss adjustment expenses, net of reinsurance (and grossed up), for the AFG Personal segment for the three years ended December 31, 2000, 2001 and 2002 on a GAAP basis (in millions). Similar tables for Infinity and the Assumed Agency Business are contained in their respective audited financial statements included elsewhere in this prospectus.

	Year Ended December 31,
	2002	2001	2000
Balance at beginning of period	$811	$821	$786
Provision for losses and LAE occurring in the current year	740	981	1,103
Net increase (decrease) in provision for claims of prior years	13	(11)	(42)

Total losses and LAE incurred	753	970	1,061
Payments for losses and LAE of:
Current year	(351)	(551)	(637)
Prior years	(409)	(429)	(389)

Total payments	(760)	(980)	(1,026)

Balance at end of period	$804	$811	$821

Add back reinsurance recoverables	44	50	26

Gross unpaid losses and LAE included in the Balance Sheet	$848	$861	$847

MANAGEMENT

Executive Officers, Directors and Key Employees

Our executive officers, directors and other key employees are as follows:

Name	Age(1)	Position
James R. Gober	52	Chief Executive Officer, President and Director
John R. Miner	43	Executive Vice President
Samuel J. Simon	46	Senior Vice President, General Counsel and Secretary
Roger Smith	43	Senior Vice President and Chief Financial Officer
Joseph A. Pietrangelo	38	Senior Vice President
Carl H. Lindner III	49	Chairman of the Board
Jorge G. Castro (2)	46	Director
Keith A. Jensen	52	Director
Gregory G. Joseph(2)(3)(4)	41	Director
Harold E. Layman(3)(4)	56	Director
Gregory C. Thomas(2)(3)(4)	56	Director

(1)	As of September 30, 2003.
(2)	Member of the Audit Committee. Mr. Thomas serves as Chairman of the Audit Committee.
(3)	Member of Compensation Committee. Mr. Layman serves as Chairman of the Compensation Committee.
(4)	Member of the Nominating/Governance Committee. Mr. Joseph serves as Chairman of the Nominating/ Governance Committee.

James R. Gober was elected our Chief Executive Officer and President and a director in November 2002. Mr. Gober had served in various capacities with our companies since 1978, including Director and President of Infinity Insurance Company and subsidiaries, and as Director, President and Chief Executive Officer of each of the companies comprising the NSA Group. Since 1991, Mr. Gober had been the principal operating officer for some or all of the companies within the NSA Group.

John R. Miner was elected our Executive Vice President in September 2002. Mr. Miner had served in various capacities with Great American since 1988, including President of Great American’s personal lines division and Director and Senior Vice President of Great American.

Samuel J. Simon was elected our Secretary in September 2002 and our Senior Vice President and General Counsel in December 2002. Since October 1996, Mr. Simon had served as Assistant General Counsel of AFG. From 1993 to October 1996, Mr. Simon was Senior Vice President and General Counsel of Citicasters Inc., a public company that was engaged primarily in the ownership and operation of television and radio stations. Citicasters was formerly an affiliate of AFG.

Roger Smith was elected our Senior Vice President and Chief Financial Officer in September 2002. Mr. Smith had served in various capacities with Great American Insurance Company since 1987 including Controller and Vice President of Great American Insurance Company and as Vice President with responsibilities for Corporate Development.

Joseph A. Pietrangelo was elected our Senior Vice President in September 2002. Mr. Pietrangelo had served in various capacities with our companies since 1999, including Senior Vice President — Claims for the NSA Group and Great American’s personal lines. From 1997 to 1999, Mr. Pietrangelo was with Zurich/Farmers Personal Insurance, and for ten years prior to such time, Mr. Pietrangelo served in various capacities with The Progressive Corporation.

Carl H. Lindner III was elected Chairman of the Board in September 2002. For more than five years, Mr. Lindner has served as Co-President and a director of AFG. For over ten years, Mr. Lindner has been principally responsible for AFG’s property and casualty insurance operations. Mr. Lindner is also a director of American Financial Corporation. Carl H. Lindner III is the son of Carl H. Lindner, who serves as Chairman of the Board of AFG and Great American Financial Resources, Inc. (a public company controlled by AFG) as well as Chief Executive Officer of AFG. Carl H. Lindner III is also the brother of S. Craig Lindner, a director and executive officer of AFG.

Jorge G. Castro was elected a director in August 2003. Mr. Castro has served as Vice Chairman and Chief Operating Officer of Valenzuela Capital Partners, LLC, a private equity investment firm, for over five years. Mr. Castro presently serves as a director of the Metropolitan Water District of Southern California, and on the Board of Directors for the New American Alliance, an organization of the nation’s most prominent Latino business leaders.

Keith A. Jensen was elected a director in September 2002. Mr. Jensen has served as a Senior Vice President of AFG since February 1999. He served as a Senior Vice President of Great American Financial Resources from February 1997 until he was named Executive Vice President of that company in May 1999.

Gregory G. Joseph was elected a director in February 2003. Mr. Joseph is, and has been for over 10 years, a principal executive officer and attorney for a number of family-owned, Cincinnati-based automotive dealerships. From 1987 through 1990, Mr. Joseph was in the private practice of law. He also serves on the advisory board to Xavier University, Cincinnati, Ohio, and has served as President of the Greater Cincinnati Auto Dealers Association.

Harold E. Layman was elected a director in August 2003. Mr. Layman served as President and Chief Executive Officers of Blount International, Inc., and in several other executive capacities with the New York Stock Exchange – listed worldwide manufacturing company until his retirement in 2002. He remains a director of Blount International and serves on the boards of directors of Graftech International, Ltd., Grant Prideco, Inc., a manufacturer of oilfield drill pipe and other drill stem and related products, and Von Hoffmann Holdings, Inc., a private equity firm.

Gregory C. Thomas was elected a director in February 2003. Mr. Thomas is currently retired after serving, from May 1990 through September 1996, as Executive Vice President and Chief Financial Officer of Citicasters Inc., a public company that was engaged primarily in the ownership and operation of television and radio stations. Prior to such time, Mr. Thomas served in several capacities with Taft Broadcasting Company and as a certified public accountant with Peat Marwick (now KMPG Peat Marwick). From November 2000 to March 2002, Mr. Thomas served as a director, chairman of the audit committee and a member of the compensation committee of Chiquita Brands International, Inc., a leading international marketer, producer and distributor of quality fresh fruits and vegetables and processed foods. Both Citicasters and Chiquita were formerly affiliates of AFG.

Carl H. Lindner III and Keith A. Jensen have informed us that they will resign as directors upon the successful completion of this offering. Our board of directors has elected Mr. Gober to succeed Mr. Lindner as our Chairman, and has elected Samuel J. Simon and Roger Smith to fill the vacancies created by Mr. Lindner’s and Mr. Jensen’s resignations. Our board has also taken action to increase by one the size of the board and determined to fill the new position with an independent director. The nominating committee is currently considering candidates to fill this position.

Board Of Directors

Our directors are divided into two classes and serve for staggered two-year terms. Our Class I directors, whose terms expire in 2004, are James R. Gober, Gregory G. Joseph and Harold E. Layman. Our Class II directors, whose terms expire in 2005, are Keith A. Jensen, Jorge G. Castro, Carl H. Lindner III and Gregory C. Thomas.

Board Committees

We have an audit committee, a compensation committee and a nominating/governance committee, all of which consist exclusively of members who qualify as independent directors under the applicable requirements of the Nasdaq Stock Market, Inc. The audit committee is responsible for selecting our independent accountants, reviews the results and scope of the independent accountants’ audit and the services provided by them and reviews and evaluates our audit and control functions. The compensation committee administers our stock plans and makes recommendations concerning salaries and incentive compensation for our employees and establishes the compensation of our executive officers. The nominating/governance committee selects the director nominees to stand for election at annual meetings of shareholders and develops and recommends to the board a set of corporate governance principles for the company.

Director Compensation

Our Regulations provide that, at the discretion of the board of directors, the directors may be paid their expenses, if any, at each meeting of the board of directors and may be paid a fixed sum for attendance at each meeting of the board of directors or a stated salary as a director. At the discretion of the board, members of special or standing committees may be allowed like compensation for attending committee meetings.

Non-management directors each receive an annual retainer of $25,000 per year, and each chairman of a board committee receives an additional $5,000 retainer. We pay an attendance fee of $1,500 for each board and committee meeting attended by a non-employee director and grant options to purchase 2,500 shares of our common stock per year. Each non-employee director has received his grant of options to purchase 2,500 shares of our common stock for 2003. Neither Messrs. Lindner nor Jensen have received compensation for their service on our board.

Executive Compensation

Prior to the initial public offering of our common stock, none of our officers received compensation from us. The compensation committee of our board of directors is responsible for fixing the salaries and other compensation and benefits of all of our officers.

The following table sets forth information with respect to compensation earned by our Chief Executive Officer and by our four other executive officers for the fiscal years ended December 31, 2002 and 2001. All of the compensation discussed below was paid by AFG or subsidiaries of AFG.

Summary Compensation Table

		Annual Compensation						Long-term Compensation
Name and Position	Year	Salary		Bonus		Other Annual Compensation(1)		LTIP Payouts(2)		All Other Compensation(3)
James R. Gober Chief Executive Officer and President	2002 2001	$ $	385,096 362,020	$ $	250,000 162,500	$ $	9,571 10,182	$ $	352,850 208,725	$ $	29,000 28,400

Samuel J. Simon Senior Vice President and General Counsel	2002 2001	$ $	300,000 300,000	$ $	35,000 20,000	$ $	990 1,350		0 0	$ $	20,750 19,400

John R. Miner Executive Vice President	2002 2001	$ $	389,428 383,334	$ $	91,732 171,407	$ $	3,065 8,683		$196,350 0	$ $	28,058 28,400

Roger Smith Senior Vice President and Chief Financial Officer	2002 2001	$ $	182,520 177,802	$ $	37,400 20,000	$ $	2,194 750		$0 9,804	$ $	15,374 13,290

Joseph A. Pietrangelo Senior Vice President	2002 2001	$ $	205,961 180,000	$ $	50,000 60,000	$ $	400 330		0 0	$ $	14,996 15,400

(1)	Consists of automobile allowance and insurance premiums.
(2)	Executives and other key employees of AFG insurance subsidiaries participate in long-term incentive plans which reward profitable results for individual business units based on targeted objectives for the unit tied to long-term profitability. The plans generally measure cumulative underwriting profit for the business unit over five years. Payment of earned amounts is generally made over a three year period following the term of the plan.
(3)	Consists of retirement plan contributions but excludes options granted under AFG’s stock option plan which immediately vested and remain exercisable by the executives for a period of three years following completion of the initial public offering of our common stock. See “Certain Arrangements and Relationships Between Our Company and AFG — Formation and Separation.”

AFG Option Grants in Last Fiscal Year

The following table shows 2002 grants to our named executive officers of options to purchase AFG common stock:

Name	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in Fiscal 2002	Exercise Price ($/Per Share)	Expiration Date
James R. Gober	17,500	1.7	25.78	2/22/12
John R. Miner	17,500	1.7	25.78	2/22/12
Samuel J. Simon	7,000	0.7	25.78	2/22/12
Roger Smith	7,500	0.7	25.78	2/22/12
Joseph A. Pietrangelo	5,000	0.5	25.78	2/22/12

Option Exercises Table

The following table shows the total number of shares underlying options for AFG common stock exercised in 2002 and the value at December 31, 2002 of outstanding options for AFG common stock held by our named executive officers. All options to purchase AFG common stock held by our employees upon completion of the offering immediately vested and remain exercisable for a period of three years.

	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at FY-End	Value of Unexercised In-the-Money Options at FY-End
Name			Exercisable/Unexercisable	Exercisable/Unexercisable
James R. Gober	5,455	13,011	37,500/40,000	$39,300/$58,950
John R. Miner	—	—	48,500/39,500	$39,300/$58,950
Samuel J. Simon	1,000	9,725	13,200/16,500	$9,870/$19,650
Roger Smith	—	—	13,200/15,800	$14,464/$21,696
Joseph A. Pietrangelo	—	—	2,000/7,000	$2,656/$3,984

Agreements with Executives

We entered into a two year employment agreement with James R. Gober in December 2002. The term of this agreement has been extended to December 24, 2005. Under the agreement, Mr. Gober is primarily responsible for overseeing our business strategy and has other duties commensurate with his position as our Chief Executive Officer. The agreement provides for a base salary of at least $550,000 and a bonus opportunity under a bonus plan determined by the compensation committee of our board of directors and based on considerations of our reported earnings per share and the underwriting profitability of our insurance subsidiaries. Such plan must include an annual base bonus target of at least $500,000.

If Mr. Gober’s employment is terminated other than for cause, the agreement provides that Mr. Gober will receive payment of earned but unpaid salary and bonus amounts accrued through the date of termination, continued payment of his most recent salary for a period of 24 months from the date of termination, payment in a lump sum of two times his target annual bonus then in effect, payment of accrued but unused vacation time, reimbursement of business expenses, 100% vesting of any stock options and restricted shares which have been granted to Mr. Gober within three years of the termination date and payment of Mr. Gober’s life insurance, medical and dental benefits for a period of 24 months after termination. Mr. Gober has agreed not to compete with us or solicit our employees for a period of 24 months following certain events of termination.

We have an agreement with Mr. Miner that provides that if at any time before February 18, 2005 Mr. Miner is terminated as a result of a “change in control,” Mr. Miner will receive payment of earned but unpaid salary and bonus amounts accrued through the date of termination, a lump sum payment equal to 12 months of his base salary and his target annual bonus then in effect as of the date of termination, and 100% vesting of any stock options and restricted shares which have been granted to Mr. Miner. Termination as a result of a “change in control” is deemed to have occurred if Mr. Miner is terminated:

•	after a person or group (other than AFG) owns more than 40% of our voting stock; or

•	within one year after a merger, consolidation, liquidation or sale of assets or similar transactions involving us, if the individuals who are our directors immediately prior to such merger, consolidation, liquidation or sale of assets no longer constitute a majority of our board of directors; or

•	within one year after a tender offer or exchange offer for our voting securities if the individuals who are our directors immediately prior to the commencement of the tender or exchange offer no longer constitute a majority of our board of directors.

Stock Option Plan

We established the 2002 Stock Option Plan to enable us to attract and motivate our employees and to encourage the identification of their interests with those of our shareholders. The plan also provides for the grant of options to purchase shares by our non-employee directors. The plan provides for the grant of “incentive stock options” that are qualified under the Internal Revenue Code of 1986, as amended (the “Code”), and for the grant of nonqualified stock options.

The maximum number of shares of our common stock for which options may be granted under the plan is 2,000,000 (subject to antidilution provisions). Our compensation committee administers the plan. Each member of the committee is an “outside director,” as such term is defined under Regulation 1.162-27(e)(3) promulgated under the Code, and a “Non-Employee Director” as defined in Rule 16b-3(b) promulgated under the Securities Exchange Act of 1934.

Subject to specific limitations contained in the Plan, our board of directors has the ability to amend, suspend or terminate the plan at any time without shareholder approval. Unless earlier terminated, the plan may continue in effect until December 16, 2012.

Options generally expire ten years after the date of grant, though the committee can provide for a shorter term for a particular grant. Generally, subject to the discretion of the compensation committee, 20% of the shares underlying an option will become exercisable upon the first anniversary of the date of grant, and 20% become exercisable on each subsequent anniversary. Exercise prices for options granted under the plan may not be less than the fair market value on the date of grant. The compensation committee has broad discretion in determining the terms of the grant of awards under the plan, subject to the restrictions outlined above. Upon a change of control, as defined in the plan, all outstanding options will immediately vest in full and become exercisable.

Payment for shares purchased upon exercise of an option must be made in cash. The committee, however, may permit payment by delivery of shares of common stock already owned by the optionee having a fair market value equal to the cash option price of the shares, by assigning the proceeds of a sale or loan with respect to some or all of the shares being acquired (subject to applicable law), by a combination of the foregoing or by any other method.

Persons who receive options incur no federal income tax liability at the time of grant. Persons exercising nonqualified options recognize taxable income, and we have a tax deduction at the time of exercise to the extent of the difference between market price on the day of exercise and the exercise price. Persons exercising incentive stock options do not recognize taxable income until they sell the underlying common stock. Sales within two years of the date of grant or one year of the date of exercise result in taxable income to the holder and a deduction for us, both measured by the difference between the market price at the time of sale and the exercise price. Sales after such period are treated as capital transactions to the holder, and we receive no deduction. The foregoing is only a summary of the federal income tax rules applicable to options granted under the plan and is not intended to be complete. In addition, this summary does not discuss the effect of the income or other tax laws of any state or foreign country in which a participant may reside.

Our board of directors approved the grant of options to purchase 415,180 shares of our common stock upon the consummation of the initial public offering of our common stock with an exercise price equal to $16.00, the initial public offering price of our common stock. Of the granted options, the executive officers named below were granted options to acquire the following number of shares. As of the date of this prospectus, none of the options set forth below were exercisable.

Name	Shares
James R. Gober	101,500
John R. Miner	40,600
Samuel J. Simon	36,540
Roger Smith	20,300
Joseph A. Pietrangelo	16,240

These options have terms of ten years and vest in five equal annual installments beginning on the first anniversary of the date of grant.

Restricted Stock Plan

We established the 2002 Restricted Stock Plan to enable us to attract and retain our employees and employees of our subsidiaries and to encourage the identification of their interests with those of our shareholders.

The maximum number of shares of our common stock which may be awarded under the plan is 500,000 (subject to antidilution provisions). If any employee who has been awarded restricted stock under the plan forfeits his or her interest in any shares, such shares shall again be available for distribution in connection with future awards under the plan. Our compensation committee administers the plan. Each member of the committee is a “Non-Employee Director” as defined in Rule 16b-3(b) promulgated under the Securities Exchange Act of 1934.

Subject to specific limitations contained in the plan, our board of directors has the ability to amend, suspend or discontinue the plan at any time without shareholder approval. Unless earlier terminated, the plan may continue in effect until December 16, 2012.

The plan provides for the awarding of shares of our common stock to our employees and restricting that recipient’s rights of transfer of the shares until the award vests. Under the plan, one-third of the shares subject to a restricted stock award vest on each of the first three anniversaries of the date of the grant of the award. During that restricted period, those shares are subject to substantial risk of forfeiture. To the extent the recipient forfeits his or her interest in the stock, he or she will have no rights in the shares forfeited. A holder of restricted stock under the plan will be entitled to vote and to receive dividends or other distributions on the shares regardless of whether the shares have vested.

Employees receiving restricted stock will receive a certificate for all shares covered by the award at the time of grant. Shares issued will contain a restrictive legend to prevent the transfer of unvested shares. When the restrictions have lapsed, the holder of the restricted stock may exchange his or her certificate for a certificate that does not contain the restrictive legend. If the restrictions are not complied with, the restricted stock will be forfeited. The restricted stock may not be sold, assigned, pledged, hypothecated or otherwise disposed of.

The restrictions on the restricted shares will lapse:

•	30 days prior to the consummation of a change of control, which is defined as a person or group owning more than 40% of our voting stock and a greater percentage than AFG;

•	if, within two years after a merger, consolidation, liquidation or sale of assets or similar transactions involving us, the individuals who are our directors immediately prior to such merger, consolidation, liquidation or sale of assets no longer constitute a majority of our board of directors; or

•	if, within two years after a tender offer or exchange offer for our voting securities, the individuals who are our directors immediately prior to the commencement of the tender or exchange offer no longer constitute a majority of our board of directors.

The award of restricted stock under the plan will not result in any taxable income to the recipient at the time of the award, unless the recipient so elects. Unless the recipient elects to recognize the income at the time of the award, the recipient will recognize income for tax purposes at the time the restrictions on the restricted stock lapse. The amount of income to be recognized by the employee is the fair market value of our common stock at the time the restrictions lapse or at the time of the award, if the recipient has elected to recognize the income at that time. We are entitled to take appropriate measures to withhold from the restricted stock which become free of plan restrictions or to otherwise obtain from the recipient sufficient sums for the amount we deem necessary to satisfy any applicable tax withholding obligations or to make other appropriate arrangements with recipients to satisfy such obligations. Any dividends received by a recipient as a result of restricted stock will be treated as ordinary earned income, until such time as the restrictions lapse and as dividend income after the restrictions have lapsed. The amount of income included in the recipient’s taxable earned income, resulting from the award of restricted stock and the lapsing of the restrictions, will (subject to the $1 million annual limitation of Section 162(m) of the Code) measure the amount of the deduction to which we are entitled.

The tax basis of a recipient in the restricted stock awarded under the plan will be the fair market value of the restricted stock at the time the restrictions lapse or at the time of the award, if the employee elected to recognize the income at such time.

We awarded restricted shares under the plan to the following executives:

Name	Restricted Shares
James R. Gober	62,500
John R. Miner	25,000
Samuel J. Simon	21,875
Roger Smith	15,625
Joseph A. Pietrangelo	9,375

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth certain information, as of September 30, 2003, regarding the beneficial ownership of our common stock by:

•	each person that owns beneficially more than 5% of the outstanding shares of our common stock;

•	each director, director nominee and executive officer; and

•	all of our directors, director nominees and executive officers as a group.

Each holder listed below has sole investment and voting power with respect to the shares of common stock beneficially owned by the holder.

	Before Offering				After Offering
Name	No. of Shares		Percent		No. of Shares		Percent
American Financial Group, Inc. (1) One East Fourth Street Cincinnati, Ohio 45202	7,850,465		38%		0		—%
James R. Gober	68,750	(2)		*	68,750	(2)		*
John R. Miner	26,875	(2)		*	26,875	(2)		*
Samuel J. Simon	25,000	(2)		*	25,000	(2)		*
Roger Smith	16,875	(2)		*	16,875	(2)		*
Joseph A. Pietrangelo	9,375	(2)		*	9,375	(2)		*
Carl H. Lindner III (3)	0		—		0		—
Jorge G. Castro	2,500	(4)		*	2,500	(4)		*
Keith A. Jensen(3)	0		—		0		—
Gregory G. Joseph	4,700	(4)		*	4,700	(4)		*
Harold E. Layman	2,500	(4)		*	2,500	(4)		*
Gregory C. Thomas	2,500	(4)		*	2,500	(4)		*
All directors and executive officers as a group (11 persons)	146,875			*	146,875			*

*	Less than 1%.
(1)	American Premier Underwriters, Inc., a wholly-owned subsidiary of AFG, directly owns the shares of common stock.
(2)	Includes shares awarded under the restricted plan.
(3)	Carl H. Lindner III and Keith A. Jensen disclaim beneficial ownership of the common stock beneficially owned by AFG.
(4)	Includes outstanding exercisable stock options for the purchase of 2,500 shares of common stock.

CERTAIN ARRANGEMENTS AND RELATIONSHIPS

BETWEEN OUR COMPANY AND AFG

In connection with the initial public offering of our common stock, we entered into a number of agreements with AFG. The terms of these agreements, as described below, were negotiated by us and AFG prior to the initial public offering of our common stock. Our board of directors, as constituted at the time, approved the terms of these agreements. The agreements were not reviewed or approved by the independent directors who joined our board upon or after the completion of the initial public offering. We believe that the terms of these agreements are comparable to or more favorable than those that we could have obtained from independent third parties.

Formation and Separation

The formation and separation agreement with AFG sets forth the terms of our organization and certain relationships with AFG. Pursuant to the agreement, AFG transferred to us all of the issued and outstanding common stock of the following personal auto insurance subsidiaries and their respective subsidiaries (excluding Leader National Agency of Texas, Inc. and two foreign subsidiaries): Atlanta Casualty Company, Leader Insurance Company, Infinity Insurance Company and Windsor Insurance Company. In exchange, we issued to AFG all of our issued and outstanding common stock and a term note payable in the amount of $55 million. The promissory note was repaid in July 2003 with proceeds from our term loan. In addition, pursuant to a reinsurance agreement described below, effective January 1, 2003, AFG transferred to us substantially all of the personal lines insurance business written by Great American and its subsidiaries through independent agents. Under the agreement, we received investment securities with a market value equal to approximately $125.3 million (the “Transferred Investments”).

The formation and separation agreement also required that we and AFG enter into certain other agreements, including the reinsurance agreement referred to above, a registration rights agreement, an investment advisory agreement, several services agreements, a non-competition agreement, a tax allocation indemnification agreement, a license agreement and other agreements, each as described below. Further, under the agreement, in the event we incur certain losses which arise from the operation of the NSA Group or the Assumed Agency Business prior to the completion of the initial public offering of our common stock, AFG agreed to indemnify us for 60% of the first $25 million of losses which are in excess of a $13.2 million threshold. Losses covered by this indemnification would include, among others, those arising from claims for failure to settle within a policy limit or bad faith claims, and certain other obligations for which reserves have not been established; provided, however, that a loss shall not be subject to indemnification unless such loss equals or exceeds $200,000. As of the date of this prospectus, we have not made any payments that are currently subject to indemnification.

Reinsurance

Effective January 1, 2003, we acquired by reinsurance, substantially all of the independent agency produced personal lines insurance written by AFG’s principal property and casualty insurance subsidiary, Great American. In addition, we acquired all personal lines insurance assumed by Great American under a pooling agreement among Great American and its affiliated insurance companies. Great American’s personal lines insurance consists primarily of personal auto insurance for standard and preferred drivers but also includes other personal lines business such as homeowners, umbrella liability and boat owners.

As the reinsurer, we assumed all obligations, liabilities and rights with respect to the acquired personal lines insurance, including extracontractual and other non-claims obligations related to the acquired personal lines business. Great American has, however, for a two-year period, retained all assigned risk assessments regarding insurance written in New Jersey and all assigned risk assessments regarding insurance written in New York before January 1, 2003. In consideration for our assumption of such obligations and liabilities, on January 1, 2003, Great American transferred to us assets (primarily securities) in an amount equal to $125.3 million, which represented Great American’s net insurance liabilities on such personal lines agency business, as reflected in the statement of the assets and liabilities of the acquired personal lines insurance business as of December 31, 2002. Substantially all of the securities transferred to us were investment grade fixed income securities.

Under the agreement, we have the right for three years to cause Great American to continue writing personal lines insurance in compliance with its form and rate filings then in effect. We are obligated to fully reinsure any such personal lines insurance policies issued or renewed by Great American during such time period. In addition, we are obligated to pay to Great American a ceding commission equal to Great American’s cost of renewing or issuing such business as well as a fronting fee on such business, which is initially equal to four-tenths of one percent of gross premiums received. Pursuant to the terms of this agreement, because following the completion of this offering we will no longer be an affiliate of AFG, the fronting fee will be increased after the completion of this offering in an amount sufficient to fully compensate Great American for the amount of any increased Standard & Poor’s capital charge for unaffiliated companies reinsurance. In consideration for providing such reinsurance, we receive all net premiums received by Great American or its affiliates on such renewals or new business.

Registration Rights

Under the registration rights agreement, beginning six months after the completion of the initial public offering of our common stock, AFG has the right to require us, subject to specified exceptions, on one occasion, to register under the Securities Act of 1933, shares of our common stock owned by AFG and its affiliates for sale in a public offering. The shares that AFG and its affiliates intend to sell must have an expected aggregate price to the public of at least $5 million. The shares being sold in this offering consist of all remaining shares owned by AFG. The registration statement, of which this prospectus is a part, has been filed under the demand registration rights granted to AFG under the registration rights agreement.

The registration rights agreement also requires us to file with the SEC no later than the first anniversary of the completion of the initial public offering of our common stock and cause to become effective no later than 90 days thereafter a registration statement relating to an offer to sell all shares of common stock then owned by AFG. We are not required to file this registration statement if, as of the first anniversary of the completion of the initial public offering of our common stock, AFG is no longer the beneficial owner of at least 9.9% of our outstanding common stock. We have agreed to keep this registration statement effective for up to 36 months, unless we earlier deliver an opinion of our counsel to AFG that AFG can sell the shares it continues to own without registration and without any limitations as to volume under Rule 144 promulgated under the Securities Act of 1933.

If we propose to file a registration statement covering shares of our common stock (other than a registration statement with respect to our benefit plans or with respect to a business combination), AFG will have the right to include shares of common stock held by it or its affiliates in the registration, on a second-priority basis to the shares that we are including in the registration but in priority to any other shareholder who then has registration rights. If another shareholder demands a registration, AFG will have the right to include shares of common stock held by it or its affiliates in the registration in priority to both the demanding shareholder and us.

We have agreed to pay all reasonable costs and expenses in connection with each such registration except underwriting discounts and commissions applicable to any shares of common stock sold by AFG. This agreement contains customary terms and provisions with respect to, among other things, registration procedures and rights to indemnification in connection with the registration of the common stock on behalf of AFG.

Investment Advisory

AFG, through its wholly-owned subsidiary, American Money Management Corporation, provides investment advisory service to us for the five year period following completion of the initial public offering of our common stock at a fee of 17/100s of one percent of managed assets. The investment services it furnishes must be in accordance with general investment policies, objectives, directions and guidelines established from time to time by our board of directors or an appropriate committee of the board. For services rendered to our subsidiaries in the nine month period ended September 30, 2003 and the years 2002, 2001 and 2000, American Money Management charged the NSA Group and/or us $1.4 million, $1.8 million, $2.0 million and $2.0 million, respectively.

Tax Allocation

Before the initial public offering of our common stock, we were parties to a Tax Allocation Agreement with certain AFG affiliates that provided for the filing of consolidated federal income tax returns and the allocation of income tax liability among various AFG subsidiaries as a Consolidated Tax Group. As a result of the completion of the initial public offering, we are no longer a members of the Consolidated Tax Group for federal income tax purposes. In the event any tax issues arise under the Tax Allocation Agreement with respect to periods during which we were a member of the Consolidated Tax Group, we have entered into a tax allocation indemnification agreement pursuant to which we agreed to indemnify the Consolidated Tax Group for liabilities that are allocated to the NSA Group for periods prior to the initial public offering, and that the Consolidated Tax Group agreed to indemnify us for tax liabilities that are allocated to other members of the Consolidated Tax Group for periods prior to the initial public offering. The amount of tax allocated for such periods is generally equal to the federal income tax that would have been payable by us during such periods if the NSA Group had filed separate returns based upon income computed in accordance with generally accepted accounting principles. Under the tax laws, each member of the Consolidated Tax Group is severally liable for the federal income tax liability of each other member of the Consolidated Tax Group. Accordingly, with respect to periods in which we have been included in the Consolidated Tax Group, we could be liable for any federal tax liability incurred, but not discharged, by any other member of the Consolidated Tax Group. As discussed above, the other members of the Consolidated Tax Group will indemnify us for that liability. Taxes allocated to the NSA Group for the years 2002, 2001 and 2000 were $25.1 million, $6.1 million, and $26.4 million, respectively.

Other Services

We entered into a services agreement for the provision by AFG to us of certain facility sharing, information systems and corporate staff services, including human resources, risk management, legal, financial reporting and other existing shared services. The term for the provision of each service may vary depending on our needs. Some services have been phased out following the completion of the initial public offering of our common stock while others may continue for up to a three year term. We continue to develop our own internal capabilities in order to reduce and eventually eliminate our reliance on AFG for such services. We pay AFG for these services fees as specified in the services agreement. On each anniversary of the services agreement the fees for certain services may be adjusted based on the consumer price index. For 2002, 2001 and 2000, we estimate that fees allocated to our insurance operations were $11 million each year. For the nine months ended September 30, 2003, fees paid to AFG for these services were $5.6 million.

Non-Competition

We entered into a non-competition agreement with AFG pursuant to which for the period of five years following completion of the initial public offering of our common stock, AFG shall not, and shall not permit its subsidiaries to,

•	offer, issue or sell, directly or indirectly within the United States, personal automobile insurance written through independent agents; or

•	employ, offer to employ or solicit with a view to employment any person employed by us whose annual base salary exceeds $50,000.

The non-competition agreement is not binding upon a subsidiary or a controlling shareholder of AFG after the time such subsidiary or controlling shareholder ceases to be a subsidiary or controlling shareholder of AFG and does not apply to any person which becomes an affiliate of AFG after the closing of the initial public offering of our common stock (other than a subsidiary of AFG), including any person that acquires all or substantially all of the capital stock or assets of AFG. However, the agreement is binding upon any person who has a controlling interest in AFG upon completion of the initial public offering of our common stock until the time such person ceases to have a controlling interest in AFG.

Notwithstanding the foregoing, AFG is not prohibited from

•	engaging in any line of business in which it is engaged at the completion of the initial public offering of our common stock; or

•	acquiring an interest in any person engaged in any line of business except for acquisitions of controlling interests, whether in a single transaction or series of transactions, in any subsidiary or entities with, in the aggregate, $100,000,000 or more in gross annual written premiums or, with respect to one person, 50% or more of its gross revenues, attributable to writing personal automobile insurance, which we refer to as a permitted acquiree. AFG may acquire a controlling interest in a person which is not a permitted acquiree, if AFG promptly divests the personal automobile insurance operations of such subsidiary.

Intercompany Securities Transactions

The NSA Group purchased and sold securities at fair value in transactions with AFG subsidiaries and also transferred securities to its parent in the form of capital distributions and received securities from its parent as capital contributions. For a further description of these securities transactions, see Note K to the our financial statements.

Trademark License

We entered into a trademark license agreement with Great American. Under this agreement, we acquired rights to use certain trademarks and service marks of Great American in connection with our business. Under the license agreement, we obtained a non-exclusive, royalty-free right to use the “Great American” name during the term of the Reinsurance Agreement principally in connection with the products and services of the Assumed Agency Business. We also obtained non-exclusive, royalty-free rights in perpetuity to use certain other trademarks and service marks of Great American that relate to our business. These licensed marks will remain the property of Great American and may continue to be used by Great American. Our rights to the marks are subject to certain notice, approval and quality control requirements, as well as other standard commercial terms. Under the license agreement, we agreed to indemnify Great American for any claims and losses that result from our use of the marks outside the scope of the license granted to us.

Miscellaneous

We provide certain management services to AFG with respect to Great American’s direct to consumer personal automobile insurance business at fees that reflect the agreed upon level of service and support to be provided. For the nine months ended September 30, 2003, fees incurred by AFG for these services were approximately $7 million.

We lease property located in Cincinnati, Ohio from Great American and also sublease property currently leased by Great American in Cincinnati, Ohio and Windsor, Connecticut. The subleases remain effective through at least the current term of the existing lease. The lease payments made to Great American under any sublease are determined on a cost-sharing basis calculated by the percentage of space, if any, retained by Great American and are secured by the assets of the subtenant. Lease payments allocated for space occupied by the Assumed Agency Business were $1.1 million, $1.1 million and $1.2 million, respectively, for the years 2002, 2001 and 2000. Infinity has incurred $1.0 million for lease payments to AFG for the nine month period ended September 30, 2003.

We are a party to two quota share reinsurance agreements with an AFG subsidiary under which we reinsure the subsidiary’s liabilities with respect to certain policies of personal automobile insurance. The agreements allow us to write personal lines insurance in certain states on the subsidiary’s form and rate filings then in effect. These agreements may be terminated by either party upon 90 days written notice.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 50,000,000 shares of common stock, without par value, and 10,000,000 shares of preferred stock, without par value. The following description is a summary and is qualified in its entirety by the provisions of our Articles of Incorporation and Regulations and by provisions of Ohio law.

Common Stock

Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Shareholders have the right to cumulate their votes in the election of directors. Our Articles of Incorporation provides that our board of directors must be divided into two classes of directors (each class containing approximately one-half of the total number of directors) serving staggered two-year terms. As a result, approximately one-half of our board of directors will be elected each year. The Class I and Class II directors consist of three and four directors, respectively, with terms expiring in 2004 and 2005, respectively.

Holders of common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred shares.

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred shares having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution.

Holders of common stock do not have preemptive, subscription, redemption or conversion rights.

Preferred Stock

Our Articles of Incorporation authorize our board of directors to designate and issue, from time to time, preferred shares in one or more series. Our board of directors is authorized, to the extent permitted by applicable law, to fix and determine the relative rights and preferences of the shares of any series so established with respect to, among other things, dividend or distribution rights, the dates of payments of dividends or distributions and the dates from which they are cumulative, liquidation price, redemption rights and price, sinking fund requirements, conversion or exchange rights and certain other terms of the preferred shares. Because the rights and preferences set by the board of directors for a series of preferred shares could be superior to the rights and preferences of the common stock, the issuance of such series could adversely affect the rights of the holders of common stock. As of the date of this prospectus, our board of directors had not authorized or issued any series of preferred shares and has no plans, agreements or understandings for such authorization or issuance.

While issuance of preferred shares could provide us with needed flexibility in connection with possible acquisitions and other corporate purposes, such issuance also could make it more difficult for a prospective acquiror to acquire a majority of our outstanding voting shares and could discourage an attempt to gain control of our voting shares. Such issuance also could adversely affect the market price of our common stock.

Exemption from Certain Provisions of Ohio Law Concerning Takeovers

Ohio, the state of our incorporation, has enacted Ohio Revised Code Section 1701.831, the so-called “control share acquisition” statute. The statute specifies that, unless a corporation’s articles of incorporation or regulations otherwise provide, any person acquiring shares of an “issuing public corporation” in any of the following three ownership ranges must seek and obtain shareholder approval of the acquisition transaction that first establishes such ownership within each such range: (1) 20% or more but less than 33 1/3%, (2) 33 1/3% or more but less than 50% and (3) more than 50%. We are an “issuing public corporation” for purposes of the statute, but our Articles exempt us from the statute’s application.

Ohio also has enacted Ohio Revised Code Chapter 1704, the so-called “merger moratorium” statute. The statute specifies that, unless a corporation’s articles of incorporation or regulations otherwise provide, an “issuing public corporation” may not engage in a “Chapter 1704 transaction” for three years following the date a person acquires more than 10% of the voting power in the election of directors of the “issuing public corporation,” unless the “Chapter 1704 transaction” is approved by the corporation’s board of directors prior to such acquisition. A person who acquires such voting power is an “interested shareholder,” and “Chapter 1704 transactions” involve a broad range of transactions, including mergers, consolidations, combinations, liquidations, recapitalizations and other transactions between an “issuing public corporation” and an “interested shareholder,” if such transactions involve 5% or more of the assets or shares of the “issuing public corporation” or 10% or more of its earning power. Chapter 1704 prohibits such transactions absent approval by disinterested shareholders or the transaction meeting certain statutorily defined fair price provisions. Our Articles exempt us from the application of Chapter 1704.

Transfer Agent and Registrar

We serve as the registrar and transfer agent for our common stock.

COMMON STOCK ELIGIBLE FOR FUTURE SALE

As of October 31, 2003 we had a total of 20,483,958 shares of common stock outstanding, all of which are freely tradable without restriction or further registration under the Securities Act by persons other than our “affiliates.” Under the Securities Act, an “affiliate” of a company is a person that directly or indirectly controls, is controlled by, or is in common control with that company. Shares held by affiliates are subject to the provisions of Rule 144 under the Securities Act.

In general, under Rule 144, a person (or persons whose shares are aggregated), including any person who may be deemed our affiliate, is entitled to sell within any three-month period, a number of restricted securities that does not exceed the greater of 1% of the then outstanding shares of common stock and the average weekly trading volume during the four calendar weeks preceding each such sale, provided that at least one year has elapsed since such shares were acquired from us or any affiliate of ours and certain manner of sale, notice requirements and requirements as to availability of current public information about us are satisfied. Any person who is deemed to be our affiliate must comply with the provisions of Rule 144 (other than the one-year holding period requirement) in order to sell shares of common stock which are not restricted securities (such as shares acquired by affiliates either in the offering or through purchases in the open market following the offering). In addition, under Rule 144(k), a person who is not our affiliate, and who has not been our affiliate at any time during the 90 days preceding any sale, is entitled to sell such shares without regard to the foregoing limitations, provided that at least two years have elapsed since the shares were acquired from us or any affiliate of ours.

No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock.

Our executive officers and directors have agreed to certain restrictions on sales of our common stock as described in “Underwriting.”

FEDERAL INCOME AND ESTATE TAX

CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a description of the material United States federal income and estate tax consequences of the ownership and disposition of our common stock by non-U.S. holders. As used herein, “non-U.S. holder” means any person or entity that holds our common stock, other than:

•	an individual citizen or resident of the U.S.;

•	a corporation or partnership created or organized in or under the laws of the U.S., or of any state of the U.S. or the District of Columbia, other than any partnership treated as foreign under U.S. Treasury Regulations;

•	an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•	(1) a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and if one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) a trust which has made an election to be treated as a United States person.

The summary is based on provisions of the Internal Revenue Code, existing, temporary and proposed U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations of each, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis. We assume in the summary that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally property held for investment). This summary is for general information only. It does not address aspects of U.S. federal taxation other than income and estate taxation. This summary does not discuss all the tax consequences that may be relevant to a non-U.S. holder in light of the holder’s particular circumstances, nor does it consider any specific facts or circumstances that may apply to a non-U.S. holder subject to special treatment under the U.S. federal income tax laws. In particular, this summary does not address the tax treatment of special classes of non-U.S. holders, such as banks, insurance companies, tax-exempt entities, financial institutions, broker-dealers, persons holding our common stock as part of a hedging or conversion transaction or as part of a “straddle,” or U.S. expatriates. In addition, this summary does not address any state, local, or foreign tax considerations that may be relevant to a non-U.S. holder’s decision to purchase shares of our common stock.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES, AS WELL AS OTHER U.S. FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES, AND THE NON-U.S. TAX CONSEQUENCES, TO THEM OF OWNING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

Income Tax

Dividends. If we pay dividends on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. income tax principles. To the extent those dividends exceed our current and accumulated earnings and profits, the dividends will constitute a return of capital and first reduce a holder’s basis, but not below zero, and then will be treated as gain from the sale of stock.

In general, dividends we pay to a non-U.S. holder will be subject to U.S. withholding tax at a 30% rate of the gross amount (or a lower rate prescribed by an applicable income tax treaty) unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if a treaty applies, are attributable to a permanent establishment of the non-U.S. holder within the United States.

Dividends effectively connected with such a U.S. trade or business, and, if a treaty applies, attributable to such a permanent establishment of a non-U.S. holder, generally will not be subject to U.S. withholding tax if the non-U.S. holder files certain forms, including Internal Revenue Service Form W-8ECI (or any successor form), with the payor of the dividend, and generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. A non-U.S. holder that is a corporation may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the repatriation or deemed repatriation from the U.S. of its “effectively connected earnings and profits,” subject to certain adjustments and exceptions. Under applicable Treasury Regulations a non-U.S. holder (including, in certain cases of non-U.S. holders that are entities, the owner or owners of such entities) will be required to satisfy certain certification requirements in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty.

Disposition Of Our Common Stock. Generally, non-U.S. holders will not be subject to U.S. federal income tax, or withholding thereof, in respect of gain recognized on a disposition of our common stock unless:

•	the gain is effectively connected with the holder’s conduct of a trade or business within the U.S., or if a tax treaty applies, is attributable to a permanent establishment or fixed base of the holder in the U.S.; in any such case gain will be subject to regular graduated U.S. income tax rates and the branch profits tax described above may also apply if the non-U.S. holder is a corporation;

•	in the case of a non-U.S. holder who is a non-resident alien individual and holds our common stock as a capital asset, the holder is present in the U.S. for 183 or more days in the taxable year of the sale and other conditions are met;

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes and certain other conditions are met; we do not believe we are or have been a United States real property holding corporation and do not expect to become one in the future; or

•	the holder is subject to tax pursuant to U.S. federal income tax provisions applicable to certain U.S. expatriates.

Estate Tax

If an individual non-U.S. holder owns, or is treated as owning, our common stock at the time of his or her death, such stock would generally be includable in the individual’s gross estate for U.S. federal estate tax purposes. In such case, our common stock may be subject to U.S. federal estate tax imposed on the estates of nonresident aliens, in the absence of a contrary provision contained in an applicable estate tax treaty.

Backup Withholding And Information Reporting

Generally, we must report annually to the IRS and to each non-U.S. holder the amount of dividends that we paid to a holder, and the amount of tax that we withhold on those dividends. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. This information may also be made available to the tax authorities of a country in which the non-U.S. holder resides or is established.

Dividends paid on our common stock to a non-U.S. holder will generally be subject to backup withholding tax at a 30% rate if the holder fails to establish an exemption or to furnish other information (which is generally provided by furnishing a properly executed IRS Form W-8BEN or any successor form).

Payments of proceeds from the sale of our common stock by a non-U.S. holder made to or through a U.S. office of a broker are generally subject to both information reporting and backup withholding tax unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes entitlement to an exemption (for example, that it is a corporation) and the broker has no actual knowledge to the contrary. Payments of proceeds from the sale of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to information reporting or backup withholding. However, payments made to or through certain non-U.S. offices, including the non-U.S. offices of a U.S. broker and foreign brokers with certain types of connections to the U.S. are generally subject to information reporting, but not backup withholding, unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes entitlement to an exemption.

Backup withholding is not an additional tax. A non-U.S. holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the IRS.

Non-U.S. holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situation, including the availability of and procedure for obtaining an exemption from backup withholding under current U.S. Treasury Regulations.

UNDERWRITING

The selling shareholder intends to offer the shares of common stock through the underwriters named below. Credit Suisse First Boston LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and UBS Securities LLC are acting as representatives of the underwriters named below. Subject to the terms and conditions described in the underwriting agreement among AFG, the selling shareholder, us and the underwriters, the selling shareholder has agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from the selling shareholder, the number of shares of common stock listed opposite their names below.

Underwriter	Number of Common Shares
Credit Suisse First Boston LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
UBS Securities LLC
Banc of America Securities LLC
Bear, Stearns & Co. Inc
Morgan Keegan & Company, Inc.

Total	7,850,465

The underwriters have agreed to purchase all of the shares of common stock sold under the underwriting agreement if any of these shares are purchased, other than those shares of common stock covered by the over-allotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

AFG, the selling shareholder and we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares of common stock, subject to prior sale, when, as and if issued and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares of common stock, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares of common stock to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $     per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $     per share to other dealers. After the commencement of this offering, the public offering price, concessions and discount may be changed.

The following table summarizes the compensation and estimated expenses we and the selling shareholder will pay:

	Per Share	Total
Underwriting Discounts and Commissions paid by the selling shareholder	$	$
Expenses payable by us	$	$
Underwriting Discounts and Commissions paid by us in connection with over-allotment option	$	$

Over-allotment Option

We have granted an option to the underwriters to purchase up to 1,177,569 additional shares of common stock at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to the conditions contained in the underwriting agreement, to purchase a number of additional shares of common stock proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives until 90 days after the date of this prospectus. However, during this 90-day period, we may grant options to purchase shares of our common stock under our stock option plan (so long as such options are not exercisable within the 90-day period), make the restricted stock awards described in this prospectus and issue shares upon the exercise of stock options outstanding on the date of this prospectus.

Our executive officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives until 90 days after the date of this prospectus.

Quotation on the Nasdaq National Market

Our common stock is quoted on the Nasdaq National Market under the symbol “IPCC.”

Price Stabilization and Short Positions

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the “Exchange Act”).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Posting of Prospectus

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Other Relationships

Certain of the underwriters and their respective affiliates have from time to time performed and in the future may perform various financial advisory, commercial banking and investment banking services for us, AFG and our respective affiliates in the ordinary course of business, for which they received or will receive customary fees.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholder prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us, the selling shareholder and the dealer from whom the purchase confirmation is received that

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, while still the owner of the shares, for rescission against us and the selling shareholder in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling shareholder. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling shareholder will have no liability. In the case of an action for damages, we and the selling shareholder will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling shareholder may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

Certain legal matters in connection with the offering will be passed upon for US by Keating, Muething & Klekamp, P.L.L. and for the underwriters by Dewey Ballantine LLP. Dewey Ballantine LLP will rely upon the opinion of Keating, Muething & Klekamp, P.L.L. as to matters governed by the laws of the State of Ohio.

EXPERTS

The financial statements and schedules of Infinity Property and Casualty Corporation and the Statements of Assets (excluding Investments) and Liabilities to be Transferred, Underwriting Gains and Losses and Underwriting Cash Flows and schedule of the Personal Lines Agency Business of Great American Insurance Company at December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports. We have included those financial statements and schedules in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We must file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents filed by us at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also be available over the internet at the SEC’s website at http://www.sec.gov. We provide annual reports to our shareholders that include financial information reported on by our independent public accountants and quarterly reports containing unaudited interim financial information for the first three fiscal quarters of each fiscal year.

We have filed a registration statement on Form S-1 with the SEC (File No. 333-            ) relating to this offering. This prospectus is a part of the registration statement and does not contain all of the information in the registration statement. Whenever a reference is made in this prospectus to one of our contracts or other documents, please be aware that the reference is not necessarily complete and that you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C. as well as through the SEC’s internet site.

REPORT OF INDEPENDENT AUDITORS

Board of Directors

Infinity Property and Casualty Corporation

We have audited the accompanying consolidated balance sheet of Infinity Property and Casualty Corporation and subsidiaries (the “Company”) as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in shareholder’s equity and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedules listed in the Index at Item 16(b). These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Infinity Property and Casualty Corporation at December 31, 2002 and 2001, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note B to the consolidated financial statements, in 2002, the Company implemented Statement of Financial Accounting Standards No. 142 which required a change in the method of accounting for goodwill.

ERNST & YOUNG LLP

Cincinnati, Ohio

March 18, 2003

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars In Thousands)

	December 31,
	2002	2001
Assets:
Investments:
Fixed maturities - at market (amortized cost - $917,104 and $1,079,747)	$955,576	$1,082,786
Equity securities - at market (cost - $19,136 and $43,166)	17,623	44,655

Total investments	973,199	1,127,441

Cash and cash equivalents	88,053	60,701
Accrued investment income	13,644	17,117
Agents’ balances and premiums receivable	188,109	219,589
Prepaid reinsurance premiums	91,924	95,918
Recoverables from reinsurers	34,826	39,079
Deferred policy acquisition costs	21,894	39,948
Receivable from affiliates	33,988	47,529
Prepaid expenses, deferred charges and other assets	29,241	42,769
Goodwill	70,322	70,322

	$1,545,200	$1,760,413

Liabilities and Capital:
Unpaid losses and loss adjustment expenses	$604,026	$645,194
Unearned premiums	302,627	339,485
Payable to reinsurers	72,701	88,705
Payable to affiliates	59,755	14,176
Accounts payable, accrued expenses and other liabilities	119,288	110,096

Total liabilities	1,158,397	1,197,656

Shareholder’s Equity:
Common Stock, no par value; 1,000 shares authorized and 100 shares issued and outstanding (50,000,000 shares authorized and 20,347,083 shares issued and outstanding adjusted for a split effected in January 2003)	1	10,500
Additional paid-in capital	342,743	575,199
Retained earnings	20,000	(25,870)
Unrealized gain on marketable securities, net	24,059	2,928

Total shareholder’s equity	386,803	562,757

	$1,545,200	$1,760,413

See notes to financial statements.

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

(In Thousands)

	Year ended December 31,
	2002	2001	2000
Income:
Earned premiums	$645,857	$916,378	$1,043,316
Net investment income	61,260	75,215	69,326
Realized losses on investments	(6,707)	(5,901)	(5,376)
Other income	4,043	4,312	3,564

	704,453	990,004	1,110,830
Costs and Expenses:
Losses and loss adjustment expenses	527,786	752,336	915,808
Commissions and other underwriting expenses	78,970	202,111	229,516
Other operating and general expenses	26,764	19,763	24,371

	633,520	974,210	1,169,695

Operating earnings (loss) before income taxes	70,933	15,794	(58,865)
Provision (credit) for income taxes	25,063	6,063	(20,231)

Net operating earnings (loss)	45,870	9,731	(38,634)

Equity in net losses of affiliates, net of tax	—	—	(11,461)

Net Earnings (Loss)	$45,870	$9,731	$(50,095)

See notes to financial statements.

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY

(In Thousands)

	Common Stock and Paid-in Capital	Retained Earnings	Unrealized Gain (Loss) on Securities	Total
Balance at December 31, 1999	$551,567	$14,494	$(32,096)	$533,965

Net loss	—	(50,095)	—	(50,095)
Change in unrealized	—	—	25,496	25,496

Comprehensive loss				(24,599)

Return of capital	(41,500)	—	—	(41,500)
Capital contributions	144,300	—	—	144,300
Other	2,016	—	—	2,016

Balance at December 31, 2000	$656,383	$(35,601)	$(6,600)	$614,182

Net earnings	$—	$9,731	$—	$9,731
Change in unrealized	—	—	9,528	9,528

Comprehensive income				19,259

Return of capital	(69,350)	—	—	(69,350)
Other	(1,334)	—	—	(1,334)

Balance at December 31, 2001	$585,699	$(25,870)	$2,928	$562,757

Net earnings	$—	$45,870	$—	$45,870
Change in unrealized	—	—	21,131	21,131

Comprehensive income				67,001

Return of capital	(189,476)	—	—	(189,476)
Issuance of shares to AFG	1	—	—	1
Issuance of Note Payable to AFG	(55,000)	—	—	(55,000)
Other	1,520	—	—	1,520

Balance at December 31, 2002	$342,744	$20,000	$24,059	$386,803

See notes to financial statements.

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(In Thousands)

	Year ended December 31,
	2002	2001	2000
Operating Activities:
Net earnings (loss)	$45,870	$9,731	$(50,095)
Adjustments:
Equity in net losses of affiliates	—	—	11,461
Depreciation and amortization	13,741	13,548	11,363
Realized losses on investments	6,707	5,901	5,376
Decrease (increase) in agents balances and premiums receivable	31,480	72,814	(26,210)
Decrease (increase) in reinsurance receivables	8,247	(119,849)	(2,153)
Decrease (increase) in deferred policy acquisition costs	18,054	43,807	(3,597)
Decrease (increase) in other assets	4,601	(1,468)	390
Change in balances with affiliates	1,645	(6,647)	(23,656)
Increase (decrease) in insurance claims and reserves	(78,026)	(78,833)	117,381
Increase (decrease) in payable to reinsurers	(16,004)	88,705	—
Increase (decrease) in other liabilities	4,833	5,519	(13,599)
Other, net	4,336	(238)	(1,410)

	45,484	32,990	25,251

Investing Activities:
Purchases of and additional investments in:
Fixed maturity investments	(325,783)	(531,892)	(148,226)
Equity securities	(109)	—	(9,780)
Property and equipment	(4,015)	(17,785)	(30,774)
Maturities and redemptions of fixed maturity investments	105,471	67,402	53,683
Sales of:
Fixed maturity investments	295,130	384,137	46,443
Equity securities	18,891	9,305	33,946
Property and equipment	324	16,301	298

	89,909	(72,532)	(54,410)

Financing Activities:
Capital contributions	—	—	144,300
Dividends and return of capital distributions	(108,041)	(61,864)	(10,698)

	(108,041)	(61,864)	133,602

Net Increase (Decrease) in Cash and Cash Equivalents	27,352	(101,406)	104,443
Cash and cash equivalents at beginning of period	60,701	162,107	57,664

Cash and cash equivalents at end of period	$88,053	$60,701	$162,107

See notes to financial statements.

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

INDEX TO NOTES

A.	Organization and Basis of Presentation
B.	Accounting Policies
C.	Investments
D.	Goodwill
E.	Payable to Affiliates
F.	Shareholder’s Equity
G.	Equity in Affiliates
H.	Income Taxes
I.	Quarterly Operating Results
J.	Insurance
K.	Additional Information

A. Organization and Basis of Presentation

Infinity Property and Casualty Corporation (“Infinity”) was formed in September 2002 as an indirect wholly-owned subsidiary of American Financial Group (“AFG”) to acquire and conduct, as a separate public company, AFG’s personal insurance business written through independent agents. At December 31, 2002, AFG transferred to Infinity all of the issued and outstanding capital stock of the following personal auto insurance subsidiaries: Atlanta Casualty Company, Infinity Insurance Company, Leader Insurance Company and Windsor Insurance Company (collectively the “NSA Group”).

Through a reinsurance transaction effective January 1, 2003, Infinity assumed the personal lines business written through agents (the “Assumed Agency Business”) by AFG’s principal property and casualty subsidiary, Great American Insurance Company (“GAI”). GAI, in turn, transferred to Infinity assets (primarily investment securities) with a market value of $125.3 million and permits Infinity to continue to write standard and preferred insurance on policies issued by the same GAI companies which had previously issued such policies. This arrangement will continue for a period of up to three years during which time Infinity intends to make the proper rate and form filings to allow its insurance subsidiaries to write these policies.

The business assumed from GAI in 2003 is not included in the historical consolidated statements of Infinity. The Assumed Agency Business reported the following selected financial data as of December 31, 2002 and 2001, and for the three years ended December 31, 2002:

	2002	2001	2000
Earnings Statement Data:
Earned Premiums	$107.2	$149.9	$128.9
Underwriting Loss	(10.0)	(14.7)	(3.6)

Balance Sheet Data:
Assets (excluding Investments) to be Transferred	$53.5	$78.8
Investments to be Transferred	125.3	—
Unpaid Losses and Loss Adjustment Expenses	125.6	115.9
Liabilities to be Transferred	178.8	200.5

At December 31, 2002, AFG beneficially owned all of Infinity’s Common Stock. In February of 2003, AFG sold 12.5 million shares (61%) of Infinity in an initial public offering.

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS - CONTINUED

The accompanying consolidated financial statements include the accounts of Infinity and its subsidiaries as of December 31, 2002. Infinity’s prior period financial statements represent the combined statements of the NSA Group. Earnings per share data is not applicable because the Consolidated Statement of Operations represent the combined statements of wholly-owned subsidiaries.

The accompanying income statements include expenses incurred directly by Infinity as well as charges for fees allocated by other AFG subsidiaries to Infinity for various services. Prior to 2002, charges billed by GAI for corporate staff services, including human resources, risk management, legal, and financial reporting were based on estimated usage. Beginning in 2002, these costs are based on the percentage of capital that each of the AFG property and casualty insurance subsidiaries needs to run its business, which approximates estimated usage. Investment management fees have been based on the proportion each subsidiary’s portfolio (at market value) bears to the total portfolios being managed. Management believes that these charges billed by AFG are reasonable and the accompanying consolidated financial statements are representative of the costs of Infinity doing business on a stand-alone basis.

All significant intercompany balances and transactions have been eliminated. The results of operations of companies since their formation or acquisition are included in the consolidated financial statements.

The acquisition of the NSA Group has been accounted for at AFG’s historical carrying amounts as transfers of net assets between entities under common control in accordance with Statement of Financial Accounting Standards No. 141.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Changes in circumstances could cause actual results to differ materially from those estimates.

B. Accounting Policies

Investments All fixed maturity securities are considered “available for sale” and reported at fair value with unrealized gains and losses reported as a separate component of shareholder’s equity. Premiums and discounts on mortgage-backed securities are amortized over a period based on estimated future principal payments, including prepayments. Prepayment assumptions are reviewed periodically and adjusted to reflect actual prepayments and changes in expectations. The most significant determinants of prepayments are the difference between interest rates on the underlying mortgages and current mortgage loan rates and the structure of the security. Other factors affecting prepayments include the size, type and age of underlying mortgages, the geographic location of the mortgaged properties and the credit worthiness of the borrowers. Variations from anticipated prepayments will affect the life and yield of these securities.

Gains or losses on securities are determined on the specific identification basis. When a decline in the value of a specific investment is considered to be other than temporary, a provision for impairment is charged to earnings and the cost basis of that investment is reduced.

Equity in Net Losses of Affiliates Equity in net losses of affiliates represents Infinity’s proportionate share of the losses of Chiquita Brands International which AFG accounted for under the equity method. Due to Chiquita’s announced intention to pursue a plan to restructure its public debt, Infinity wrote down its investment in Chiquita common stock to market value at December 31, 2000. In 2001, Infinity suspended accounting for the investment under the equity method because AFG no longer had the ability to influence the operating and financial policies of Chiquita, and reclassified the investment to “Equity securities”. All remaining shares held by Infinity after the restructuring were sold in 2002.

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS - CONTINUED

Goodwill Goodwill represents the excess of Infinity’s cost basis of its subsidiaries over its equity in their underlying net assets. Through December 31, 2001, goodwill was being amortized over periods of 20 to 40 years. Effective January 1, 2002, Infinity implemented Statement of Financial Accounting Standards (“SFAS”) No. 142 under which goodwill is no longer amortized but is subject to an impairment test at least annually. The transitional test under the new standard indicated there was no impairment at that date.

Reinsurance Infinity’s insurance subsidiaries cede reinsurance to other companies. To the extent that any reinsuring companies are unable to meet obligations under agreements covering reinsurance ceded, Infinity’s insurance subsidiaries would remain liable. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policies. Infinity’s insurance subsidiaries report as assets (a) the estimated reinsurance recoverable on unpaid losses, including an estimate for losses incurred but not reported, and (b) amounts paid to reinsurers applicable to the unexpired terms of policies in force. Payable to reinsurers represents ceded premiums retained by Infinity’s insurance subsidiaries to fund ceded losses as they become due. Infinity’s insurance subsidiaries also assume reinsurance, primarily from other AFG subsidiaries. Income on reinsurance assumed is recognized based on reports received from ceding companies.

Deferred Policy Acquisition Costs (“DPAC”) Policy acquisition costs (principally commissions, premium taxes and other marketing and underwriting expenses) related to the production of new business are deferred and charged against income ratably over the terms of the related policies. The method followed in computing DPAC limits the amount of such costs to their estimated realizable value without any consideration for anticipated investment income.

Unpaid Losses and Loss Adjustment Expenses The net liabilities stated for unpaid claims and for expenses of investigation and adjustment of unpaid claims are based upon (a) the accumulation of case estimates for losses reported prior to the close of the accounting period on direct business written; (b) estimates received from ceding reinsurers and insurance pools and associations; (c) estimates of unreported losses based on past experience; (d) estimates based on experience of expenses for investigating and adjusting claims and (e) the current state of the law and coverage litigation. These liabilities are subject to the impact of changes in claim amounts and frequency and other factors. Unpaid losses and loss adjustment expenses have not been reduced for reinsurance recoverable. Changes in estimates of the liabilities for losses and loss adjustment expenses are reflected in the Consolidated Statement of Operations in the period in which determined. In spite of the variability inherent in such estimates, management believes that the liabilities for unpaid losses and loss adjustment expenses are adequate.

Premium Recognition Premiums are earned over the terms of the policies on a pro rata basis. Unearned premiums represent that portion of premiums written which is applicable to the unexpired terms of policies in force. On reinsurance assumed from other insurance companies or written through various underwriting organizations, unearned premiums are based on reports received from such companies and organizations.

Income Taxes Infinity plans to file consolidated federal income tax returns including all 80%-owned U.S. subsidiaries for periods following its initial public offering. Prior to the offering, Infinity and its subsidiaries were part of the American Financial Corporation (“AFC”, an AFG subsidiary) tax group. Infinity’s companies had separate tax allocation agreements with AFC which designated how tax payments were shared by members of the tax group. In general, companies computed taxes on a separate return basis and made payments to (or receive benefits from) AFC based on taxable income. The tax allocation agreements with AFC have not impacted the recognition of income tax expense and income tax payable in Infinity’s financial statements.

Deferred income taxes are calculated using the liability method. Under this method, deferred income tax assets and liabilities are determined based on differences between financial reporting and tax bases and are

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS - CONTINUED

measured using enacted tax rates. Deferred tax assets are recognized if it is more likely than not that a benefit will be realized. Current and deferred tax assets and liabilities are aggregated with other amounts receivable from affiliates.

Benefit Plans Infinity has provided retirement benefits to qualified employees of participating companies through the AFG Retirement and Savings Plan, a defined contribution plan. The employer makes all contributions to the retirement fund portion of the plan and matches a percentage of employee contributions to the savings fund. Contributions to benefit plans are charged against earnings in the year for which they are declared. Following the initial public offering, Infinity established its own separate retirement and savings plan.

Infinity and many of its subsidiaries provide health care and life insurance benefits to eligible retirees. Infinity also provides postemployment benefits to former or inactive employees (primarily those on disability) who were not deemed retired under other company plans. The projected future cost of providing these benefits is expensed over the period the employees earn such benefits.

Derivatives Derivatives included in the Consolidated Balance Sheet consist of investments in common stock warrants (included in Equity securities). The carrying value of these warrants is less than $1 million at December 31, 2002. Changes in fair value of derivatives are included in current earnings as realized gains (losses) on investments.

Statement of Cash Flows For cash flow purposes, “investing activities” are defined as making and collecting loans and acquiring and disposing of debt or equity instruments and property and equipment. “Financing activities” include obtaining resources from owners and providing them with a return on their investments. All other activities are considered “operating”. Investments having original maturities of three months or less when purchased are considered to be cash equivalents for purposes of the financial statements.

C. Investments Fixed maturities and equity securities consisted of the following (in millions):

	December 31, 2002				December 31, 2001
	Amortized Cost	Market Value	Gross Unrealized		Amortized Cost	Market Value	Gross Unrealized
			Gains	Losses			Gains	Losses
Fixed maturities:
United States Government and government agencies and authorities	$84.1	$88.2	$4.1	$—	$106.3	$108.7	$2.5	$(.1)
States, municipalities and political subdivisions	56.0	59.7	3.8	(.1)	49.4	51.0	2.0	(.4)
Foreign government	2.3	2.5	.2	—	2.8	2.9	.1	—
Public utilities	111.8	112.8	3.7	(2.7)	126.9	127.5	1.9	(1.3)
Mortgage-backed securities	133.1	138.8	6.1	(.4)	139.0	138.7	2.0	(2.3)
All other corporate	520.3	543.0	31.6	(8.9)	647.8	647.5	13.6	(13.9)
Redeemable preferred stocks	9.5	10.6	1.4	(.3)	7.6	6.5	.1	(1.2)

	$917.1	$955.6	$50.9	$(12.4)	$1,079.8	$1,082.8	$22.2	$(19.2)

Equity securities	$19.1	$17.6	$.4	$(1.9)	$43.2	$44.7	$4.5	$(3.0)

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS - CONTINUED

The table below sets forth the scheduled maturities of fixed maturities based on market value as of December 31, 2002. Securities that do not have a single maturity date are reported at average maturity. Data based on amortized cost is generally the same. Actual maturities may differ from contractual maturities because certain securities may be called or prepaid by the issuers. Mortgage-backed securities had an average life of approximately four years at December 31, 2002.

Maturity
One year or less	8%
After one year through five years	33
After five years through ten years	37
After ten years	7

85
Mortgage-backed securities	15

100%

Certain risks are inherent in connection with fixed maturity securities, including loss upon default, price volatility in reaction to changes in interest rates, and general market factors and risks associated with reinvestment of proceeds due to prepayments or redemptions in a period of declining interest rates.

The change in unrealized gain (loss) on marketable securities included the following (in millions):

	Pretax
	Fixed Maturities	Equity Securities	Tax Effects	Net
Year ended December 31, 2002
Unrealized holding gains (losses) on securities arising during the period	$33.9	$(8.2)	$(9.0)	$16.7
Realized losses included in net income	1.5	5.2	(2.3)	4.4

Change in unrealized gain (loss) on marketable securities, net	$35.4	$(3.0)	$(11.3)	$21.1

Year ended December 31, 2001
Unrealized holding gains (losses) on securities arising during the period	$17.6	$(8.8)	$(3.1)	$5.7
Realized losses (gains) included in net income	(0.6)	6.5	(2.1)	3.8

Change in unrealized gain (loss) on marketable securities, net	$17.0	$(2.3)	$(5.2)	$9.5

Year ended December 31, 2000
Unrealized holding gains on securities arising during the period	$28.3	$5.4	$(11.7)	$22.0
Realized losses included in net income	4.0	1.4	(1.9)	3.5

Change in unrealized gain (loss) on marketable securities, net	$32.3	$6.8	$(13.6)	$25.5

Gross gains and losses on fixed maturity investment transactions included in the Consolidated Statement of Cash Flows consisted of the following (in millions):

	2002	2001	2000
Gross Gains	$14.3	$14.8	$0.6
Gross Losses	(15.8)	(14.2)	(4.6)

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS - CONTINUED

D. Goodwill Goodwill amortization expense was $2.2 million in both 2001 and 2000. If this amount had not been expensed, net earnings would have been $12.0 million in 2001 and the net loss would have been $47.9 million in 2000. At December 31, 2001, accumulated amortization amounted to approximately $37.8 million. Effective January 1, 2002, goodwill is no longer amortized.

E. Payable to Affiliates Included in payable to affiliates is a $55 million, ten-year promissory note payable to AFG with an interest rate of 8.5%. Interest on the notes is payable semiannually and the principal is due at maturity in January 2013.

F. Shareholder’s Equity Prior to December 31, 2002, amounts shown in Shareholder’s Equity represent the combined balances of the NSA Group. Accordingly, shares outstanding and earnings per share information are not applicable. At December 31, 2002, the components of Shareholder’s Equity are Infinity’s.

Infinity issued 100 shares of Common Stock to American Premier Underwriters, Inc. (“APU”), a 100%-owned subsidiary of AFG, in connection with the formation of Infinity in September 2002. On December 31, 2002, Infinity issued an additional 900 shares of Common Stock in exchange for the capital stock of the NSA Group companies. In January 2003, Infinity increased its authorized capital stock to 50,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock and implemented a common stock split. After the stock split, Infinity had 20,347,083 shares of Common Stock outstanding. No Preferred Stock has been issued. AFG beneficially owned all of the outstanding shares of Infinity Common Stock at December 31, 2002, and 39% after 12.5 million shares were sold in a public offering completed in February of 2003.

Stock Options Infinity established its stock option plan in 2002. At December 31, 2002, there were 2 million shares of Infinity Common Stock reserved for issuance under Infinity’s Stock Option Plan. No options were granted in 2002.

G. Equity in Affiliates At December 31, 2000, Infinity owned 2 million shares (3%) of Chiquita common stock. AFG and its subsidiaries owned an additional 22 million shares (33%) of Chiquita common stock at that date. Chiquita is a leading international marketer, producer and distributor of quality fresh fruits and vegetables and processed foods. Chiquita reported net losses attributable to common shares of $112 million in 2000.

In January 2001, Chiquita announced a restructuring initiative that included discontinuing all interest and principal payments on its public debt. Due to the expected restructuring, Infinity recorded a fourth quarter 2000 pretax charge of $14.2 million to write down its investment in Chiquita to quoted market value at December 31, 2000. In 2001, Infinity suspended accounting for the investment under the equity method and reclassified the investment to “Equity securities”. In the third quarter of 2001, Infinity wrote down its investment in Chiquita by an additional $669,000. In March 2002, the court approved Chiquita’s plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code. Under the plan, over $700 million in principal and accrued interest related to Chiquita’s public debt was converted into common equity. As a result, Infinity received approximately 14,400 “new” shares in the reorganized company plus warrants expiring in 2009 to purchase an additional 240,000 shares at $19.23 per share. All of the common shares were sold in 2002.

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS - CONTINUED

H. Income Taxes The following is a reconciliation of income taxes at the statutory rate of 35% and income taxes as shown in the Consolidated Statement of Operations (in thousands):

	Year ended December 31,
	2002	2001	2000
Earnings (loss) before income taxes:
Operating	$70,933	$15,794	$(58,865)
Equity in net losses of affiliates	—	—	(17,632)

Total	$70,933	$15,794	$(76,497)

Income taxes at statutory rate	$24,827	$5,528	$(26,774)
Effect of:
Amortization of goodwill	—	782	782
Dividends received deduction	(450)	(385)	(488)
Other	686	138	78

Total Provision (Credit)	25,063	6,063	(26,402)

Amounts applicable to:
Equity in net losses of affiliates	—	—	6,171

Provision (credit) for income taxes as shown on the Consolidated Statement of Operations	$25,063	$6,063	$(20,231)

The total income tax provision (credit) consists of (in thousands):

	2002	2001	2000
Current	$34,070	$4,964	$(18,998)
Deferred	(9,007)	1,099	(7,404)

	$25,063	$6,063	$(26,402)

Deferred income tax assets and liabilities reflect temporary differences between the carrying amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for tax purposes. The significant components of deferred tax assets and liabilities included in the Consolidated Balance Sheets were as follows (in millions):

	December 31,
	2002	2001
Deferred tax assets:
Discount on loss reserve	$17.9	$20.4
Unearned premium reserve	14.0	16.3
Investment securities	0.2	11.9
Net operating loss carryforward	6.8	8.5
Other, net	9.3	9.5

	48.2	66.6

Valuation allowance for deferred tax assets	(17.8)	(17.8)

	30.4	48.8
Deferred tax liabilities:
Deferred policy acquisition costs	(7.7)	(14.0)
Depreciation and amortization	(4.9)	(6.8)

	(12.6)	(20.8)

Net deferred tax asset	$17.8	$28.0

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS - CONTINUED

The gross deferred tax asset has been reduced by a valuation allowance based on an analysis of the likelihood of realization. Factors considered in assessing the need for a valuation allowance include: (i) opportunities to generate taxable income from sales of appreciated assets, and (ii) the likelihood of generating larger amounts of taxable income in the future. The likelihood of realizing this asset will be reviewed periodically; any adjustments required to the valuation allowance will be made in the period in which the developments on which they are based become known.

I. Quarterly Operating Results (Unaudited) While insurance premiums are recognized on a relatively level basis, claim losses related to adverse weather (snow, hail, hurricanes, tornadoes, etc.) may be seasonal. Quarterly results necessarily rely heavily on estimates and are not necessarily indicative of results for longer periods of time.

The following are quarterly results of consolidated operations of Infinity for the two years ended December 31, 2002 (in millions).

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total Year
2002
Revenues	$187.9	$170.8	$181.5	$164.3	$704.5
Net earnings	10.6	2.9	17.9	14.5	45.9

2001
Revenues	$287.4	$272.2	$225.7	$204.7	$990.0
Net earnings (loss)	(1.5)	(12.4)	8.5	15.1	9.7

Realized gains (losses) on securities amounted to (in millions):

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total Year
2002	$(0.4)	$(11.4)	$5.4	$(0.3)	$(6.7)
2001	(0.2)	(4.9)	0.7	(1.5)	(5.9)

J. Insurance Securities having a carrying value of about $40 million at December 31, 2002, were on deposit as required by regulatory authorities.

Insurance Reserves The following table provides an analysis of changes in the liability for losses and loss adjustment expenses, net of reinsurance (and grossed up), over the past three years on a GAAP basis (in millions):

	Year ended December 31,
	2002	2001	2000
Balance at beginning of period	$608	$627	$543
Provision for losses and LAE occurring in the current year	527	762	941
Net increase (decrease) in provision for claims of prior years	1	(10)	(25)

Total losses and LAE incurred	528	752	916
Payments for losses and LAE of:
Current year	(252)	(436)	(544)
Prior years	(313)	(335)	(288)

Total payments	(565)	(771)	(832)

Balance at end of period	$571	$608	$627

Add back reinsurance recoverables	33	37	13

Gross unpaid losses and LAE included in the Balance Sheet	$604	$645	$640

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS - CONTINUED

Reinsurance Effective April 2001, Infinity’s insurance subsidiaries entered into a reinsurance agreement with Inter-Ocean Reinsurance (Ireland) Limited, under which Infinity agreed to cede 90% of its automobile physical damage business written through December 2002. This agreement has been renewed for 2003 on terms substantially equivalent to those in effect in 2002. Under the agreement, Infinity retains all of the ceded premiums to fund ceded losses as they become due from Inter-Ocean. Interest is credited to Inter-Ocean for funds held on their behalf. Premiums ceded under this agreement were $296 million and $220 million for the years 2002 and 2001, respectively. Interest credited, which is reported as a reduction of net investment income, was $7.7 million and $3.1 million for the years 2002 and 2001, respectively.

In addition, Infinity’s insurance subsidiaries assume a limited amount of other business, primarily from affiliates of AFG. The following table shows (in millions) (i) written and earned premiums included in income for reinsurance assumed, (ii) amounts deducted from written and earned premiums in connection with reinsurance ceded and (iii) reinsurance recoveries deducted from losses and loss adjustment expenses.

	Year ended December 31,
	2002	2001	2000
Direct premiums written	$873	$908	$1,011
Reinsurance assumed	42	55	67
Reinsurance ceded	(302)	(225)	(4)

Net written premiums	$613	$738	$1,074

Direct premiums earned	906	$986	$975
Reinsurance assumed	46	60	72
Reinsurance ceded	(306)	(130)	(4)

Net earned premiums	$646	$916	$1,043

Reinsurance recoveries	$174	$93	$10

Net Investment Income The following table shows (in millions) investment income earned and investment expenses (including interest charges on payables to reinsurers) incurred by Infinity’s insurance companies.

	Year ended December 31,
	2002	2001	2000
Investment income:
Fixed maturities	$70.3	$79.5	$69.8
Equity securities	1.1	1.3	2.0
Other	0.2	0.2	0.2

	71.6	81.0	72.0
Investment expenses (a)	(10.3)	(5.8)	(2.7)

	$61.3	$75.2	$69.3

(a)	Investment expenses include interest of $7.7 million in 2002 and $3.1 million in 2001 that was credited in connection with the Inter-Ocean Reinsurance (Ireland) Limited reinsurance agreement.

Statutory Information Insurance companies are required to file financial statements with state insurance regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). Net earnings (loss) and policyholders’ surplus on a statutory basis were as follows (in millions):

Net Earnings (Loss)			Policyholders’ Surplus
2002	2001	2000	2002	2001
$65.6	$56.9	$(52.2)	$325.4	$442.8

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS - CONTINUED

K. Additional Information Total rental expense for various leases of office space and equipment was $15.2 million, $14.1 million and $12.9 million for 2002, 2001 and 2000, respectively.

Future minimum rentals, related principally to office space, required under operating leases having initial or remaining noncancelable lease terms in excess of one year at December 31, 2002, were as follows: 2003 - $14.6 million; 2004 - $14.6 million; 2005 - $11.8 million; 2006 - $8.7 million; 2007 - $5.8 million and $16.6 million thereafter.

Agents’ balances and premiums receivable included in the balance sheet are shown net of allowances for uncollectible accounts. The provision for such losses is included in other operating and general expenses. A progression of the aggregate allowance follows (in millions):

	2002	2001	2000
Beginning balance	$10.1	$10.4	$8.9
Provision for losses	14.1	14.3	14.9
Uncollectible amounts written off	(15.3)	(14.6)	(13.4)

Ending balance	$8.9	$10.1	$10.4

Restrictions on Transfer of Funds and Assets of Subsidiaries Payments of dividends, loans and advances by Infinity companies are subject to various state laws, federal regulations and debt covenants which limit the amount of dividends, loans and advances that can be paid. Under applicable restrictions, the maximum amount of dividends payable in 2003 from Infinity’s insurance companies without seeking regulatory clearance is approximately $51 million. Additional amounts of dividends, loans and advances require regulatory approval.

Benefit Plans Infinity expensed approximately $5.1 million in 2002, $4.2 million in 2001 and $6.4 million in 2000 for their retirement and employee savings plans.

Contingencies Infinity is subject to various litigation resulting principally from normal insurance activities. Based on advice of counsel, management believes that the outcome of such matters will not have a material effect upon Infinity’s consolidated financial position.

Related Party Transactions Various business has been transacted between Infinity and AFG and its subsidiaries over the past several years, including insurance, computer processing and programming, payroll processing, office rental and sales of assets. Aggregate charges for these items have been insignificant in relation to revenues.

Infinity’s investment portfolio is managed by a subsidiary of AFG. Net investment income includes investment management charges of $1.8 million in 2002 and $2.0 million in both 2001 and 2000.

Infinity has purchased and sold securities at fair value in transactions with AFG subsidiaries; it has also transferred securities to its former parent in the form of capital distributions and received securities from its former parent as capital contributions. Such purchases, sales and transfers and related realized gains (losses) were as follows (in millions):

	Acquisitions	Dispositions	Realized Losses
2002	$—	$102.7	$(7.9)
2001	31.6	7.5	(0.1)
2000	—	30.8	(0.9)

Included in receivable from affiliates at December 31, 2002 and 2001 are approximately $32.5 million and $37.5 million, respectively, of tax benefits receivable from AFC.

REPORT OF INDEPENDENT AUDITORS

Board of Directors

Infinity Property and Casualty Corporation

We have audited the accompanying statement of assets (excluding investments) and liabilities to be transferred of the Personal Lines Agency Business of Great American Insurance Company as of December 31, 2002 and 2001, and the related statements of underwriting gains and losses and underwriting cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the schedule listed in the Index at Item 16(b). These statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statements. We believe that our audits provide a reasonable basis for our opinion.

The accompanying statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the Registration Statement on Form S-1 of Infinity Property and Casualty Corporation, and as described in Note A, are not intended to be a complete presentation of the Company’s assets, liabilities, revenues, expenses and cash flows.

In our opinion, the accompanying statements of assets (excluding investments) and liabilities to be transferred, underwriting gains and losses and underwriting cash flows present fairly, in all material respects, the assets (excluding investments) and liabilities to be transferred of the Personal Lines Agency Business of Great American Insurance Company at December 31, 2002 and 2001, and its underwriting results and underwriting cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related schedules, when considered in relation to the statements as a whole, present fairly in all material respects the information set forth therein.

ERNST & YOUNG LLP

Cincinnati, Ohio

March 18, 2003

PERSONAL LINES AGENCY BUSINESS OF

GREAT AMERICAN INSURANCE COMPANY

FINANCIAL STATEMENTS

(In Thousands)

Statement of Assets (excluding Investments) and Liabilities to be Transferred

	December 31,
	2002	2001
Assets (excluding Investments) to be Transferred:
Agents’ balances	$37,015	$44,632
Deferred policy acquisition costs	11,152	24,538
Goodwill	4,954	4,954
Other assets	414	4,684

	$53,535	$78,808

Liabilities to be Transferred:
Unpaid losses and loss adjustment expenses	$125,623	$115,885
Unearned premiums	47,978	80,941
Other liabilities	5,199	3,680

	$178,800	$200,506

Statement of Underwriting Gains and Losses

	Year ended December 31,
	2002	2001	2000
Earned premiums	$107,224	$149,925	$128,854

Losses and Expenses:
Losses and loss adjustment expenses	91,064	121,811	93,294
Commissions and other underwriting expenses	26,189	42,819	39,202

Underwriting loss	$(10,029)	$(14,705)	$(3,642)

Statement of Underwriting Cash Flows

	Year ended December 31,
	2002	2001	2000
Premiums collected	$81,878	$154,113	$127,790
Losses and loss adjustment expenses paid	(81,326)	(111,806)	(105,701)
Commissions and other underwriting expenses paid	(10,346)	(46,092)	(42,247)

Cash used by underwriting	$(9,794)	$(3,785)	$(20,158)

PERSONAL LINES AGENCY BUSINESS OF

GREAT AMERICAN INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS

A. Background and Basis of Presentation

Great American Insurance Company (“GAI”) is an indirect wholly-owned subsidiary of American Financial Group, Inc. Through a reinsurance agreement effective January 1, 2003, GAI transferred its personal lines business written through independent agents (the “Assumed Agency Business”) to Infinity Property and Casualty Corporation (“Infinity”). Under the reinsurance agreement, GAI also transferred to Infinity assets (primarily investment securities) with a market value of approximately $125.3 million.

The accompanying statements have been prepared from the historical accounting records of GAI and present the assets (excluding investments) and liabilities to be transferred, the related underwriting gains and losses and underwriting cash flows attributable to the Assumed Agency Business. The Assumed Agency Business represents a portion of AFG’s Personal Lines segment of operations and is not a separate legal entity. Accordingly, this business does not have a separate investment portfolio or equity structure. For these reasons, the financial records necessary for complete financial statements including investments, investment results, and tax provisions do not exist.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Changes in circumstances could cause actual results to differ materially from those estimates.

B. Accounting Policies

Deferred Policy Acquisition Costs (“DPAC”) Policy acquisition costs (principally commissions, premium taxes and other marketing and underwriting expenses) related to the production of new business are deferred and charged against income ratably over the terms of the related policies. The method followed in computing DPAC limits the amount of such costs to their estimated realizable value without any consideration for anticipated investment income.

Unpaid Losses and Loss Adjustment Expenses The net liabilities stated for unpaid claims and for expenses of investigation and adjustment of unpaid claims are based upon (a) the accumulation of case estimates for losses reported prior to the close of the accounting period on direct business written; (b) estimates received from ceding reinsurers and insurance pools and associations; (c) estimates of unreported losses based on past experience; (d) estimates based on experience of expenses for investigating and adjusting claims and (e) the current state of the law and coverage litigation. These liabilities are subject to the impact of changes in claim amounts and frequency and other factors. Changes in estimates of the liabilities for losses and loss adjustment expenses are reflected in the Statement of Underwriting Gains and Losses in the period in which determined. In spite of the variability inherent in such estimates, management believes that the liabilities for unpaid losses and loss adjustment expenses are adequate.

Premium Recognition Premiums are earned over the terms of the policies on a pro rata basis. Unearned premiums represent that portion of premiums written which is applicable to the unexpired terms of policies in force.

C. Reinsurance Effective January 1, 2002, GAI entered into a reinsurance agreement with Inter-Ocean Reinsurance (Ireland) Limited, under which GAI agreed to cede 90% of its automobile physical damage business written through December 2002. This agreement has been renewed for 2003 on terms substantially equivalent to those in effect in 2002. Premiums ceded under this agreement were $78.5 million in 2002.

PERSONAL LINES AGENCY BUSINESS OF

GREAT AMERICAN INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS - CONTINUED

D. Quarterly Operating Results (Unaudited) While insurance premiums are recognized on a relatively level basis, claim losses related to adverse weather (snow, hail, hurricanes, tornadoes, etc.) may be seasonal. Quarterly results necessarily rely heavily on estimates and are not necessarily indicative of results for longer periods of time.

The following are quarterly results of operations of the Assumed Agency Business for the two years ended December 31, 2002 (in millions).

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total Year

2002
Earned premiums	$39.5	$41.4	$3.8	$22.5	$107.2
Underwriting loss	(2.7)	(1.5)	(4.2)	(1.6)	(10.0)

2001
Earned premiums	$35.2	$37.4	$39.0	$38.3	$149.9
Underwriting loss	(1.2)	(1.4)	(4.7)	(7.4)	(14.7)

E. Insurance Reserves The following table provides an analysis of changes in the liability for losses and loss adjustment expenses over the past three years on a GAAP basis (in millions):

	Year ended December 31,
	2002	2001	2000
Balance at beginning of period	$116	$106	$118
Provision for losses and LAE occurring in the current year	84	118	90
Net increase in provision for claims of prior years	7	4	4

Total losses and LAE incurred	91	122	94

Payments for losses and LAE of:
Current year	(31)	(62)	(48)
Prior years	(50)	(50)	(58)

Total payments	(81)	(112)	(106)

Balance at end of period	$126	$116	$106

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands, except per share data)

(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
Revenue
Earned premiums	$172,816	$160,112	$504,197	$495,974
Net investment income	14,237	14,847	41,854	47,361
Realized gains (losses) on investments	761	5,438	1,283	(6,396)
Other income	2,154	1,102	3,980	3,230

Total revenue	189,968	181,499	551,314	540,169

Costs and Expenses
Losses and loss adjustment expenses	136,651	122,781	399,777	390,670
Commissions and other underwriting expenses	22,376	22,480	68,123	83,106
Interest expense	2,045	—	4,395	—
Corporate general and administrative expenses	1,904	—	4,994	—
Other expenses	4,878	8,976	15,595	18,543

Total expenses	167,854	154,237	492,884	492,319

Earnings before income taxes	22,114	27,262	58,430	47,850
Provision for income taxes	7,161	9,431	19,674	16,474

Net Earnings	$14,953	$17,831	$38,756	$31,376

Earnings per Common Share
Basic	$0.73	n/a	$1.90	n/a
Diluted	$0.72	n/a	$1.89	n/a

Average number of Common Shares
Basic	20,348	n/a	20,347	n/a
Diluted	20,645	n/a	20,556	n/a

Cash dividends per Common Share	$0.055	n/a	$0.11	n/a

See Notes to Consolidated Financial Statements

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands)

	September 30, 2003	December 31, 2002
	(unaudited)
Assets
Investments:
Fixed maturities - at market (amortized cost - $1,214,127 and $917,104)	$1,274,672	$955,576
Equity securities - at market (cost - $27,333 and $19,136)	27,761	17,623

Total investments	1,302,433	973,199
Cash and cash equivalents	86,619	88,053
Accrued investment income	16,819	13,644
Agents’ balances and premiums receivable, net of allowances for doubtful accounts of $7,663 and $5,675	266,858	206,795
Prepaid reinsurance premiums	74,179	91,924
Recoverables from reinsurers	66,747	34,826
Deferred policy acquisition costs	52,790	21,894
Receivable from affiliates	7,638	1,474
Current and deferred income taxes	9,733	19,484
Prepaid expenses, deferred charges and other assets	28,601	29,241
Goodwill	75,275	70,322

Total assets	$1,987,692	$1,550,856

Liabilities and Shareholders’ Equity
Unpaid losses and loss adjustment expenses	723,651	604,026
Unearned premiums	403,455	302,627
Payable to reinsurers	69,161	72,701
Long-term debt	197,750	—
Long-term debt payable to affiliate	—	55,000
Payable to affiliates	545	4,755
Commissions payable	24,158	18,812
Accounts payable, accrued expenses and other liabilities	126,883	106,132

Total liabilities	1,545,603	1,164,053

Shareholders’ Equity:
Common Stock, no par value - 50,000,000 and 1,000 shares authorized - 20,483,958 and 1,000 shares outstanding	20,484	1
Additional paid-in capital	326,926	342,743
Retained earnings	56,503	20,000
Unearned compensation (restricted stock)	(1,329)	—
Unrealized gains, net	39,505	24,059

Total shareholders’ equity	442,089	386,803

Total liabilities and shareholders’ equity	$1,987,692	$1,550,856

See Notes to Consolidated Financial Statements

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands)

(unaudited)

	Common Stock and Paid-in Capital	Retained Earnings	Unrealized Gain (Loss) on Securities	Unearned Compensation	Total
Balance at January 1, 2002	$585,699	$(25,870)	$2,928	$—	$562,757

Net earnings	—	31,376	—	—	31,376
Change in unrealized, net of tax	—	—	16,888	—	16,888

Comprehensive income	—	—	—	—	48,264

Return of capital	(87,000)	—	—	—	(87,000)
Other	1,041	—	—	—	1,041

Balance at September 30, 2002	$499,740	$5,506	$19,816	$—	$525,062

Net earnings	—	14,494	—	—	14,494
Change in unrealized, net of tax	—	—	4,243	—	4,243

Comprehensive income	—	—	—	—	18,737

Return of capital	(102,476)	—	—	—	(102,476)
Issuance of note payable to AFG	(55,000)	—	—	—	(55,000)
Issuance of shares to AFG	1	—	—	—	1
Other	479	—	—	—	479

Balance at December 31, 2002	$342,744	$20,000	$24,059	$—	$386,803

Net earnings	—	38,756	—	—	38,756
Change in unrealized, net of tax	—	—	15,446	—	15,446

Comprehensive income	—	—	—	—	54,202
Dividends paid to common stockholders	—	(2,253)	—	—	(2,253)
Issuance of restricted stock awards	2,150	—	—	(2,150)	—
Amortization of unearned compensation	—	—	—	821	821
Exercise of stock options	40	—	—	—	40
Capital contribution	2,476	—	—	—	2,476

Balance at September 30, 2003	$347,410	$56,503	$39,505	$(1,329)	$442,089

See Notes to Consolidated Financial Statements

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(unaudited)

	Nine months ended September 30,
	2003	2002
Operating Activities
Net earnings	$38,756	$31,376
Adjustments:
Depreciation and amortization	13,538	9,827
Realized (gains) losses on investments	(1,283)	6,396
Change in accrued investment income	(1,695)	(1,399)
Change in agents’ balances and premiums receivable	(38,524)	9,225
Change in reinsurance receivables	25,105	(29,848)
Change in deferred policy acquisition costs	(19,744)	9,122
Change in other assets	(1,448)	5,672
Changes in balances with affiliates	752	(242)
Change in insurance claims and reserves	7,571	(14,976)
Change in payable to reinsurers	(3,540)	21,287
Change in other liabilities	32,706	2,324
Other, net	87	2,447

Net cash provided by operating activities	52,281	51,211

Investing Activities
Purchase of and additional investments in:
Fixed maturity investments	(380,083)	(241,130)
Equity securities	(11,711)	—
Property and equipment	(1,758)	(2,251)
Maturities and redemptions of fixed maturity investments	118,254	77,588
Sales of:
Fixed maturity investments	81,109	269,767
Equity securities	3,615	10,399
Property and equipment	22	300

Net cash (used in) provided by investing activities	(190,552)	114,673

Financing Activities
Issuance of long-term debt	196,300	—
Repayments of long-term debt	(2,250)	—
Repayment of note payable to AFG	(55,000)	—
Dividends paid on Common Stock	(2,253)	—
Proceeds from exercise of Stock Options	40	—
Dividends and return of capital distributions	—	(87,000)

Net cash provided by (used in) financing activities	136,837	(87,000)

Net (Decrease) Increase in Cash and Cash Equivalents	(1,434)	78,884

Cash and cash equivalents at beginning of period	88,053	60,701

Cash and cash equivalents at end of period	$86,619	$139,585

See Notes to Consolidated Financial Statements

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(unaudited)

	Three months ended September 30,
	2003	2002
Operating Activities
Net earnings	$14,953	$17,831
Adjustments:
Depreciation and amortization	5,866	3,233
Realized (gains) losses on investments	(761)	(5,438)
Change in accrued investment income	(2,464)	(625)
Change in agents’ balances and premiums receivable	(5,963)	29,766
Change in reinsurance receivables	25,314	1,730
Change in deferred policy acquisition costs	(13,666)	3,090
Change in other assets	6,316	1,069
Changes in balances with affiliates	7,079	3,490
Change in insurance claims and reserves	30,083	(33,803)
Change in payable to reinsurers	(30,213)	4,216
Change in other liabilities	13,736	(3,103)
Other, net	(1,424)	1,769

Net cash provided by operating activities	48,856	23,225

Investing Activities
Purchase of and additional investments in:
Fixed maturity investments	(214,478)	(99,932)
Equity securities	(9,561)	2,134
Property and equipment	(516)	(758)
Maturities and redemptions of fixed maturity investments	21,820	35,673
Sales of:
Fixed maturity investments	6,213	144,128
Equity securities	3,088	766
Property and equipment	4	—

Net cash (used in) provided by investing activities	(193,430)	82,011

Financing Activities
Issuance of long-term debt	196,300	—
Repayments of long-term debt	(2,250)	—
Repayment of note payable to AFG	(55,000)	—
Dividends paid on Common Stock	(1,127)	—
Proceeds from exercise of Stock Options	40	—
Dividends and return of capital distributions	—	(30,000)

Net cash provided by (used in) financing activities	137,963	(30,000)

Net (Decrease) Increase in Cash and Cash Equivalents	(6,611)	75,236

Cash and cash equivalents at beginning of period	93,230	64,349

Cash and cash equivalents at end of period	$86,619	$139,585

See Notes to Consolidated Financial Statements

INFINITY PROPERTY AND CASUALTY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 Formation of the Company

Infinity Property and Casualty Corporation (“Infinity”) was formed in September 2002 as an indirect wholly owned subsidiary of American Financial Group, Inc. (“AFG”) to acquire and conduct, as a separate public company, AFG’s personal insurance business written through independent agents. At December 31, 2002, AFG transferred to Infinity all of the issued and outstanding capital stock of the following personal auto insurance subsidiaries: Atlanta Casualty Company, Infinity Insurance Company, Leader Insurance Company and Windsor Insurance Company (collectively the “NSA Group”).

Through a reinsurance transaction effective January 1, 2003, Infinity assumed the personal lines business written through agents (the “Assumed Agency Business”) by AFG’s principal property and casualty subsidiary, Great American Insurance Company (“GAI”). GAI, in turn, transferred to Infinity assets (primarily investment securities) with a market value of $125.3 million and allows Infinity to continue to write standard and preferred insurance on policies issued by the same GAI companies that had previously issued such policies. The business assumed from GAI is not included in the consolidated statements of Infinity prior to 2003.

In February of 2003, AFG sold 12.5 million shares of Infinity in an initial public offering. At September 30, 2003, AFG beneficially owned 38% of Infinity’s Common Stock (refer to Note 9, Subsequent Event).

Note 2 Basis of Presentation

The accompanying Consolidated Financial Statements are unaudited and should be read in conjunction with Infinity’s Annual Report on Form 10-K for the year ended December 31, 2002. This Quarterly Report on Form 10-Q, including the Notes to the Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, focuses on Infinity’s financial performance since the beginning of 2003.

These financial statements reflect certain adjustments necessary for a fair presentation of Infinity’s results of operations and financial position. Such adjustments consist of normal, recurring accruals recorded to accurately match expenses with their related revenue streams and the elimination of all significant inter-company transactions and balances. In addition, certain reclassification adjustments have been made to historical results to achieve consistency in presentation.

Certain accounts and balances within these financial statements are based upon management’s estimates and assumptions. The amount of reserves for claims not yet paid by the Company is an example of an item which can only be recorded by estimation. Unrealized capital gains and losses on investments are subject to market fluctuations and managerial judgment is required in the determination of whether unrealized losses on certain securities are temporary or other-than-temporary (please refer to the “Critical Accounting Policies” section for an expanded discussion). Should actual results differ significantly from these estimates, the effects on Infinity’s results of operations could be material.

The results of operations for the periods presented can not necessarily be expected to indicate the Company’s results for the entire year.

The financial statements for periods prior to December 31, 2002 represent the combined statements of the NSA Group. Earnings per share data for the three and nine month periods ended September 30, 2002 is not applicable because the Consolidated Statements of Earnings for these periods represent the combined statements of wholly-owned subsidiaries.

INFINITY PROPERTY AND CASUALTY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

The accompanying Statements of Earnings for the three and nine month periods ended September 30, 2002, include expenses incurred directly by Infinity as well as charges for fees allocated by other AFG subsidiaries to Infinity for various services. Charges billed by AFG for corporate staff services, including human resources, risk management, legal, and financial reporting were based on the percentage of capital that each of the AFG property and casualty insurance subsidiaries needed to run its business, which approximated estimated usage. Investment management fees were based on the proportion the market value of each subsidiary’s portfolio bore to the total market value of the portfolios being managed. Management believes that these charges billed by AFG were reasonable and the accompanying consolidated financial statements for periods prior to January 1, 2003 are representative of the costs of Infinity doing business on a stand-alone basis. Beginning in 2003, Infinity and AFG entered into agreements under which AFG continues to provide investment advisory and certain other services to Infinity at established rates.

The acquisition of the NSA Group and assumption of the Assumed Agency Business have been accounted for at AFG’s historical carrying amounts as transfers of net assets between entities under common control in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations.

Note 3 Stock-Based Compensation

The Infinity 2002 Stock Option Plan and the Infinity Restricted Stock Plan were established in 2002. There were 2 million and 500,000 shares of Infinity Common Stock reserved for issuance under Infinity’s Stock Option Plan and Restricted Stock Plan, respectively. No shares were issued under either plan in 2002. As of September 30, 2003, options to purchase 419,180 shares were outstanding and 134,375 shares of restricted stock had been awarded. Options issued to employees become exercisable at the rate of 20% per year commencing one year after grant. For restricted stock awards, one-third of the shares vest on each of the first three anniversaries of the date of grant of the award. Options issued to directors are fully vested at the date of grant.

As permitted under SFAS No. 123, “Accounting for Stock-Based Compensation,” Infinity accounts for stock options and other stock-based compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” The fair value of shares issued under Infinity’s Restricted Stock Plan is recorded as unearned compensation and expensed over the vesting periods of the awards. Under Infinity’s Stock Option Plan, options are granted to officers, directors and key employees at exercise prices equal to the fair value of the shares at the dates of grant. No compensation expense is recognized for stock option grants.

INFINITY PROPERTY AND CASUALTY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

The following table illustrates the effect on net earnings (in thousands) and earnings per share had compensation cost related to stock options been determined and recognized based on “fair values” at grant dates consistent with the method prescribed by SFAS No. 123. No information is applicable for the three and nine month periods ended September 30, 2002 as no options had been granted. For SFAS No. 123 purposes, the “fair value” of $5.98 per option granted in 2003 was calculated using the Black-Scholes option pricing model and the following assumptions: dividend yield of 1.4%; expected volatility of 33%; risk-free interest rate of 4.0%; and expected option life of 7.5 years. There is no single reliable method to determine the actual value of options at grant date. Accordingly, the actual value of the option grants may be higher or lower than the SFAS No. 123 “fair value.”

	Three months ended September 30, 2003	Nine months ended September 30, 2003
Net earnings, as reported	$14,953	$38,756
Pro forma stock option expense	(171)	(355)

Adjusted net earnings	$14,782	$38,401

Earnings per share (as reported):
Basic	$0.73	$1.90
Diluted	$0.72	$1.89
Earnings per share (adjusted):
Basic	$0.73	$1.89
Diluted	$0.72	$1.87

Note 4 Derivatives

Derivatives in the Consolidated Balance Sheets consist of investments in common stock warrants (included in equity securities at December 31, 2002 only) and an interest rate swap instrument (included in the prepaid expenses, deferred charges, and other assets line as of September 30, 2003 only). The carrying value of the warrants was less than $1 million at December 31, 2002; they were sold in September 2003.

The carrying value of the interest rate swap was $(0.3) million at September 30, 2003. Periodic changes in the fair value of the interest rate swap are recorded net of tax in unrealized gains and losses as permitted under the accounting rules set forth in Statement of Financial Accounting Standards 133, Accounting for Derivative Instruments and Hedging Activities. Refer to Note 7 for more information on this instrument.

Note 5 Earnings Per Share

Basic earnings per share are calculated using the weighted average number of shares of common stock outstanding during the period, excluding issued but unvested restricted shares. The calculation of diluted earnings per share includes 134,375 shares issued under the Infinity Restricted Stock Plan and the assumed repurchase of approximately 163,000 and 97,000 shares representing the dilutive effect of common stock options for the three and nine month periods ended September 30, 2003, respectively.

Note 6 Goodwill

The $5 million increase in goodwill during 2003 represents goodwill associated with the Assumed Agency Business. Statement of Financial Accounting Standards 142, Goodwill and Other Intangible Assets, eliminated the practice of amortizing goodwill and instead requires that impairment test procedures be performed on at least an annual basis. These procedures require Infinity to calculate the fair value of goodwill, compare the result to its carrying value and record the amount of any shortfall as an impairment charge. Infinity performed this test as of

INFINITY PROPERTY AND CASUALTY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

October 1, 2003 using a variety of methods, including estimates of future discounted cash flows and comparisons of the market value of Infinity to its major competitors as well as the overall market. The transitional test under the new standard indicated there was no impairment at that date. Infinity intends to perform this test annually each October 1.

Note 7 Long-Term Debt

Infinity repaid the $55 million note due to AFG in July 2003 with proceeds from a new $200 million seven year amortizing term loan. The loan proceeds of $196.3 million (net of issue costs of $3.7 million) were also used to supplement the working capital of Infinity’s insurance subsidiaries, to reduce Infinity’s reliance on reinsurance and for general corporate purposes. The term loan accrues interest at a variable rate and at Infinity’s choice of LIBOR plus 2.5% or Prime plus 1.5%. To hedge against future adverse movements in short-term interest rates, Infinity entered into an interest rate swap for $100 million of the principal, in which the variable rate payments due for the first three years of the term will be exchanged for a fixed rate of 4.89%. The covenants of the loan require Infinity to maintain certain minimum interest and fixed charge coverage ratios, as well as minimum levels of capital and surplus; the requirements of all loan covenants were met as of September 30, 2003. The first loan principal repayment amount of $2,250,000 was made on September 30, 2003, and the remainder will be repaid in quarterly installments. The following chart shows the scheduled future principal repayment amounts.

December 31, 2003	$2,250,000
2004	9,000,000
2005	11,250,000
2006	15,750,000
2007	24,750,000
2008	38,250,000
2009	59,500,000
2010	37,000,000

$197,750,000

Note 8 Shareholders’ Equity

For periods prior to December 31, 2002, amounts shown in the Statement of Changes in Shareholders’ Equity represent the combined balances of the NSA Group. Accordingly, shares outstanding and earnings per share information for these periods are not applicable.

Capital Stock

In connection with its formation in September 2002, Infinity issued 100 shares of its Common Stock to American Premier Underwriter’s, Inc. (“APU”), a 100%-owned subsidiary of AFG. On December 31, 2002, Infinity issued an additional 900 shares of Common Stock in exchange for the capital stock of the NSA Group companies. In January 2003, Infinity increased its authorized capital stock to 50,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock and implemented a common stock split. After the stock split, Infinity had 20,347,083 shares of Common Stock outstanding. In February 2003, Infinity issued 134,375 shares under its Restricted Stock Plan. No Preferred Stock has been issued.

INFINITY PROPERTY AND CASUALTY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Unrealized Gain on Marketable Securities

The change in unrealized gain on marketable securities for the nine months ended September 30 included the following (in millions):

	Pretax
	Fixed Maturities	Equity Securities	Tax Effects	Net
2003
Unrealized holding gains on securities arising during the period	$23.8	$1.5	$(9.0)	$16.3
Realized (gains) losses included in net income	(1.7)	0.4	0.4	(0.9)

Change in unrealized gain on marketable securities, net	$22.1	$1.9	$(8.6)	$15.4

2002
Unrealized holding gains (losses) on securities arising during the period	$27.0	$(7.5)	$(6.8)	$12.7
Realized (gains) losses included in net income	2.4	4.0	(2.2)	4.2

Change in unrealized gain on marketable securities, net	$29.4	$(3.5)	$(9.0)	$16.9

Note 9 Subsequent Event

In October 2003, AFG announced that it intends to sell its remaining holdings of Infinity common stock through a secondary public offering. At September 30, 2003, AFG owned 7.85 million shares.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following estimated costs and expenses in connection with the issuance and distribution of the securities being registered hereby are being paid by the Registrant.

Securities and Exchange Commission registration fee	$23,540
NASD filing fee	29,598
Printing and engraving costs*	50,000
Legal fees and expenses*	75,000
Accounting fees and expenses*	50,000
Blue sky filing fees and expenses*	15,000
Miscellaneous expenses*	61,062

TOTAL	$250,000

*Estimated

Item 14. Indemnification of Directors and Officers.

Section 1701.13(E) of the Ohio General Corporation Law allows indemnification by the Registrant to any person made or threatened to be made a party to any proceedings, other than a proceeding by or in the right of the Registrant, by reason of the fact that he is or was a director, officer, employee or agent of the Registrant, against expenses, including judgments and fines, if he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to criminal actions, in which he had no reasonable cause to believe that his conduct was unlawful. Similar provisions apply to actions brought by or in the right of the Registrant, except that no indemnification shall be made in such cases when the person shall have been adjudged to be liable for negligence or misconduct to the Registrant unless determined by the court. The right to indemnification is mandatory in the case of a director or officer who is successful on the merits or otherwise in defense of any action, suit or proceeding or any claim, issue or matter therein. Permissive indemnification is to be made by a court of competent jurisdiction, the majority vote of a quorum of disinterested directors, the written opinion of independent counsel or by the shareholders.

The Registrant’s Regulations provides that the Registrant shall indemnify its directors and officers to the fullest extent permitted by law.

In the underwriting agreement, the underwriters will agree to indemnify the Registrant’s officers, directors and controlling persons against certain liabilities, including liabilities under the Securities Act of 1933 under certain conditions and with respect to certain limited information.

Item 15. Recent Sales of Unregistered Securities.

The Registrant was incorporated as an Ohio corporation on September 17, 2002. Following its incorporation, the Registrant issued 1,000 shares (without giving effect to the stock split effective in January 2003) of common stock to American Premier Underwriters, Inc., a wholly-owned subsidiary of American Financial Group, Inc. (“AFG”) and a $55 million promissory note in exchange for an initial cash investment and a transfer to Infinity of all of the issued and outstanding capital stock of the following personal auto insurance subsidiaries involved primarily in the issuance of nonstandard auto policies: Atlanta Casualty Company, Leader Insurance Company, Infinity Insurance Company and Windsor Insurance Company. The issuance was exempt from the registration requirements of the Securities Act of 1933 by virtue of Section 4(2) of such Act as a transaction by an issuer not including a public offering.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits:

Exhibit No.	Description
1.1**	Form of Underwriting Agreement

3.1*	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Registrant’s Form S-1/A Registration Statement filed on January 29, 2003)

3.2*	Regulations (incorporated by reference to Exhibit 3.2 to the Registrant’s Form S-1 Registration Statement filed on October 9, 2002)

5**	Opinion of Keating, Muething & Klekamp, P.L.L.

10.1*	Formation and Separation Agreement between American Financial Group, Inc. and the Registrant (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 10-K for the year ended December 31, 2002)

10.2*	2002 Stock Option Plan (incorporated by reference to Exhibit 10.2 to the Registrant’s Form 10-K for the year ended December 31, 2002)

10.3*	Restricted Stock Plan (incorporated by reference to Exhibit 10.3 to the Registrant’s Form S-1/A Registration Statement filed on January 29, 2003)

10.4*	Reinsurance Agreement between Windsor Insurance Company, as Reinsurer, and Great American Insurance Company and Affiliates, as Reassured (incorporated by reference to Exhibit 10..4 to the Registrant’s Form 10-K for the year ended December 31, 2002)

10.5*	Agreement of Allocation of Payment of Federal Income Taxes dated May 13, 1974 (incorporated by reference to Exhibit 10.5 to the Registrant’s Form S-1/A Registration Statement filed on November 22, 2002)

10.6*	Services Agreement between American Financial Group, Inc. and the Registrant (incorporated by reference to Exhibit 10.6 to the Registrant’s Form 10-K for the year ended December 31, 2002)

10.7*	Registration Rights Agreement between American Financial Group, Inc. and the Registrant (incorporated by reference to Exhibit 10.7 to the Registrant’s Form 10-K for the year ended December 31, 2002)

10.8*	Investment Services Agreement between the Registrant and American Money Management (incorporated by reference to Exhibit 10.8 to the Registrant’s Form 10-K for the year ended December 31, 2002)

10.9*	Employment Agreement for James R. Gober (incorporated by reference to Exhibit 10.9 to the Registrant’s Form S-1/A Registration Statement filed on January 15, 2003)

10.10*	Reinsurance Agreement with Inter-Ocean Reinsurance Limited (incorporated by reference to Exhibit 10.10 to the Registrant’s Form S-1/A Registration Statement filed on November 22, 2002)

10.11*	Noncompetition Agreement (incorporated by reference to Exhibit 10.11 to the Registrant’s Form 10-K for the year ended December 31, 2002)

10.12*	Tax Allocation Indemnification Agreement between American Financial Group, Inc. and the Registrant (incorporated by reference to Exhibit 10.12 to the Registrant’s Form 10-K for the year ended December 31, 2002)

10.13*	License Agreement between Great American Insurance Company and the Registrant (incorporated by reference to Exhibit 10.13 to the Registrant’s Form 10-K for the year ended December 31, 2002)

10.14*	Reinsurance Agreements between Republic Indemnity Company of America and the Registrant (incorporated by reference to Exhibit 10.14 to the Registrant’s Form S-1/A Registration Statement filed on January 3, 2003)

Exhibit No.	Description
10.15*	Reinsurance Cover Note with Inter-Ocean Reinsurance (Ireland) Limited (incorporated by reference to Exhibit 10.15 to the Registrant’s Form S-1/A Registration Statement filed on January 29, 2003)

10.16*	Lease between Great American Insurance Company and the Registrant for property located at 14 East Fourth Street, Cincinnati, Ohio (incorporated by reference to Exhibit 10.16 to the Registrant’s Form 10-K for the year ended December 31, 2002)

10.17*	Lease between Great American Insurance Company and the Registrant for St. Louis, Missouri property (incorporated by reference to Exhibit 10.17 to the Registrant’s Form 10-K for the year ended December 31, 2002)

10.18*	Sublease between Great American Insurance Company and the Registrant for Windsor, Connecticut property (incorporated by reference to Exhibit 10.18 to the Registrant’s Form 10-K for the year ended December 31, 2002)

10.19*	Sublease between Great American Insurance Company and the Registrant for Maitland, Florida property (incorporated by reference to Exhibit 10.19 to the Registrant’s Form 10-K for the year ended December 31, 2002)

10.20*	Sublease between Great American Insurance Company and the Registrant for property located at 11353 Reed Hartman Highway, Cincinnati, Ohio (incorporated by reference to Exhibit 10.20 to the Registrant’s Form 10-K for the year ended December 31, 2002)

10.21*	Sublease between Great American Insurance Company and the Registrant for Parsippany, New Jersey property (incorporated by reference to Exhibit 10.21 to the Registrant’s Form 10-K for the year ended December 31, 2002)

10.22*	Sublease between Great American Insurance Company and the Registrant for Raleigh, North Carolina property (incorporated by reference to Exhibit 10.22 to the Registrant’s Form 10-K for the year ended December 31, 2002)

10.23*	Sublease between Great American Insurance Company and the Registrant for property located at 49 East Fourth Street, Cincinnati, Ohio (incorporated by reference to Exhibit 10.23 to the Registrant’s Form 10-K for the year ended December 31, 2002)

10.24*	Sublease between Great American Insurance Company and the Registrant for Exton, Pennsylvania property (incorporated by reference to Exhibit 10.24 to the Registrant’s Form 10-K for the year ended December 31, 2002)

10.25*	Credit Agreement dated July 17, 2003 among the Registrant, as Borrower, Bear, Stearns & Co. Inc. and Lehman Brothers Inc., as Joint Lead Arrangers, Bear Stearns Corporate Lending Inc., as Syndication Agent, and Lehman Commercial Paper Inc., as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated July 16, 2003)

10.26*	Guarantee And Collateral Agreement, dated July 17, 2003, made by the signatories thereto, in favor of Lehman Commercial Paper Inc., as administrative agent for the banks and other financial institutions from time to time parties to the Credit Agreement (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K dated July 16, 2003)

10.27	Severance Agreement between John R. Miner and the Registrant

21*	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 to the Registrant’s Form 10-K for the year ended December 31, 2002)

23.1	Consent of Independent Auditors

23.2*	Consent of Keating, Muething & Klekamp, P.L.L. (contained in Exhibit 5)

24*	Powers of Attorney (contained in Signature Page)

*	Incorporated by reference as indicated.
**	To be filed by amendment.

(b) Financial Statement Schedules:

I. Condensed Financial Information of Registrant.

VI. Supplemental Information Concerning Property-Casualty Insurance Operations.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Birmingham, State of Alabama, on the 17th day of November, 2003.

INFINITY PROPERTY AND CASUALTY CORPORATION

By:	/S/ JAMES R. GOBER
James R. Gober
Chief Executive Officer and President

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Samuel J. Simon and Roger Smith, and each of them acting individually, his or her true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to sign any and all registration statements relating to the same offering of securities as this Registration Statement that are filed pursuant to Rule 462(b) promulgated under of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and any other regulatory authority, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date
/S/ JAMES R. GOBER James R. Gober	Chief Executive Officer, President and Director (principal executive officer)	November 17, 2003

/S/ ROGER SMITH Roger Smith	Senior Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)	November 17, 2003

Jorge G. Castro	Director	November 17, 2003

/S/ KEITH A. JENSEN Keith A. Jensen	Director	November 17, 2003

/S/ GREGORY C. JOSEPH Gregory C. Joseph	Director	November 17, 2003

/S/ HAROLD G. LAYMAN Harold G. Layman	Director	November 17, 2003

/S/ CARL H. LINDNER III Carl H. Lindner III	Director	November 17, 2003

/S/ GREGORY C. THOMAS Gregory C. Thomas	Director	November 17, 2003

INFINITY PROPERTY AND CASUALTY CORPORATION—PARENT ONLY

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT

(In Thousands)

Condensed Balance Sheet

December 31,
2002
Assets:
Investment in subsidiaries	$441,802
Receivable from affiliates	1

$441,803

Liabilities and Shareholders’ Equity:
Payables to affiliates	$55,000
Shareholders’ equity	386,803

$441,803

Note:	The companies comprising the NSA Group were transferred to Infinity on December 31, 2002. No operations were conducted by the Registrant during 2002.

INFINITY PROPERTY AND CASUALTY CORPORATION &

PERSONAL LINES AGENCY BUSINESS OF GREAT AMERICAN INSURANCE

SCHEDULE VI—SUPPLEMENTAL INFORMATION CONCERNING

PROPERTY-CASUALTY INSURANCE OPERATIONS

THREE YEARS ENDED DECEMBER 31, 2002

(IN MILLIONS)

COLUMN A	COLUMN B	COLUMN C	COLUMN D	COLUMN E	COLUMN F	COLUMN G	COLUMN H		COLUMN I	COLUMN J	COLUMN K
AFFILIATION WITH REGISTRANT	DEFERRED POLICY ACQUISITION COSTS	RESERVES FOR UNPAID CLAIMS AND CLAIMS ADJUSTMENT EXPENSES	DISCOUNT DEDUCTED IN COLUMN C	UNEARNED PREMIUMS	EARNED PREMIUMS	NET INVESTMENT INCOME	CLAIMS AND CLAIM ADJUSTMENT EXPENSES INCURRED RELATED TO		AMORTIZATION OF DEFERRED POLICY ACQUISITION COSTS	PAID CLAIMS AND CLAIM ADJUSTMENT EXPENSES	PREMIUMS WRITTEN
							CURRENT YEARS	PRIOR YEARS

INFINITY PROPERTY AND CASUALTY CORPORATION

2002	$22	$604 (a)	$ —	$303 (b)	$ 646	$61	$527	$ 1	$ 40	$565	$ 613

2001	$40	$645 (a)	$ —	$339 (b)	$ 916	$75	$762	($10)	$161	$771	$ 738

2000					$1,043	$69	$941	($25)	$193	$832	$1,074

PERSONAL LINES AGENCY BUSINESS OF GREAT AMERICAN INSURANCE COMPANY

2002	$11	$126	$ —	$ 48	$ 107	$ —	$ 84	$ 7	$ 15	$ 81	$ 74

2001	$25	$116	$ —	$ 81	$ 150	$ —	$118	$ 4	$ 30	$112	$ 165

2000					$ 129	$ —	$ 90	$ 4	$ 26	$106	$ 133

(a)	Grossed up for reinsurance recoverables of $33 million and $37 million at December 31, 2002 and 2001, respectively.
(b)	Grossed up for prepaid insurance premiums of $92 million and $96 million at December 31, 2002 and 2001, respectively.